UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated February 27, 2025, announcing the release of the registrant’s full year 2024 results.

TURKCELL
ILETISIM HIZMETLERI

FULL YEAR 2024 RESULTS

Successfully Expanding Subscriber Base and Growing ARPU in a Competitive Environment

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company” or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”) unless otherwise stated.

•	We have four reporting segments:

o	"Turkcell Türkiye," which comprises our telecom, digital services, and digital business services related businesses in Türkiye (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Türkiye only figures unless otherwise stated. The terms "we," "us," and "our" in this press release refer only to Turkcell Türkiye, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International,” which comprises all of our telecom and digital services-related businesses outside of Türkiye (BeST and KKTCELL).

•	As per Turkcell Group’s announcement on September 9, 2024, the transfer of shares, along with all rights and liabilities in Lifecell LLC, LLC Global Bilgi, and LLC Ukrtower, was completed. As of Q324, Turkcell Group no longer holds any shares in these companies. These operations have been classified as assets held for sale and as discontinued operations.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management, and consumer electronics sales through digital channels and intersegment eliminations.

•	This press release provides a year-on-year comparison of our key indicators and figures in parentheses following the operational and financial results for December 31, 2024 refer to the same item as at December 31, 2023. For further details, please refer to our consolidated financial statements and notes as at and for December 31, 2024, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the full year of 2023 and 2024 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release, totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year percentage comparisons appearing in this press release reflect mathematical calculation.

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NOTICE

This press release contains the Company’s financial information for the year ended December 31, 2024, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This press release contains the Company’s financial information prepared in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS29”). Therefore, the financial statement information included in this press release for the periods presented is expressed in terms of the purchasing power of the Turkish Lira as of December 31, 2024. The Company restated all non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of December 31, 2024. Comparative financial information has also been restated using the general price index of the current period.

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. This includes, in particular, and without limitation, our targets for consolidated revenue growth, data center and cloud revenue growth, EBITDA margin, and operational capex over sales ratio for the full year 2025. In establishing such guidance and outlooks, the Company has used a certain number of assumptions regarding factors beyond its control, in particular in relation to macroeconomic indicators, such as expected inflation levels, that may not be realized or achieved. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position, and business strategy, may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe,” “continue,” and “guidance.”

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements. Should one or more of these risks or uncertainties materialize or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned, or projected.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance, or achievements to differ materially from our future results, performance, or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward- looking statements, see our Annual Report on Form 20-F for 2023 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and we undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion, and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees, or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

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FINANCIAL HIGHLIGHTS

TRY million	FY23	FY24	y/y%
Revenue	154,653	166,671	7.8%
EBITDA[1]	63,349	69,802	10.2%
EBITDA Margin (%)	41.0%	41.9%	0.9	pp
EBIT[2]	18,160	22,239	22.5%
EBIT Margin (%)	11.7%	13.3%	1.6	pp
Net Income	18,125	23,523	29.8%

FULL-YEAR HIGHLIGHTS

•	As per our announcement on September 9, 2024, we have completed the transfer of shares, along with all rights and liabilities in Lifecell LLC, LLC Global Bilgi, and LLC Ukrtower, operating in Ukraine. Turkcell Group no longer holds any shares in these companies.

•	In line with the General Assembly decision, a total gross dividend distribution of TRY6.3 billion was performed on December 5, 2024.

•	Solid financial performance despite inflationary headwinds:

o	Group revenues up 7.8%, with Turkcell Turkey’s topline growing 8.3%, driven by strong ARPU growth, solid postpaid net additions, and successful upsell efforts. Our techfin segment revenues rose 30.9% on a yearly basis, more than offsetting the decline in other segment

o	EBITDA increased 10.2%, leading to an EBITDA margin of 41.9%, marking a yearly improvement of 0.9pp; EBIT up 22.5%, resulting in an EBIT margin of 13.3%

o	Net income up 29.8% to TRY23.5 billion, including the sale of subsidiaries in Ukraine

o	Strong free cash flow[3] generation of TRY7.3 billion; net leverage[4] level at 0.14x; net short FX position of US$124 million in line with our neutral FX definition, which is between plus and minus US$200 million

•	Well-balanced operational performance despite intense competition

o	Turkcell Türkiye subscriber base[5] up by 578 thousand net additions

o	1.9 million mobile postpaid net additions - the highest level in the last 15 years

o	168 thousand fiber net additions

o	6.0 million total homepasses; 233 thousand new fiber homepasses

o	Mobile ARPU[6] growth of 10.4%; residential fiber ARPU growth of 13.6%

•	2025 guidance[7]; revenue growth target of between 7%-9%, data center and cloud revenue growth target of between 32%-34%, EBITDA margin target of between 41%-42%, and operational capex over sales ratio[8] target of around 24%

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Free cash flow calculation includes EBITDA and the following items as per IFRS cash flow statement; acquisition of property, plant and equipment, acquisition of intangible assets, change in operating assets/liabilities, payment of lease liabilities and income tax paid.

(4) The net debt calculation includes "financial assets” reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(5) Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(6) Excluding M2M

(7) Our expectations for 2025 incorporate the effects of inflation accounting under IAS 29. These projections are based on assumptions regarding factors beyond our control, including key macroeconomic indicators such as inflation. Our 2025 expectations are based specifically on an assumed annual inflation rate of 30.5% (year-end). This paragraph contains forward-looking statements that reflect our current estimates and expectations regarding market conditions across all of our businesses. However, there can be no assurance that these forward-looking statements will occur as anticipated. For a discussion of the various factors that could impact the outcome of these forward-looking statements, please refer to our 2023 annual report on Form 20-F filed with the SEC, specifically the risk factors section.

(8) Excluding license fees

For further details, please refer to our consolidated financial statements and notes as at December 31, 2024, via our website in the Investor Relations section (www.turkcell.com.tr).

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COMMENTS BY CEO, ALİ TAHA KOÇ, PhD

A year filled with achievements

As Turkcell, leading Türkiye's digital transformation, we successfully completed 2024 under the challenging conditions of global economic turbulence and high inflationary environment. Despite the Turkish economy being shaped by tight monetary policies and a focus on combating inflation throughout the year, we achieved strong performance through our robust business model and strategic initiatives. In this milestone year marking our 30th anniversary, we have steadfastly progressed toward our goal of creating sustainable value for our stakeholders, driven by our strong foundations and innovative vision. On our focus on creating value from our assets, we reduced our geopolitical risks and further strengthened our cash position by completing the sale of our subsidiaries in Ukraine. In addition, in line with the decision taken at the ordinary general assembly meeting, we distributed a total gross dividend of TRY 6.3 billion on December 5, in line with our dividend policy. In the year ahead, we remain committed to creating value for our stakeholders.

In line with our guidance; Turkcell Group revenues increased by 7.8%, reaching TRY 166.7 billion; while the EBITDA1 margin improved by 0.9 points on an annual basis, reaching 41.9%, despite the challenging inflationary pressures on the cost base in 2024. Our net income was at TRY 23.5 billion, supported by the contribution of the sale of Ukrainian subsidiaries.

Solid operational performance despite the challenging competitive environment

The MNP (mobile number portability) market has been increasingly active since May, peaking in December. While irrational offers by the competitors continue to impact the healthy development of the market, the MNP market volume rose to historic highs. At this point, we have occasionally responded to some of these competitive campaigns to retain our customer base. Thanks to our subscriber retention strategy, supported by analytical models and innovative services, our mobile churn rate remained steady at 2%.

As the leader of the mobile segment, we prioritize long-term and sustainable growth. While we emphasize maintaining a balanced market structure, we remain committed to creating lasting value rather than pursuing temporary gains through short-term strategies. With this strategy, we have managed the balance of ARPU increase and subscriber base growth in a healthy way. As a result, our mobile postpaid subscriber base grew by 1.9 million, surpassing 29.1 million, marking the highest annual increase in the past 15 years. The postpaid subscriber base increased by 5 points on an annual basis and reached 76%. Our prepaid subscriber base decreased to 9.2 million as a result of alternative data solutions as well as mass line closures that we carry out in the last quarter of each year. Mobile ARPU2 increased by 10.4%, driven by our price adjustments, successful upsell efforts, and expansion in the postpaid subscriber base that generates more value.

In the fixed broadband segment, we remained committed to expand our end-to-end fiber service to more subscribers. Within this scope, our Turkcell fiber subscriber base3 increased by 168 thousand in 2024, reaching 2.5 million. Thanks to the 12-month contract share in residential fiber subscribers increasing to 85%, the share of our fiber subscribers with speeds of 100 megabits and above exceeding 41% in total fiber, and the price adjustment we have made, our fiber ARPU increased by 13.6% on an annual basis in 2024. We observe that our IPTV product TV+ also has a significant contribution to this increase. We had a very successful year in terms of converting our fiber investments into subscribers. Take up rate in the fiber segment increased by 1.7 points on an annual basis and reached 42.7%. Our “Resell” segment, which we provide services by considering financial profitability in regions where our fiber broadband service is not available, completed the year at 779 thousand. With the project that we launched as a pilot in the last quarter of 2024 and fully commissioned as of January 2025, we have now started to provide fiber service using the infrastructure of the incumbent operator.

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Strong contribution to group from Techfin Segment

Our techfin segment, consisting of Paycell and Financell4 brands, experienced remarkable growth in 2024. Paycell, which has changed the habits of consumers with the innovative payment services, has grown in all verticals it serves and increased its revenues to TRY 3.9 billion, with a 25% annual growth. EBITDA margin improved by 0.5 points to 43.0%. In the Pay Later service, which accounts for more than half of Paycell's revenues, the non-group volume increased by 49% compared to last year. On the other hand, POS solutions, which have gained a strong growth momentum since its launch, has become the second largest vertical of Paycell revenues in 2024 with the strong performance in non-group customers. Total volume of POS solutions increased by 88%. Paycell Card volume grew by 77% on an annual basis as users strengthened their usage habits. On the other hand, Financell, which operates in the field of individual and commercial financing, increased its revenues by 32.8% in 2024 thanks to the contribution of the increase in the average interest rate and the larger loan portfolio. The ability to serve more comprehensive customer segments thanks to our personalized pricing strategy that we launched this year has a key role in the growth of the loan portfolio. Thus, we maintained our position as the leading financing company in the field of microloans in 2024. While Financell's net interest margin improved in the second half of the year, our cost of risk remained below industry averages.

We are shaping the future in Data Center & Cloud Business

The revenues of our Data Center & Cloud business, which we set out with the principle of “Keeping Türkiye’s data in Türkiye” and became the market leader in data center sector in a short time, grew by 46% in 2024 thanks to high demand and price adjustments. We aim to establish an additional capacity of 8.4 MW by adding new modules to our data centers, which have a total active IT capacity of 41.4 MW by the end of the year. As the first company in Türkiye to receive Tier III certifications in design, facility and operation by the Uptime Institute, we build our data centers to the highest standards to ensure redundancy, reliability and near-zero downtime. We aim to strengthen our leadership by continuing our investments in this field in the coming years.

Green steps for the future

As Turkcell, we value not only people but also all living beings and the environment we live in, taking action to leave a livable world for future generations. In this context, we have accelerated our investments in the field of sustainability in order to transform all our businesses into a more environmentally friendly, efficient and sustainable model by using the power of technology. As a company operating in an energy-intensive sector, we meet 100% of our electricity needs from renewable energy-certified sources. We took our efforts in this field even further. By the end of 2024, we completed the installation of our own solar power plants with a total capacity of 54 MW and activated 8.2 MW of it. We aim to increase the installed capacity of the solar power plants, which will be commissioned in 7 different provinces and 11 locations, to 300 MW by the end of 2026. Thus, while we will protect ourselves against possible energy price increases, we will also be one step closer to our goal of becoming a net zero carbon company in 2050.

We are working tirelessly to minimize our impact on the environment and to leave a much more livable world for our children. The ‘Recycle into Education’ project, which has been ongoing since 2019, is a meaningful reflection of this awareness. Within the scope of this project, we collected and recycled a total of approximately 48 tons of techno waste, 14 tons of which were in 2024, and supported more than 450 children to receive education for a year. At the same time, we increased environmental awareness and protected our natural resources by recycling technological waste.

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Great interest and trust in Turkcell

We achieved a significant success for both our company and our country by issuing a billion USD Eurobond - the largest international bond in Turkcell's history. The 5-year bond with a nominal value of 500 million dollars and the inaugural sustainable bond with a 7-year maturity with a nominal value of 500 million dollars that we issued in January attracted great interest from investors despite the difficult market conditions. This success once again demonstrated Turkcell's financial strength and the trust international investors have in our company and our country. We will use this fund to further strengthen our digital infrastructure and implement our sustainable projects.

20255 will be a year in which Turkcell accelerates its investments, focuses on sustainability areas, and closely follows the 5G tender and developments. While we aim to achieve 7%-9% real revenue growth and 41%-42% EBITDA Margin for this year, we expect the operational capex to sales ratio6 to be around 24%, taking into account our increasing solar energy, data center and cloud investments. We expect the revenue growth of our data center and cloud business to be in the 32%-34% range.

As Türkiye's Turkcell, we will continue to create value, be a pioneer with exemplary projects, and invest in the future of our country by continuing our investments focused on technology, innovation and sustainability. As Turkcell, we are determined to leave our mark on the future with the transformative power of technology. I extend my heartfelt thanks to all our employees for their contributions to our success and express my gratitude to our Board of Directors for their trust.

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income

(2) Excluding M2M

(3) As of the fourth quarter of 2024, our fixed broadband subscriber reporting has been revised. Turkcell Fiber refers to customers served entirely through our own fiber infrastructure, while Turkcell Resell includes DSL, Cable, and Fiber sales provided through infrastructures of other ISPs. Accordingly, historical subscriber figures have been revised to ensure comparability

(4) Following the change in organizational structure, the revenues of Turkcell Sigorta Aracılık Hizmetleri A.Ş. (Insurance Agency), which was previously managed under Financell, are now classified as "Other" in the Techfin segment as of the first quarter of 2023.

(5) Our expectations for 2025 incorporate the effects of inflation accounting under IAS 29. These projections are based on assumptions regarding factors beyond our control, including key macroeconomic indicators such as inflation. Our 2025 expectations are based specifically on an assumed annual inflation rate of 30.5% (year-end). This paragraph contains forward-looking statements that reflect our current estimates and expectations regarding market conditions across all of our businesses. However, there can be no assurance that these forward-looking statements will occur as anticipated. For a discussion of the various factors that could impact the outcome of these forward-looking statements, please refer to our 2023 annual report on Form 20-F filed with the SEC, specifically the risk factors section.

(6) Excluding license fees

7

FINANCIAL AND OPERATIONAL REVIEW OF FULL YEAR

Financial Review of Turkcell Group

	Year
Profit & Loss Statement (million TRY)	FY23	FY24	y/y%
Revenue	154,653.0	166,671.4	7.8%
Cost of revenue[1]	(76,692.6)	(77,979.6)	1.7%
Cost of revenue1/Revenue	(49.6)%	(46.8)%	2.8	pp
Gross Margin[1]	50.4%	53.2%	2.8	pp
Administrative expenses	(4,951.5)	(6,919.9)	39.8%
Administrative expenses/Revenue	(3.2)%	(4.2)%	(1.0	)pp
Selling and marketing expenses	(8,204.1)	(10,948.7)	33.5%
Selling and marketing expenses/Revenue	(5.3)%	(6.6)%	(1.3	)pp
Net impairment losses on financial and contract assets	(1,455.6)	(1,021.2)	(29.8)%
EBITDA[2]	63,349.2	69,802.0	10.2%
EBITDA Margin	41.0%	41.9%	0.9	pp
Depreciation and amortization	(45,189.1)	(47,563.0)	5.3%
EBIT[3]	18,160.1	22,239.0	22.5%
EBIT Margin	11.7%	13.3%	1.6	pp
Net finance income / (costs)	(4,982.6)	(796.9)	(84.0)%
Finance income	18,283.7	10,378.4	(43.2)%
Finance costs	(28,777.0)	(17,025.9)	(40.8)%
Monetary gain / (loss)	5,510.8	5,850.5	6.2%
Other income / (expenses)	(6,880.4)	(2,326.5)	(66.2)%
Non-controlling interests	31.4	8.6	(72.6)%
Share of profit of equity accounted investees	2,202.0	(3,162.6)	(243.6)%
Income tax expense	6,751.0	(4,866.0)	(172.1)%
Profit /(loss) from discontinued operations	2,843.8	12,428.0	337.0%
Net Income	18,125.3	23,523.4	29.8%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group increased by 7.8% year-on-year in FY24. This was driven mainly by the higher postpaid customer base of Turkcell Türkiye and price adjustments. Additionally, solid momentum in the techfin business supported Group revenue growth.

For the full year, Turkcell Türkiye revenues, comprising 86% of Group revenues, grew 8.3% to TRY143,772 million (TRY132,760 million).

–	Consumer business rise[4] was the main driver of Turkcell Türkiye’s performance, achieving 13.0% growth through price adjustments, net additions both in mobile and fixed segments, and upsell efforts.

–	Corporate revenues[4] declined by 3.5%. The challenging economic climate, which led to restrained demand, adversely affected the hardware revenues of digital business services, resulting in a 35% contraction. Meanwhile, service revenues recorded 14% growth.

–	Wholesale revenues were down 9.2% to TRY8,443 million (TRY9,298 million).

(4) Following the change in the organizational structure, the revenues from sole proprietorship subscribers that we define as Merchant, which were previously managed under the Corporate segment, are being reported under the Consumer segment as of and from the third quarter of 2023. Within this scope, past data has been revised for comparative purposes.

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Turkcell International1 revenues, comprising 2% of Group revenues, rose 5.9% to TRY4,015 million (TRY3,791 million).

Techfin segment revenues, accounting for 5% of Group revenues, grew by 30.9% to TRY8,634 million (TRY6,596 million), exceeding the decline in the Other segment. Please refer to the Techfin section for details.

Other subsidiaries’ revenues, comprising 6% of Group revenues, which mostly include non-group call center and energy business revenues and consumer electronics sales revenues, decreased by 10.9% to TRY10,251 million (TRY11,506 million).

Cost of revenue (excluding depreciation and amortization) decreased to 46.8% (49.6%) as a percentage of revenues for the full year of 2024. This was driven mainly by the decline in cost of goods sold (2.7pp), interconnection cost (1.0pp), energy cost (0.8pp), and other cost items (0.4pp), despite the increase in personnel expenses (1.4pp) and cost of funding (0.7pp) as a percentage of revenues for the full year.

Administrative expenses increased to 4.2% (3.2%) as a percentage of revenues for the full year. The primary driver of this increase was the rise in personnel expenses.

Selling and marketing expenses increased to 6.6% (5.3%) as a percentage of revenues in FY24. The rise in personnel expenses (0.6pp) and marketing expenses (0.6pp) as a percentage of revenues was the main driver of this increase while selling expenses grew in parallel with group revenues.

Net impairment losses on financial and contract assets were at 0.6% (0.9%) as a percentage of revenues in FY24.

EBITDA2 grew by 10.2% year-on-year in FY24 leading to an EBITDA margin of 41.9% with a 0.9pp improvement (41.0%).

–	Turkcell Türkiye EBITDA increased 13.2% to TRY66,447 million (TRY58,709 million), leading to an EBITDA margin of 46.2% (44.2%).

–	Turkcell International EBITDA rose 4.9% to TRY1,473 million (TRY1,405 million), with a slight 0.4pp dilution in the EBITDA margin to 36.7% in FY24.

–	Techfin segment EBITDA declined 6.3% to TRY2,174 million (TRY2,321 million) with a 10pp contraction in EBITDA margin to 25.2% (35.2%). Higher funding costs only led to an 8.6pp drop in the EBITDA margin.

-	The EBITDA of other subsidiaries was at minus TRY293 million (TRY914 million).

Depreciation and amortization expenses increased by 5.3% year-on-year for the full year.

Net finance costs decreased to TRY797 million (TRY4,983 million) in FY24, including a TRY5.9 billion monetary gain and net FX losses of TRY5.5 billion. This decrease can be primarily attributed to a lower net FX loss due to a shrinking derivative portfolio. The derivative portfolio was reduced primarily due to cash inflows from Ukrainian asset sales and the advantage of holding Turkish Lira over derivative instruments, especially given the TRY's stability against foreign currencies.

See Appendix A for details of net foreign exchange gain and loss.

Other expenses decreased to TRY2,326 million (TRY6,880 million) for the full year. Please recall that a donation was made in response to the devastating earthquake centered in Kahramanmaraş in 2023. In the same year, higher litigation expenses were also recorded.

Income tax expense: The income tax expense of TRY4,866 million (positive TRY6,751 million) was reported. This variance can be attributed to two key factors: the reversal of deferred tax income, which had a positive impact in the previous year, and an increase in corporate tax expense. The higher corporate tax expense is primarily a consequence of the company's statutory financials reflecting a tax-paying position in FY24.

Profit /(loss) from discontinued operations of TRY12,428 million (TRY2,844 million) was recorded for this year. This figure includes Ukrainian asset sales.

(1) As per our Company’s announcement on September 9, 2024, we no longer hold any shares in companies operating in Ukraine as of Q324.

(2) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

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Net income of the Group increased by 29.8% to TRY23.523 million (TRY18.125 million) in FY24. Strong revenue and EBITDA performance, along with proceeds from the sale of our Ukrainian assets, positively impacted net income, while income tax expense, partially offset by lower net finance costs, had a negative impact.

Total cash & debt: Consolidated cash as of December 31, 2024, decreased to TRY68,934 million compared to TRY72,159 million as of December 31, 2023. This decrease reflects the TRY6.3 billion dividend payment made on December 5, 2024. We also strategically invested in instruments classified under financial assets in the balance sheet to enhance the utilization of our cash. Excluding FX swap transactions, 51% of our cash is in US$, 22% in EUR, 3% in CNY, and 24% in TRY.

Consolidated debt as of December 31, 2024, decreased to TRY104,340 million from TRY121,400 million as of December 31, 2023. Please note that TRY4,823 million of our consolidated debt is comprised of lease obligations. Note, too, that 43% of our consolidated debt is in US$, 32% in EUR, 4% in CNY, and 20% in TRY.

Net debt1, as of December 31, 2024, decreased to TRY9,975 million from TRY34,367 million as of December 31, 2023, with a net debt to EBITDA ratio of 0.14x.

Turkcell Group had a short net FX position of US$124 million at the end of the year (Please note that this figure takes hedging portfolio and advance payments into account). The short FX position of US$124 million is in line with our FX neutral definition, which is between -US$200 million and +US$200 million.

Capital expenditures: Capital expenditures, including non-operational items, were at TRY54,818 million in FY24.

For the full year, operational capital expenditures (excluding license fees) at the Group level were at 22.8% of total revenues.

	Year
Capital expenditures (million TRY)	FY23[2]	FY24[3]
Operational Capex	30,940.8	38,000.8
License and Related Costs	5,245.1	26.5
Non-operational Capex (Including IFRS15 & IFRS16)	12,830.8	16,791.2
Total Capex	49,016.7	54,818.5

(1) The net debt calculation includes "financial assets” reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(2) Including Ukraine operations

(3) Excluding Ukraine operations

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Operational Review of Turkcell Türkiye

	Year
Summary of Operational Data	FY23	FY24	y/y %
Number of subscribers[1] (million)	42.5	43.1	1.4%
Mobile Postpaid (million)	27.2	29.1	7.0%
Mobile M2M (million)	4.5	5.0	11.1%
Mobile Prepaid (million)	10.8	9.2	(14.8)%
Turkcell Fiber[2] (thousand)	2,286.7	2,454.5	7.3%
Resell Fixed Broadband[2] (thousand)	803.5	779.0	(3.0)%
ADSL (thousand)	760.7	738.2	(3.0)%
Cable (thousand)	38.5	35.5	(7.8)%
Fiber (thousand)	4.4	5.3	20.5%
Superbox (thousand)[3]	719.9	680.3	(5.5)%
IPTV (thousand)	1,409.2	1,462.8	3.8%
Churn (%)[4]
Mobile Churn (%)	2.0%	2.0%	-
Fixed Churn (%)	1.5%	1.5%	-
Average mobile data usage per user (GB/user)	17.0	18.2	7.1%

(1) Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(2) As of the fourth quarter of 2024, our fixed broadband subscriber reporting has been revised. Turkcell Fiber refers to customers served entirely through our own fiber infrastructure, while Turkcell Resell includes DSL, Cable, and Fiber sales provided through infrastructures of other ISPs. Accordingly, historical subscriber figures have been revised to ensure comparability.

(3) Superbox subscribers are included in mobile subscribers.

(4) Churn figures represent average monthly churn figures for the respective years.

	Year
ARPU (Average Monthly Revenue per User) (TRY)	FY23	FY24	y/y %
Mobile ARPU, blended	224.7	244.5	8.8%
Mobile ARPU, blended (excluding M2M)	250.8	276.8	10.4%
Postpaid	262.3	280.2	6.8%
Postpaid (excluding M2M)	309.3	334.0	8.0%
Prepaid	138.6	147.1	6.1%
Fixed Residential ARPU, blended	274.3	310.0	13.0%
Residential Fiber ARPU	277.3	315.0	13.6%

Turkcell Türkiye's subscriber base reached 43.1 million in 2024, with a net increase of 578 thousand. We have achieved 3.7 million net subscriber additions over the past three years thanks to our superior infrastructure, a wide range of solutions tailored to customer preferences, and our pioneering campaigns designed to simplify their lives, as well as the unique customer experience provided and our analytical capabilities.

In FY24, our mobile postpaid subscriber base experienced substantial growth, reaching 29.1 million with a remarkable 1.9 million net additions—the highest in 15 years. Accordingly, postpaid subscribers account for 76.0% (71.5%) of our mobile segment as of the end of 2024. The growth in postpaid subscribers is one of the key drivers of mobile ARPU growth, as these customers typically generate higher revenue than prepaid subscribers. Concurrently, our prepaid subscriber base decreased to 9.2 million, primarily driven by the widespread usage of alternative data solutions (e-SIM) and the routine disconnection of inactive prepaid subscribers during the quarter, in line with our churn policy. The competitive environment, which intensified in May and peaked in December, drove the MNP market to unprecedented highs. While our mobile churn rate in the fourth quarter of the year exceeded that of the same period last year, the annual churn rate remained stable at 2% throughout the year thanks to our successful subscriber retention strategy.

11

Our mobile ARPU (excluding M2M) rose 10.4% year-on-year in FY24. This performance is primarily attributable to price adjustments, upsell efforts and the expansion of our postpaid subscriber base.

On the fixed front, the demand for our high-speed and pure fiber service resulted in 168 thousand subscriber net additions for the full year. The growing interest in high-speed internet packages continued this quarter, with the proportion of residential fiber subscribers opting for 100 Mbps or faster tariffs increasing by 12 percentage points year-over-year, exceeding 41%. Starting in the fourth quarter, we began offering fiber tariffs over the incumbent’s infrastructure in addition to DSL. As of this quarter, we will categorize our fixed broadband subscribers as “Turkcell Fiber” and “Resell Fixed Broadband.”

Residential fiber ARPU recorded 13.6% growth on a yearly basis, supported by the expansion of 12-month contracts to 85% of residential fiber customers, higher demand for packages of 100 Mbps and above, and our price adjustments.

Average monthly mobile data usage per user rose 7.1% year-on-year to 18.2 GB, with the increasing number and data consumption of 4.5G users in FY24. Accordingly, the average mobile data usage of 4.5G users reached 19.2 GB in FY24.

By the end of 2024, total smartphone penetration on our network had reached 91%. Ninety-five percent of those smartphones were 4.5G compatible.

12

TECHFIN

	Year
Paycell Financial Data (million TRY)	FY23	FY24	y/y%
Revenue	3,142.4	3,926.5	25.0%
EBITDA	1,336.3	1,688.2	26.3%
EBITDA Margin (%)	42.5%	43.0%	0.5	pp
Net Income	74.5	696.4	834.8%

Paycell registered a remarkable performance in FY24, achieving 25.0% year-on-year revenue growth. Mobile payment, money transfer, and POS services were the main drivers of this success. The strong performance of POS solutions stemmed from new customer acquisition and increased transaction volume. As of 2024, POS solutions became the second-largest revenue vertical for Paycell. A significant part of Paycell’s growth came from services provided to non-group customers. Non-group revenues account for 57% of the total Paycell topline, highlighting Paycell’s expanding market reach beyond its existing ecosystem.

The transaction volume (non-group) of the Pay Later service reached around TRY12 billion in FY24, which was utilized by increased ticket size, non-group subscribers and QR code payments. Meanwhile, the Paycell Card transaction volume increased 77% year-on-year to TRY26.9 billion in FY24. In addition, the POS service, which is becoming increasingly widespread, is a catalyst for Paycell, and saw its volume increase by 88% in FY24.

	Year
Financell[1] Financial Data (million TRY)	FY23	FY24	y/y%
Revenue	3,408.6	4,525.5	32.8%
EBITDA	1,166.2	675.0	(42.1)%
EBITDA Margin (%)	34.2%	14.9%	(19.3	)pp
Net loss	(1,178.8)	(145.0)	(87.7)%

(1) Following the change in the organizational structure, the revenues of Turkcell Sigorta Aracılık Hizmetleri A.Ş. (Insurance Agency), which was previously managed under Financell, have been classified from Financell to "Other" in the Techfin segment as of the first quarter of 2023. Within this scope, all past data have been revised for comparability purposes.

Financell's revenue increased by 32.8%, driven by higher average interest rates and an expanding loan portfolio. The primary factor behind the decline in EBITDA margin compared to the previous year was increased funding costs. The net loss improved, primarily due to the earthquake donation that led to a high net loss in 2023.

Financell successfully navigated a challenging macroeconomic environment and maintained its market leadership in terms of customer number within the financing sector. This success is reflected in TRY 14.8 billion of new loans issued, with a loan portfolio of TRY6.6 billion at year-end. In 2024, Financell commenced a personalized pricing strategy that enables catering to wider customer segments, thereby contributing to portfolio growth. Financell also focused on small business device loans this year, bringing the total corporate loans to over 69.4 thousand to date. The cost of risk increased to 2.9% in 2024 from 1.6% in 2023, which is in line with banking sector trends despite the additional impact of the restriction on our collection from invoices.

13

TURKCELL INTERNATIONAL

	Year
BeST[1]	FY23	FY24	y/y%
Number of subscribers (million)	1.5	1.5	-
Active (3 months)	1.2	1.2	-
Revenue (million BYN)	175.5	215.9	23.0%
EBITDA (million BYN)	80.2	99.7	24.3%
EBITDA margin (%)	45.7%	46.2%	0.5	pp
Net loss (million BYN)	(10.8)	(7.6)	(29.6)%
Capex (million BYN)	77.1	119.4	54.9%
Revenue (million TRY)	2,007.2	2,179.0	8.6%
EBITDA (million TRY)	914.0	1,005.8	10.0%
EBITDA margin (%)	45.5%	46.2%	0.7	pp
Net loss (million TRY)	(76.8)	(76.2)	(0.8)%

(1) BeST, in which we hold a 100% stake, has operated in Belarus since July 2008.

BeST revenues rose 23.0% year-on-year in local currency terms for the full year, driven mainly by higher data revenues. BeST registered an EBITDA of BYN99.7 million in FY24, which led to an EBITDA margin of 46.2%. In TRY terms, BeST’s revenues grew 8.6% year-on-year in FY24 with an EBITDA margin of 46.2%.

BeST continued to offer LTE services to all six regions, encompassing 4.4 thousand sites by 2024 year-end. Enhanced LTE coverage has enabled BeST to expand its 4G subscriber base. Accordingly, 4G users reached 86% of the 3-month active subscriber base, which continued to support mobile data consumption and digital services usage. Additionally, the average monthly data usage among 4G subscribers increased 8% year-on-year to 20.7 GB in FY24.

	Year
Kuzey Kıbrıs Turkcell[2] (million TRY)	FY23	FY24	y/y%
Number of subscribers (million)	0.6	0.6	-
Revenue	1,573.7	1,687.4	7.2%
EBITDA	523.2	551.5	5.4%
EBITDA margin (%)	33.2%	32.7%	(0.5	)pp
Net income	1,643.3	483.4	(70.6)%

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues grew 7.2% year-on-year for the full year, driven by SMS revenues and price increases on tariffs. For the full year, the EBITDA of Kuzey Kıbrıs Turkcell increased 5.4%, yielding a 32.7% EBITDA margin.

14

Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 45.2 million as of December 31, 2024. This figure is calculated by taking the number of subscribers of Turkcell Türkiye, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Türkiye, and the mobile subscribers of BeST and Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	FY23	FY24	y/y%
Turkcell Türkiye subscribers[1] (million)	42.5	43.1	1.4%
BeST (Belarus)	1.5	1.5	-
Kuzey Kıbrıs Turkcell	0.6	0.6	-
Turkcell Group Subscribers (million)	44.6	45.2	1.3%

(1) Subscribers to more than one service are counted separately for each service. Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter							Year
	Q423	Q324	Q424	y/y%		q/q%		FY23	FY24	y/y%
GDP Growth (Türkiye)	4.6%	2.1%	n.a	n.a		n.a		4.5%	n.a	n.a
Consumer Price Index (Türkiye)(yoy)	64.8%	49.4%	44.4%	(20.4	)pp	(5.0	)pp	64.8%	44.4%	(20.4	)pp
US$ / TRY rate
Closing Rate	29.4382	34.0900	35.2233	19.7%		3.3%		29.4382	35.2233	19.7%
Average Rate	28.4905	33.4706	34.4819	21.0%		3.0%		23.6985	32.7740	38.3%
EUR / TRY rate
Closing Rate	32.5739	38.0180	36.7429	12.8%		(3.4)%		32.5739	36.7429	12.8%
Average Rate	30.7734	36.6689	36.9917	20.2%		0.9%		25.6283	35.4682	38.4%
US$ / UAH rate
Closing Rate	37.9824	41.1664	42.0390	10.7%		2.1%		37.9824	42.0390	10.7%
Average Rate	36.6722	41.0237	41.4924	13.1%		1.1%		36.5945	40.1901	9.8%
US$ / BYN rate
Closing Rate	3.1775	3.2113	3.4735	9.3%		8.2%		3.1775	3.4735	9.3%
Average Rate	3.1809	3.1684	3.4187	7.5%		7.9%		2.9988	3.2548	8.5%

15

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS:

We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible and intangible assets (affecting relative depreciation expense and amortization expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Year
Turkcell Group (million TRY)	FY23	FY24	y/y%
Consolidated profit before minority interest	18,093.9	23,514.9	30.0%
Profit /(loss) from discontinued operations	2,843.8	12,428.0	337.0%
Income tax expense	6,751.0	(4,866.0)	(172.1)%
Consolidated profit before income tax & minority interest	8,499.1	15,952.9	87.7%
Share of profit of equity accounted investees	2,202.0	(3,162.6)	(243.6)%
Finance income	18,283.7	10,378.4	(43.2)%
Finance costs	(28,777.0)	(17,025.9)	(40.8)%
Monetary gain / (loss)	5,510.8	5,850.5	6.2%
Other income / (expenses)	(6,880.4)	(2,326.5)	(66.2)%
EBIT	18,160.1	22,239.0	22.5%
Depreciation and amortization	(45,189.1)	(47,563.0)	5.3%
Adjusted EBITDA	63,349.2	69,802.0	10.2%

16

RECONCILIATION OF ARPU: ARPU is an operational measurement tool and the methodology for calculating performance measures such as ARPU varies substantially among operators and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that may result from the use of a single methodology. Management believes this measure is helpful in assessing the development of our services over time. The following table shows the reconciliation of Turkcell Türkiye revenues to such revenues included in the ARPU calculations for 2023 and 2024.

Reconciliation of ARPU	FY23	FY24
Turkcell Türkiye Revenue (million TRY)	132,760.4	143,757.2
Telecommunication services revenue	124,213.9	137,233.8
Equipment revenue	7,192.8	4,916.0
Other*	1,353.6	1,607.4
Revenues which are not attributed to ARPU calculation[1]	(20,637.8)	(18,611.9)
Turkcell Türkiye revenues included in ARPU calculation[2]	110,768.9	123,538.0
Mobile blended ARPU (TRY)	224.7	244.5
Average number of mobile subscribers during the year (million)	37.8	38.4
Fixed residential ARPU (TRY)	274.3	310.0
Average number of fixed residential subscribers during the year (million)	2.7	2.9

(1) Revenue from fixed corporate and wholesale business; digital business sales; tower business, and other non-subscriber-based revenues

(2) Revenues from Turkcell Türkiye included in ARPU calculation comprise telecommunication services revenue, equipment revenue and revenues which are not attributed to ARPU calculation.

*Including call center revenues

17

ABOUT TURKCELL: Turkcell is a technology and telecommunications company headquartered in Türkiye, offering a unique portfolio of voice, data and IPTV services over its mobile and fixed networks along with digital consumer, enterprise and techfin services. Turkcell Group operates in three countries: Türkiye, Belarus and Northern Cyprus. In 2024, Turkcell Group reported revenue of TRY166.7 billion, with total assets of TRY344.3 billion as of December 31, 2024. Listed on both the NYSE and BIST since July 2000, Turkcell remains the only dual-listed company on these exchanges. Read more at www.turkcell.com.tr.

For further information, please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

18

Appendix A – Tables

Table: Net foreign exchange gain and loss details

	Year
Million TRY	FY23	FY24	y/y%
Net FX loss before hedging	(20,236.7)	(3,753.4)	(81.5)%
Swap interest income/(expense)	837.5	602.9	(28.0)%
Fair value gain on derivative financial instruments	5,561.3	(2,365.1)	(142.5)%
Net FX gain / (loss) after hedging	(13,837.9)	(5,515.6)	(60.1)%

Table: Income tax expense details

	Year
Million TRY	FY23	FY24	y/y%
Current tax expense	(986.2)	(3,302.5)	234.9%
Deferred tax income / (expense)	7,737.2	(1,563.5)	(120.2)%
Income Tax expense	6,751.0	(4,866.0)	(172.1)%

19

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

	Notes	31 September 2024	31 December 2023
Assets
Property, plant and equipment	12	104,625,744	96,228,806
Right-of-use assets	16	10,173,872	8,859,214
Intangible assets	13	81,872,362	84,478,038
Investment properties	15	187,334	205,545
Trade receivables	19	328,034	470,476
Receivables from financial services	20	367,149	856,960
Contract assets	21	165,004	146,228
Financial assets at fair value through other comprehensive income	24	11,852,172	153,075
Financial assets at fair value through profit or loss	24	5,961,731	781,797
Deferred tax assets	18	2,537,878	1,629,674
Investments in equity accounted investees	40	5,294,025	8,474,482
Other non-current assets	17	7,217,678	6,396,589

Total non-current assets		230,582,983	208,680,884

Inventories	22	674,611	780,377
Trade receivables	19	16,463,247	15,774,312
Due from related parties		246,529	247,426
Receivables from financial services	20	7,142,345	8,434,770
Contract assets	21	5,200,448	4,608,194
Derivative financial instruments	34	2,043,112	2,952,207
Financial assets at amortized cost	24	1,065,899	-
Financial assets at fair value through other comprehensive income	24	2,241,429	-
Financial assets at fair value through profit or loss	24	3,573,688	12,806,149
Cash and cash equivalents	23	68,934,333	72,158,656
Other current assets	17	6,106,995	5,595,793
Subtotal		113,692,636	123,357,884
Assets held for sale	3	-	24,697,101
Total current assets		113,692,636	148,054,985
Total assets
		344,275,619	356,735,869

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

	Notes	31 September 2024	31 December 2023
Equity
Share capital	25	46,684,221	46,684,221
Share premium		41,937	11,093
Treasury shares	25	(1,328,153)	(1,070,296)
Reserves		2,210,127	8,049,087
Remeasurements of defined benefit plan		(3,088,502)	(2,955,739)
Retained earnings		142,446,900	125,781,534
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS ("the Company")		186,966,530	176,499,900
Non-controlling interests		-	(18,703)
Total equity		186,966,530	176,481,197

Liabilities
Borrowings	28	52,435,164	83,662,659
Trade and other payables		168,819	1,603,615
Due to related parties		253	55,350
Employee benefit obligations	29	3,032,078	2,963,122
Provisions	32	1,918,775	1,991,611
Deferred tax liabilities	18	5,249,745	3,300,735
Contract liabilities	31	2,152,853	1,723,399
Other non-current liabilities	27	1,517,404	1,607,611
Total non-current liabilities		66,475,091	96,908,102

Borrowings	28	51,905,095	37,737,089
Current tax liabilities		1,120,707	308,067
Trade and other payables	33	29,672,414	29,751,011
Due to related parties		959,896	797,619
Deferred revenue	30	507,561	358,064
Provisions	32	4,650,358	2,852,265
Contract liabilities	31	1,522,500	1,894,999
Derivative financial instruments	34	495,467	511,635
Subtotal		90,833,998	74,210,749
Liabilities directly associated with the assets held for sale	3	-	9,135,821
Total current liabilities		90,833,998	83,346,570
Total liabilities		157,309,089	180,254,672
Total equity and liabilities		344,275,619	356,735,869

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

	Notes	31 December 2024	Represented 31 December 2023	Represented 31 December 2022
Revenue	6	158,854,007	148,656,399	130,238,756
Revenue from financial services	6	7,817,357	5,996,632	4,736,403
Total revenue		166,671,364	154,653,031	134,975,159
Cost of revenue	11	(120,434,191)	(118,737,471)	(116,023,760)
Cost of revenue from financial services	11	(5,108,423)	(3,144,251)	(1,906,161)
Total cost of revenue		(125,542,614)	(121,881,722)	(117,929,921)
Gross profit		38,419,816	29,918,928	14,214,996
Gross profit from financial services		2,708,934	2,852,381	2,830,242
Total gross profit		41,128,750	32,771,309	17,045,238
Other income	7	251,419	1,274,549	503,315
Selling and marketing expenses	11	(10,948,678)	(8,204,102)	(6,631,018)
Administrative expenses	11	(6,919,862)	(4,951,496)	(3,724,122)
Net impairment losses on financial and contract assets	11	(1,021,230)	(1,455,575)	(898,004)
Other expenses	7	(2,577,904)	(8,154,995)	(2,031,367)
Operating profit		19,912,495	11,279,690	4,264,042
Finance income	9	10,378,433	18,283,669	5,714,055
Finance costs	9	(17,025,890)	(28,777,024)	(17,252,049)
Monetary gain (loss)	9	5,850,537	5,510,752	11,214,047
Net finance costs		(796,920)	(4,982,603)	(323,947)
Share of (loss)/ profit of equity accounted investees	40	(3,162,643)	2,202,029	753,977
Profit before income tax		15,952,932	8,499,116	4,694,072
Income tax (expense)/ benefit	10	(4,866,033)	6,750,994	4,021,332
Profit from continuing operations		11,086,899	15,250,110	8,715,404
Profit from discontinued operations	3	12,427,963	2,843,793	1,216,203
Profit for the year		23,514,862	18,093,903	9,931,607
Profit for the year is attributable to:
Owners of the Company		23,523,425	18,125,305	9,933,888
Non-controlling interests		(8,563)	(31,402)	(2,281)
Total		23,514,862	18,093,903	9,931,607

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	26	10.79	8.31	4.55

Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	26	5.09	7.00	3.99

Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	26	5.70	1.30	0.56

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

		31 December	31 December	31 December
	Notes	2024	2023	2022
Profit for the period		23,514,862	18,093,903	9,931,607
Items that will not be reclassified to profit or loss:
Remeasurements of defined termination benefit	29	(176,940)	(216,218)	(2,634,730)
Income tax relating to remeasurements of defined termination benefit		44,177	219,713	525,362
		(132,763)	3,495	(2,109,368)

Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		(7,293,767)	4,129,565	(1,080,920)
Fair value reserve		100,930	215,993	(176,141)
Cash flow hedges		(514,553)	2,271,364	3,301,693
Cost of hedging reserve		1,511,265	(562,159)	(3,133,985)
Hedges of net investments in foreign operations		1,632,047	(3,382,331)	(752,112)
Income tax relating to these items	10	(688,664)	1,421,293	(96,396)
- Income tax relating to exchange differences		-	(708,985)	(1,280,907)
- Income tax relating to cash flow hedges	34	122,397	36,819	(129,706)
- Income tax relating to cost of hedging reserve		(377,816)	395,647	626,797
- Income tax relating to fair value reserve		(25,233)	(7,961)	51,959
- Income tax relating to hedges of net investments		(408,012)	1,705,773	635,461
		(5,252,742)	4,093,725	(1,937,861)
Other comprehensive income/(loss) for the year, net of income tax		(5,385,505)	4,097,220	(4,047,229)
Total comprehensive income for the year		18,129,357	22,191,123	5,884,378

Total comprehensive income for the year is attributable to:
Owners of the Company		18,137,920	22,222,525	5,886,659
Non-controlling interests		(8,563)	(31,402)	(2,281)
Total		18,129,357	22,191,123	5,884,378

The above consolidated statement of other comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal reserves (*)	Fair value reserve (*)	Hedges of net investments in foreign operations (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Foreign currency translation reserve (*)	Remeasurement of defined benefit plan	Retained earnings	Reserve of disposal group held for sale	Total	Non-controlling interests	Total equity
Balance at 1 January 2022	46,684,221	(1,052,713)	137,360	11,093	34,182,534	(213,810)	(6,198,667)	620,014	(8,028,252)	(15,977,840)	(849,866)	106,188,621	-	155,502,695	(801)	155,501,894
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	-	9,933,888	-	9,933,888	(2,281)	9,931,607
Other comprehensive income, net of income tax	-	-	-	-	-	(124,182)	(116,651)	3,171,987	(2,507,188)	(2,361,827)	(2,109,368)	-	-	(4,047,229)	-	(4,047,229)
Total comprehensive income	-	-	-	-	-	(124,182)	(116,651)	3,171,987	(2,507,188)	(2,361,827)	(2,109,368)	9,933,888	-	5,886,659	(2,281)	5,884,378
Transfers to legal reserves	-	-	-	-	1,023,919	-	-	-	-	-	-	(1,023,919)	-	-	-	-
Dividend paid (Note 25)	-	26,515	-	-	-	-	-	-	-	-	-	(3,452,867)	-	(3,426,352)	-	(3,426,352)
Other	-	-	(137,360)	-	-	-	-	-	-	-	-	83,618	-	(53,742)	12,353	(41,389)
Balance at 31 December 2022	46,684,221	(1,026,198)	-	11,093	35,206,453	(337,992)	(6,315,318)	3,792,001	(10,535,440)	(18,339,667)	(2,959,234)	111,729,341	-	157,909,260	9,271	157,918,531
Balance at 1 January 2023	46,684,221	(1,026,198)	-	11,093	35,206,453	(337,992)	(6,315,318)	3,792,001	(10,535,440)	(18,339,667)	(2,959,234)	111,729,341	-	157,909,260	9,271	157,918,531
Profit/ (loss) for the year	-	-	-	-	-		-	-	-	-	-	18,125,305	-	18,125,305	(31,402)	18,093,903
Other comprehensive income, net of income tax	-	-	-	-	-	208,032	(1,676,558)	2,308,183	(166,512)	3,420,580	3,495	-	-	4,097,220	-	4,097,220
Total comprehensive income	-	-	-	-	-	208,032	(1,676,558)	2,308,183	(166,512)	3,420,580	3,495	18,125,305	-	22,222,525	(31,402)	22,191,123
Transfers to legal reserves	-	-	-	-	485,325	-	-	-	-	-	-	(485,325)	-	-	-	-
Acquisition of treasury shares (-)	-	(73,279)	-	-	-	-	-	-	-	-	-	-	-	(73,279)	-	(73,279)
Acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,428	3,428
Dividend paid (Note 25)	-	29,181	-	-	-	-	-	-	-	-	-	(3,587,787)	-	(3,558,606)	-	(3,558,606)
Discontinued operations (Note 41)	-	-	-	-	-	-	-	-	-	(8,865,132)	-	-	8,865,132	-	-	-
Balance at 31 December 2023	46,684,221	(1,070,296)	-	11,093	35,691,778	(129,960)	(7,991,876)	6,100,184	(10,701,952)	(23,784,219)	(2,955,739)	125,781,534	8,865,132	176,499,900	(18,703)	176,481,197
Balance at 1 January 2024	46,684,221	(1,070,296)	-	11,093	35,691,778	(129,960)	(7,991,876)	6,100,184	(10,701,952)	(23,784,219)	(2,955,739)	125,781,534	8,865,132	176,499,900	(18,703)	176,481,197
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	-	23,523,425	-	23,523,425	(8,563)	23,514,862
Other comprehensive income, net of income tax	-	-	-	-	-	75,697	1,224,035	(392,156)	1,133,449	1,571,365	(132,763)	-	(8,865,132)	(5,385,505)	-	(5,385,505)
Total comprehensive income		-	-	-	-	75,697	1,224,035	(392,156)	1,133,449	1,571,365	(132,763)	23,523,425	(8,865,132)	18,137,920	(8,563)	18,129,357
Transfers to legal reserves	-	-	-	-	844,008	-	-	-	-	-	-	(844,008)	-	-	-	-
Dividend paid (Note 25)	-	70,139	-	-	(1,430,226)	-	-	-	-	-	-	(5,954,534)	-	(7,314,621)	-	(7,314,621)
Acquisiton of treasury shares	-	(327,996)	-	-	-	-	-	-	-	-	-	-	-	(327,996)	-	(327,996)
Acquisition of subsidiary	-	-	-	30,844	-	-	-	-	-	-	-	-	-	30,844	-	30,844
Transactions with non controlling interests	-	-	-	-	-	-	-	-	-	-	-	(59,517)	-	(59,517)	21,517	(38,000)
Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5,749	5,749
Balance at 31 December 2024	46,684,221	(1,328,153)	-	41,937	35,105,560	(54,263)	(6,767,841)	5,708,028	(9,568,503)	(22,212,854)	(3,088,502)	142,446,900	-	186,966,530	-	186,966,530

(*) Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

	Note	31 December 2024	31 December 2023	31 December 2022
Cash flows from operating activities:
Profit for the year		11,086,899	15,250,110	8,715,404
Discontinued operations		12,427,963	2,843,793	1,216,203
Profit for the year including discontinued operations		23,514,862	18,093,903	9,931,607
Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	12-15	19,176,624	17,284,249	21,706,362
Amortization of intangible assets and right of use assets	13-16	28,249,539	31,035,204	29,107,757
Impairment on property, plant and equipment and intangible asset	12-13	136,867	(2,052)	565,410
Net finance expense		5,213,120	3,905,964	4,944,842
Fair value adjustments to derivatives		3,057,354	(1,897,127)	3,504,162
Income tax expense	10	5,186,490	(6,329,447)	(3,842,745)
Gain on sale of property, plant and equipment		34,857	23,070	51,257
Effects of exchange rate changes and inflation adjustments		(1,958,557)	15,117,256	8,350,002
Provisions		7,377,812	6,784,907	3,980,635
Share of (profit)/loss of equity accounted investees		3,162,643	(2,202,029)	(753,976)
Fair value adjustments to financial assets through profit or loss		(1,706,465)	(6,648,585)	(2,510,354)
Gain on sale of subsidiary	3	(8,821,192)	-	-
Non-cash other adjustments		211,147	5,359	286,985
		82,835,101	75,170,672	75,321,944
Change in operating assets/liabilities
Change in trade receivables		(1,105,560)	(201,391)	1,004,000
Change in due from related parties		1,555	(56,796)	502,969
Change in receivables from financial services		1,647,048	(826,023)	(5,143)
Change in inventories		145,465	(142,301)	376,631
Change in other current assets		(581,400)	(1,795,133)	(208,825)
Change in other non-current assets		(71,662)	1,134,781	(155,006)
Change in due to related parties		103,028	(559,642)	(460,587)
Change in trade and other payables		(231,561)	1,351,307	(2,539,207)
Change in other non-current liabilities		(137,069)	61,101	62,893
Change in employee benefit obligations		(408,583)	(814,329)	(160,647)
Change in contract asset		(618,365)	(88,584)	229,739
Change in deferred revenue		233,352	187,671	(201,680)
Change in contract liability		(73,640)	456,641	(89,552)
Changes in other working capital		(2,578,760)	(2,206,974)	(2,123,416)
Cash generated from operations		79,158,949	71,671,000	71,554,113
Interest paid		(13,750,356)	(10,620,700)	(8,580,901)
Income tax paid		(2,151,453)	(813,328)	(1,928,242)
Net cash inflow from operating activities		63,257,140	60,236,972	61,044,970
Cash flows from investing activities:
Acquisition of property, plant and equipment	12	(30,698,851)	(20,525,914)	(22,207,092)
Acquisition of intangible assets	13	(20,230,939)	(22,071,268)	(16,102,219)
Proceeds from sale of property, plant and equipment		1,908,099	488,559	1,675,784
Payment for acquisition of subsidiary, net of cash acquired		30,844	-	-
Contribution of increase of share capital in joint ventures/associates		(68)	(784,491)	(1,464,404)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		38,699,081	22,100,620	3,115,854
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(60,178,590)	(23,267,140)	(5,140,818)
Cash inflows financial assets at fair value through profit or loss		15,311,139	20,275,204	(2,299)
Cash outflows financial assets at fair value through profit or loss		(6,712,350)	(14,809,730)	(8,897,255)
Change in other cash advances given		(703,013)	-	-
Proceeds from disposal of subsidiary, net of cash disposed	3	13,719,342	-	-
Interest received		11,755,169	8,410,644	5,755,791
Net cash outflow from investing activities		(37,100,137)	(30,183,516)	(45,785,494)
Cash flows from financing activities:
Proceeds from derivative instruments	41	5,417,456	11,188,868	8,607,172
Repayments of derivative instruments	41	(5,791,757)	(6,867,708)	(7,601,168)
Proceeds from issues of loans and borrowings		51,431,455	90,510,753	76,721,840
Proceeds from issues of bonds		14,870,998	11,296,562	6,457,040
Repayments of borrowings		(47,027,783)	(79,106,241)	(64,470,101)
Transactions with non controlling interests		(38,000)	-	-
Repayments of bonds		(15,280,501)	(7,636,411)	(5,146,248)
Dividends paid to shareholders	25	(7,314,621)	(3,587,782)	(3,452,867)
Dividends paid to non-controlling interest in subsidiaries		(327,996)	(73,279)	-
Payments of lease liabilities		(5,723,476)	(5,951,279)	(6,223,564)
Net cash (outflow)/inflow from financing activities		(9,784,225)	9,773,483	4,892,104
Net increase in cash and cash equivalents		16,372,778	39,826,939	20,151,580
Cash and cash equivalents at 1 January		77,711,693	61,710,669	72,765,126
Effects of exchange rate changes on cash and cash equivalents and inflation adjustment		(25,430,408)	(23,825,915)	(31,206,037)
Cash and cash equivalents at 31 December	23	68,654,063	77,711,693	61,710,669

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the "Company" or "Turkcell") was incorporated in Turkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company's registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications ("GSM") network in Turkiye and regional states.

In April 1998, the Company signed a license agreement (the "2G License") with the Ministry of Transport and Infrastructure of Turkiye (the "Turkish Ministry"), under which it was granted a 25-year GSM license in exchange for a license fee of USD 500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G license, the Company pays in cash the Undersecretariat of the Treasury (the "Turkish Treasury") a monthly tax levy, namely a 'treasury share' equal to 15% of the Company's gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority ("ICTA") regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the "3G License") providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax ("VAT")). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 7 April 2023, the Company and ICTA agreed for the extension the 2G License (which was valid until 27 April 2023). With this extension, 2G License validity has been extended to 30 April 2029 for a consideration of EUR 120 million (plus EUR 21.6 million of value-added taxes). The initial payment which includes the down payment for the extension fee and total amount of value-added taxes, amounting to EUR 81.6 million has been paid in Turkish Lira at the amount of TRY 1.7 billion during 2023. On April 2024, approximately half of the remaining installments amounting to EUR 31.1 million have been paid in Turkish Lira at the amount of TRY 1.1 billion. The remaining amount will be paid within a year.

On 26 August 2015, "Authorization Tender on IMT Services and Infrastructure" publicly known as "4.5G license" tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016.

The Company is obliged to pay the ICTA a monthly treasury shares equal to 90% of 15% of gross revenue and 10% is paid for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the ICTA' s expenses and 5% of net revenue to ICTA as a frequency fee (TRx).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

1.	Reporting entity (continued)

As of 31 December 2024, the capital shares and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret Anonim Sirketi ("TVF BTIH") and IMTIS Holdings S.a r l. ("IMTIS Holdings") in the Company are 26.2% and 19.8%, respectively since 22 October 2020. The proportion of the Company's shares that are traded in domestic and foreign stock exchanges are 53.95% (Note 25).

The Group's immediate and ultimate parents are TVF BTIH, wholly owned by Turkiye Varlik Fonu ("TVF"), as of 31 December 2024. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

15% of the total issued shares of Turkcell, owned by TVF BTIH, have been re-classified as a separate class of Group A Shares (the "Group A Shares");

(i)	A nomination privilege has been created on the Group A Shares, allowing the holders thereof to nominate four candidates for appointment of five members of the board of directors of the Company; a voting privilege has been created on the Group A Shares, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of

a. five members of the board of directors of the Company, and

b. the chairman of the presiding committee of the general assembly of shareholders;

(ii)	All shareholders of the Company (including the holders of Group A Shares) are entitled to cast one vote per share on all other matters submitted to a vote of Turkcell's shareholders, including the appointment of the residual four members of the board of directors of Turkcell (including independent ones);

(iii)	The chairman of the board of directors shall be elected among the members of the board of directors elected through the exercise of the privileges granted to Group A Shares;

(iv)	The meeting quorum requirement of the board of directors requires five members constituting the majority of full number of its members, and the decision quorum requires the affirmative vote of at least five members present in the meeting; and

(v)	So long as the above-mentioned privileges are in effect, unlimited authority to represent and bind Turkcell regulated under Article 370 of Turkish Commercial Code shall be exercised by two members of the board of directors of the Company, including at least one member of the board of directors of the Company appointed through the exercise of the said privileges by the holders of Group A Shares.

The Company's board of directors consists of a total of nine non-executive members including three independent members as of 31 December 2024.

The consolidated financial statements of the Company as at and for the year ended 31 December 2024 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associate and a joint venture. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 39. The Company's and each of its subsidiaries', associate's and joint venture's financial statements are prepared as at and for the year ended 31 December 2024.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies

This note provides a list of the material accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes below. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of the Company and its subsidiaries and the Group's interest in an associate and a joint venture.

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

-	Derivative financial instruments,
-	Financial asset at fair value through profit or loss and other comprehensive income.

(a)	Compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and interpretations issued by the IFRS Interpretations Committee ("IFRICs") applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board ("IASB").

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding reporting period, unless otherwise stated.

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2024 were authorized for issue by the Board of Directors on 27 February 2025.

(b)	Restatement of financial statements during the hyperinflationary periods

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Turkiye and Turkish Republic of Northern Cyprus for the year ended 31 December 2024 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 ("IAS 29") "Financial Reporting in Hyperinflationary Economies". IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Cumulative three-year inflation rate in Turkiye reached 290.8% as at 31 December 2024, based on the Turkish nation-wide Consumer Price Index ("CPI") announced by the Turkish Statistical Institute ("TSI"). However, IAS 29 does not establish the rate of 100% as an absolute rate at which hyperinflation is deemed to arise. It is a matter of judgment when restatement of financial statements in accordance with IAS 29 becomes necessary. Moreover, hyperinflation is also indicated by characteristics of the economic environment of a country.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(b)	Restatement of financial statements during the hyperinflationary periods (continued)

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Turkiye and Turkish Republic of Northern Cyprus for the year ended 31 December 2024 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 ("IAS 29") "Financial Reporting in Hyperinflationary Economies". IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

The table below shows the evolution of CPI in the last three years and as of 31 December 2024:

	2024	2023	2022	2021
Annual Index	2,684.55	1,859.38	1,128.45	686.95
Average Index	2,360.03	1,488.91	967.71	561.61

Yearly Inflation	44.4%	64.8%	64.3%	36.1%
Cumulative Inflation (last three years)	290.8%	268.3%	156.2%	74.4%

In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power and an entity with an excess of monetary liabilities over monetary assets gains purchasing power to the extent the assets and liabilities are not linked to a price level. The gain or loss on the net monetary position is included in the statement of profit or loss as monetary gain (loss) item.

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of 31 December 2024. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Right-of-Use Assets, Inventories Investments in Equity Accounted Associate and Joint Venture and the Equity items.

Monetary items have not been restated because they are stated in terms of the measuring unit current as of 31 December 2024.

Comparative figures must also be presented in the current currency of 31 December 2024 and are restated using the general price index of the current year. Therefore, all comparative figures for the previous reporting periods have been restated, including foreign subsidiaries, by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period.

In the statement of profit or loss, except for depreciation and amortization which is calculated using inflation adjusted asset basis, items are restated from the dates when the items of income and expense were initially recorded. The Group uses monthly general price index for this purpose.

Similar to statement of profit or loss, all items in the statement of other comprehensive income are expressed in terms of the measuring unit current at balance sheet date. Therefore, all amounts are restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. Impact of inflation accounting on hedging reserve and cost of hedging reserve is transferred to retained earnings when hyperinflation accounting is ceased.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(b)	Restatement of financial statements during the hyperinflationary periods (continued)

All items except those arising from foreign operations in the statement of cash flows are expressed in a measuring unit current at the balance sheet date.

The subsidiaries that use functional currencies other than Turkish Lira (foreign companies with economies that are not considered to be hyperinflationary), do not apply IAS 29 (except for the adjustment of inflation for comparative presentation). The Group restates all comparative consolidated results and financial position in terms of the measuring unit current at the reporting date. The effect arising from the restatement of the beginning of the period net assets of the subsidiaries operating in the related foreign countries to the current period-end purchasing power for presentation purposes due to inflation accounting is reflected in foreign currency translation differences.

(c)	Functional and presentation currency

(i)	Transactions and balances

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency using the exchange rates at that date.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rates at the date when the fair value was determined. Exchange differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

Foreign exchange gains and losses are recognized in profit or loss, except:

•	For capitalized foreign exchange differences relating to borrowings to the extent that they are regarded as an adjustment to interest costs eligible for capitalization.

•	Foreign exchange differences are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

•	Foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within finance income or finance costs.

(ii)	Foreign operations

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

•	Equity for each balance sheet presented is translated at historic cost at the date of transaction,

•	Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average monthly exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions) and

•	All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, in equity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(c)	Functional and presentation currency (continued)

(ii)	Foreign operations (continued)

•	On consolidation, exchange differences arising from the translation of borrowings designated as hedges of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

•	Foreign currency translation differences reclassified to the statement of profit or loss on disposal of a subsidiary are foreign currency translation differences arising on the conversion from the functional currency of the subsidiary sold to TL, which is the functional currency of the Group.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements requires the use of accounting estimates. Management also needs to exercise judgment in applying the Group's accounting policies. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Alterations to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described below:

Allowance for doubtful receivables

For trade receivables and contract assets the Group applies the simplified approach to providing for expected credit losses (ECL) prescribed in IFRS 9, which requires the use of the lifetime expected loss provision. The Group performed the calculation of ECL rates separately for individual, corporate and wholesale customers. The ECLs were calculated based on actual credit loss experience over the past years. Exposures within each group were segmented based on common credit risk characteristics such as delinquency status. Future collection performance of receivables is estimated by considering general economic conditions to incorporate forward looking information to the expected credit loss calculations.

The Group also applies the general approach defined in IFRS 9 for the recognition of impairment losses on receivables from financial services, carried at amortized cost. Group appropriately classifies its financial instruments considering common risk factors (such as the type of the instrument, credit risk rating, guarantees, time to maturity and sector) to determine whether the credit risk on a financial instrument has increased significantly and to account appropriate amount of credit losses in the consolidated financial statements.

Capitalization and useful lives of assets

The Group evaluates the nature of the capitalized asset for its property, plant and equipment and intangible assets within the scope of IAS 16 and IAS 38 standards, and accordingly, the related assets are depreciated from the date at which the assets are ready for use. The useful lives of such assets depend on management's view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Capitalization and useful lives of assets (continued)

The useful lives and residual values of the Group's assets are estimated by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful lives of its assets in terms of the assets' expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the telecommunication licenses are based on the duration of the license agreements.

Gross versus net presentation of revenue

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management's analysis described below and such judgments impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows:

Indicators that an entity is a principal:

•	The entity is primarily responsible for fulfilling the promise to provide the specified good or service,

•	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer,

•	The entity has discretion in establishing the price for the specified good or service.

Contracted handset sales

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company recognizes revenue on net basis, representing the net margin earned, for the device in these transactions by considering the factors below:

-	The Company is not the primary obligor for the sale of handset,

-	The Company does not have control over the sale prices of handsets,

-	The Company has no inventory risk.

In all other cases, where above factors do not exist, the Company recognizes revenue gross. Multiple performance obligations and price allocation

In arrangements which include multiple elements where the Group acts as principal, the Group considers that a good or service is distinct if both of the following criteria are met:

•	The good or service is capable of being distinct, which is considered present if it is frequently sold on standalone basis by the Group or other third parties,

•	The promise to transfer the good or service is distinct within the context of the contract, which is considered present if there is no significant integration that combines the goods or services.

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The determination of standalone selling prices for the telecommunications services that are regularly sold on an individual basis by the Group, are not considered to be a critical accounting judgement since the Group uses the actual standalone price of similar services sold by itself in similar circumstances. However, in cases where the identical goods or services are not sold by the Group, stand-alone selling prices for similar goods and services sold by third parties are observed for the estimation purpose.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available against which unrecognized tax losses and temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Provisions, contingent liabilities and contingent assets

As detailed and disclosed in Note 32, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) arising in the ordinary course of business. All these investigations and litigations are evaluated by the Group Management and when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation, they are accounted for in the consolidated financial statements. For ongoing investigations, Group Management considers the following in determining if a provision should be recognized and the amount of provision needed; i) actual results of investigations in similar nature, ii) information gathered from investigating regulators during oral defense or other meetings, iii) publicly available information about developments at similar investigations completed by the investigating authority. Future results or outcome of these investigations and litigations might differ from these Group Management's expectations.

All significant investigations and litigations are disclosed unless possibility of outflow is considered remote (and where information concerning provisions are very sensitive, and full disclosure could prejudice the outcome of cases). As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Asset Retirement Obligation

The Group recognize dismantling cost for towers and base stations and provision for site restoration in the cost of an item of property, plant and equipment where the company has such a legal or constructive obligation. The dismantling costs are calculated according to best estimate of future expected payments discounted at a discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Net present value of dismantling cost is recognized as cost of the item of property, plant and equipment in non-current assets and as a long-term provision in non-current liability. Depreciation is calculated by using the same useful life relating to that asset and discount interest expense is recognized under finance cost in the statement of profit or loss. The Group expects that the obligations for dismantling, removing and site restoration will not be realized before the associated assets' end of useful life. Obligations for dismantling, removing and site restoration are discounted using a discount rate of 9.5% —31.2% at 31 December 2024 (31 December 2023: 11.5% -29.6%)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Floating rate loans and borrowings

For floating—rate loans and borrowings, The Group calculates the effective interest rate("EIR") based on a market—derived yield curve applicable for the entire life of the instrument. While applying this approach, the calculated EIR is applied until estimated future cash flows are revised, at which point a new EIR is calculated based on the revised cash flow expectations and the current carrying amount.

(e)	Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 2(z), the Group did not make any significant changes to its accounting policies during the current year.

(f)	Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate.

The Company does not have significant changes in accounting estimates during the year.

(g)	Comparative information and revision of prior period financial information

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable comparability of the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed. Significant changes in accounting policies and significant accounting errors are applied retrospectively and prior period financial statements are restated.

During 2024, the Group has discontinued the application of cash flow hedge accounting for significant counts of instruments (Note 34), where reclassifications from other comprehensive income to profit or loss frequently occur. Following this, the Group has reassessed their presentation of line items in the statement of other comprehensive income and considered that combining line items presenting movements of the same nature would be more relevant. As a result, the Group now present single lines for each of foreign currency translation differences, cash flow hedges, and cost of hedges as net in the consolidated statement of other comprehensive income, which includes the amounts reclassified to profit or loss. This combined presentation is presented for the year ended 31 December 2024, 2023 and 2022. This change has not affected the total amount of other comprehensive income or expenses. Amounts reclassified to profit or loss cand be found in the related footnotes (Note 9 and Note 3).

(h)	Principles of consolidation and equity accounting

(i)	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination comprises:

•    The fair value of the assets transferred,

•    Liabilities incurred to the former owners of the acquired business,

•    Equity interests issued by the Group,

•    The fair value of any asset or liability resulting from a contingent consideration arrangement, and

•    The fair value of any pre-existing equity interest in the subsidiary.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(i)	Business combinations (continued)

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest's proportionate share of the acquired entity's net identifiable assets.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

(ii)	Subsidiaries

Subsidiaries comprise all entities over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position, respectively.

(iii)	Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to the non-controlling and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(iv)	Business combinations under common control

Business combinations between entities or businesses under common control are excluded from the scope of IFRS 3. In a business combination under common control, assets and liabilities of the acquired entity are stated at predecessor carrying values. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in equity. The acquired entity's results and financial position are incorporated as if both entities (acquirer and acquiree) had always been combined, or using the results from the date when either entity joined the Group, where such a date is later.

(v)	Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence, but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in associates and joint ventures are accounted for using the equity method of accounting after initially being recognized at cost.

The accounting policies of both companies are aligned with those of the Group. Therefore, no adjustments are made when measuring and recognizing the Group's share of the profit or loss of the investees after the date of acquisition.

There is no significant goodwill included in the carrying value of associate or joint venture.

Under the equity method of accounting, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group's share of the post-acquisition profits or losses of the investee in profit or loss, and the Group's share of movements in other comprehensive income of the investee in other comprehensive income.

The carrying amount of equity-accounted investments is tested for impairment if impairment indicators exist.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(i)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial Assets

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)' on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held to collect contractual cash flows while financial assets classified and measured at fair value through other comprehensive income are held to collect contractual cash flows and selling.

i)	Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•    Financial assets at amortized cost (debt instruments)

•    Financial assets at fair value through other comprehensive income with recycling of cumulative gains and losses (debt instruments)

•    Financial assets designated at fair value through other comprehensive income with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•    Financial assets at fair value through profit or loss

(ii)	Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using EIR method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group's financial assets at amortized cost includes time deposits with maturity more than three months. For more information, refer to Note 24.

(iii)	Financial assets at fair value through other comprehensive income (debt instruments)

For debt instruments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in other comprehensive income. Upon derecognition, the cumulative fair value change recognized in other comprehensive income is recycled to profit or loss.

The Group's debt instruments at fair value through other comprehensive income includes investments in listed debt securities. For more information, refer to Note 24.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(i)	Financial instruments (continued)

Financial Assets (continued)

(iv)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes investment funds, and currency protected time deposits which the Group were irrevocably designated at fair value through profit or loss.

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9.Thus, the Group elect to measure all investments held by RE-PIE Portfoy Yonetim A.S Turkcell Yeni Teknolojiler Girisim Sermayesi ("Turkcell GSYF") at fair value through profit or loss. For more information, refer to Note 24.

(v)	Impairment

The Group assesses on a forward-looking basis ECL associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Loss allowances are measured on either of the following bases.

•	12 month expected credit losses (ECLs): these are ECLs that result from possible default events within the 12 months after the reporting date and

•	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

All Group companies apply simplified lifetime ECL measurement for trade receivables and contract assets except Turkcell Finansman which applies the general approach for trade receivable and contract assets.

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i)	Sale and Repurchase Agreements

Securities purchased under agreements to resell ("Reverse Repo") are classified and measured at amortized cost with the objective to collect contractual cash flows that are SPPI. Reverse repo transactions are recognized as cash and cash equivalents because they have short-term maturity and is readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Central Bank Accounts

According to the "Regulation on Required Reserves (Issue: 2013/15)" published in the Official Gazette No. 31818 on 23April 2022, the required reserve ratio for assets subject to required reserves has been set at 20% as of 31 December 2024. As for the liabilities subject to required reserves, the rates for Turkish lira required reserves are between 3% and 8% depending on the maturity structure, while the rates for foreign currency required reserves are between 5% and 26%, depending on the maturity structure. (As of 31 December 2023: 5% - 21%). Required reserves are reported as restricted cash under other current assets (Note 17)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(i)	Financial instruments (continued)

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Current trade receivables that do not contain a significant financing component are measured at the transaction price, less provision for impairment. When the period between the transfer of the promised good or service and the payment is one year or less, the Group applies the practical expedient and does not adjust the consideration for the effects of a significant financing component. However, non-current trade receivables are recognized initially at fair value and subsequently measured at amortized cost using EIR method, less provision for impairment. See Note 35 for a description of the Group's impairment policies.

Related parties

A related party is a person or entity that is related to the Group.

(a) A person or a close member of that person's family is related to the Group if that person:

(i) has control or joint control of the Group

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or of a parent of the Group.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii) The entity, or any member of a group of which it is a part, provides key management personnel services to the reporting entity or to the parent of the reporting entity

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(i)	Financial instruments (continued) Financial liabilities

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group's financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments.

(i)	Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

•   Financial liabilities at fair value through profit or loss

•   Financial liabilities at amortized cost (loans and borrowings)

(ii)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

(iii)	Financial liabilities at amortized cost (loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. For more information, refer to Note 28.

(iv)	Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(i)	Financial instruments (continued)

Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position where the Group has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(j)	Derivative financial instruments and hedge accounting

Derivative instruments are initially recognized at the acquisition cost reflecting the fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The derivative instruments of the Group mainly consist of participating cross currency swap contracts which is a cross-currency swap product featuring both buy and sell option structures, cross currency /interest rate swap contracts, foreign currency swap contracts and currency forward contracts instruments. These derivative transactions, even though providing effective economic hedges under the Group risk management position, do not generally qualify for hedge accounting under the specific rules and are therefore treated as derivatives held for trading in the consolidated financial statements. The fair value changes for these derivatives are recognized in the consolidated income statement.

Fair values of foreign exchange forwards, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and options are calculated with market levels of interest rates and Central Bank of Republic of Turkiye ("CBRT") exchange rates via valuation methods and pricing instruments correspondent with market standards. If market levels are not available for valuation date, fair value for forward contracts will be the value of the discounted future value of the difference between contract price level and forward value of CBRT exchange rate with risk free rates for the period. Interest rate and currency swaps will be valued with the difference of the discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions. The hedging transactions of the Group that qualify for hedge accounting are accounted for as follows:

(i)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of hedged asset or liability attributable to the hedged risk is recorded as part of the carrying value of the hedged asset or liability during the effective hedging relationship. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item, for which the effective interest method is used, is amortized using a recalculated effective interest rate.

Fair value hedge accounting has not been applied as of 31 December 2024 and 2023.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(j)	Derivative financial instruments and hedging accounting (continued)

(ii)	Cash flow hedge

Hedges of exposures to variability in cash flows that are attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit and loss are designated as cash flow hedges by the Group in accordance with IFRS 9 hedge accounting requirement. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognized in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item ("aligned time value") are recognized within other comprehensive income in the costs of hedging reserve within equity.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss, as follows:

- Where the hedged item subsequently results in the recognition of a non-financial asset, both the deferred hedging gains and losses and the deferred time value of the option contracts or deferred forward points, if any, are included within the initial cost of the asset. The deferred amounts are ultimately recognized in profit or loss as the hedged item affects profit or loss.

- The gain or loss relating to the effective portion of the interest rate swaps hedging variable rate borrowings is recognized in profit or loss within finance cost at the same time as the interest expense on the hedged borrowings.

The new effectiveness test model may be qualitative depending on the complexity of hedging relationship provided that it is prospective only. The 80-125% range in IAS 39 is replaced by an objectives-based test that focuses on the economic relationship between the hedged item and the hedging instrument, and the effect of credit risk on that economic relationship.

Under IFRS 9, at inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

Hedging relationship is discontinued in its entirety when as a whole it ceases to meet the qualifying criteria after considering the rebalancing of the hedging relationship. Voluntary discontinuation is not done, as its prohibited by IFRS 9. Hedge accounting is discontinued when the risk management objective for the hedging relationship has changed, the hedging instrument expires or is sold, terminated or exercised, there is no longer an economic relationship between the hedged item and hedging instrument or when the effect of credit risk starts dominating the value changes that result from the economic relationship.

When the Group discontinues hedge accounting for a cash flow hedge it accounts for the amount that has been accumulated in the cash flow hedge reserve as follows;

- If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve until the future cash flows occur. That amount shall be reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the expected future cash flows affect profit or loss.

- If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment

- If cash flow hedge accounting is discontinued for a time-period related hedge relationship for which change in time value of options is recognized in the costs of hedging, the amount recognized in cost of hedging reserve in equity immediately reclassified to profit or loss as a reclassification adjustment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

Derivative financial instruments and hedging accounting (continued)

(iii)	Foreign currency hedge of net investments in foreign operations

Foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations are recognized in other comprehensive income while any gains or losses relating to the ineffective portion is recognized in the income statement. Tax effects of foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations is recognized under other comprehensive income as well (Note 34).

(k)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in profit or loss.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset cannot exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in profit or loss. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

(ii)	Subsequent costs

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

(iii)	Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

Land is not depreciated.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(k)	Property, plant and equipment (continued)

(iii)	Depreciation (continued)

The ranges of estimated useful lives are as follows:

Mobile network infrastructure	4–20 years
Fixed network infrastructure	3–25 years
Call center equipment	4–8 years
Buildings	21–25 years
Equipment, fixtures and fittings	2–10 years
Motor vehicles	4–6 years
Electricity power plant	20 years
Leasehold improvements	3–5 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iv)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period to get ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred.

(l)	Intangible assets

(i)	Telecommunication licenses

Separately acquired telecommunication licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis by reference to the license period. The range of estimated useful life for telecommunication licenses are as follows:

Telecommunications licenses	3–25 years

The Company has been granted the 2G, 3G and 4.5G licenses on 27 April 1998 (The 2G license has been extended until 30 April 2029 on 7 April 2023) 30 July 2009 and 26 August 2015, respectively. The licenses are effective for 31, 20 and 13 years, respectively.

(ii) Computer software

Acquired computer software licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•   It is technically feasible to complete the software such that it will be available for use,

•   Management intends to complete the software and use or sell it,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(I)	Intangible assets (continued)

(ii)	Computer software (continued)

•	There is an ability to use or sell the software,

•	It can be demonstrated how the software will generate probable future economic benefits,

•	Adequate technical, financial and other resources to complete the development and to use or sell the software are available and

•	The expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The range of estimated useful life for computer software are as follows:

Computer software	3–8 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iii)	Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Indefeasible Rights of Use ("IRU") are rights to use a portion of an asset's capacity granted for a fixed period of time. IRUs are recognized as intangible asset when the Group has specific indefeasible rights to use an identified portion of an underlying asset and the duration of the right is for the major part of the underlying asset's useful economic life. IRUs are amortized over the shorter of the underlying asset's useful economic life and the contract term.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The ranges of the estimated useful lives for other intangible assets are as follows:

Indefeasible right-of-use	15 years
Transmission line software	5–10 years
Brand name	9–10 years
Customer base	2–15 years
Subscriber acquisition cost	2–6 years
Electricity production license	20 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period. Useful lives of subscriber acquisition cost are determined based on expected subscriber lifetimes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(I)	Intangible assets (continued)

Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. It is carried at cost adjusted for the effects of inflation during the hyperinflationary period (when it is arising from acquisition of a business whose functional currency is hyperinflationary), less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(m)	Investment properties

Recognition and measurement

Investment properties are properties held for rental yields and/or for capital appreciation (including property under construction for such purposes). Investment properties are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less depreciation and impairment losses.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The ranges of estimated useful lives are as follows:

Investment Property	25-45 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(n)	Inventories

Inventories are stated at the lower of cost, which is adjusted for the effects of inflation during the hyperinflationary period, where applicable, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2024 and 2023, inventories mainly consisted of mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products.

(o)	Impairment of non-financial assets

The Group assesses, at each reporting period, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash generating unit's ("CGU") fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(o)	Impairment of non-financial assets (continued)

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased.

(p)	Employee benefits

(i)	Short-term obligations

Liabilities for salaries including non-monetary benefits that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees' services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as employee benefit obligations in the statement of financial position.

(ii)	Post-employment benefits

In accordance with the labor law in Turkiye, the Company and its subsidiaries in Turkiye are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are considered as being part of defined benefit plans in accordance with IAS 19 Employee Benefits ("IAS 19"). Thus, the Group has recognized the retirement pay liability provision which is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkiye arising from retirement of employees. Provision for retirement pay liability is calculated by independent actuaries using the projected unit credit method. The calculated actuarial gains and losses are all recognized in other comprehensive income. For Turkish legal entities, the provision is calculated based on 30 days' pay up to a maximum full TL 35.1 as at 31 December 2024 (31 December 2023: TL 23.5), per year of employment, which is adjusted for future increases due to inflation applicable at the date of retirement. Discount rate used for calculating retirement pay liability as of 31 December 2023 is 2.2% (31 December 2023: 2.5%).

(iii)	Share-based payments

The Group provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment transactions, the Group measures services received and the liability incurred at the fair value of the liability. Liabilities for cash-settled share-based payment plan are recognized as employee benefit expense over the relevant service period. The fair value of the liability is re-measured at each reporting date and at the settlement date. Any changes in fair value are recognized in profit or loss for the period.

(iv)	Personnel bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(v)	Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(q)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the outflow required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(r)	Revenue

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. Revenue is recognized when control is transferred to the customer.

Revenue from telecommunication services includes postpaid and prepaid revenue from voice, data, messaging and value-added services, fixed internet services, interconnect revenue, and roaming revenue.

The Group generally recognizes telecommunication revenue over time as it transfers services to its customer because the subscriber simultaneously receives and consumes the benefits provided by the Group, as the Group performs. For certain contracts, the Group recognizes revenue for the products and services early within the contract term, where the collection is made in deferred terms. Collection under these contracts, are considered probable as the Group has contractual right to collect, it has a firm policy and practice to enforce its contractual rights and has a historic pattern of collection.

With respect to contract liability, the Group generally collects cash in advance by selling prepaid top up to distributors. In such cases, the Group does not recognize revenue until subscribers use the telecommunication services.

Services may be bundled with other products and services and these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

•	The good or service is capable of being distinct, which is considered present if it is frequently sold on standalone basis by the Group or other third parties,

•	The promise to transfer the good or service is distinct within the context of the contract, which is considered present if there is no significant integration that combines the goods or services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(r)	Revenue (continued)

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative standalone selling price. If an element of a transaction is not distinct, then it is accounted for as an integral part of the remaining elements of the transaction. Revenue from device sales is recognized when control of the device has been transferred, being the time when delivered to the end customer. For device sales, revenue is recognized at the time when control of the device has been transferred, being when the products are delivered.

The Group, its distributors and dealers offer joint campaigns to subscribers (mainly corporate subscribers) which may include the sale of device by the dealer and/or the distributor and the sale of communication service by the Group. In certain campaigns, dealers make the handset sales to the subscribers with deferred payment terms. Instalment of these handset sales are collected by the Group through letters of undertaking (a formal document transferring right to collect) signed by all parties. The Group pays the distributor the net present value of the installments to be collected from the subscribers and recognizes "contracted receivables" (those that are transferred by the dealers/distributors) in its statement of financial position. The undue (not collected) portion of these contracted receivables which were paid upfront to the distributors/dealers by the Group is classified as "undue assigned contracted receivables" in trade receivables (Note 19). When monthly installment is invoiced to the subscriber, related portion is reclassified as "receivables from subscribers". The Group collects the contracted receivables in installments during the contract period and recognize revenue for the handset, based on the gross versus net presentation criteria explained at note (d).

The Group and distributors offer subscribers to buy a device through consumer financing loan, which will be collected by Turkcell Finansman. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period and does not record revenue related to the device when it does not act as principal for the sale of device. This is classified as revenue from financial services and it represents interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method. The Group also generate revenue from mobile payment services, classified as revenue from financial services, provided by Turkcell Odeme. The revenue mainly consists of commission income from mobile payment activities, and recognized when customers use the service, make transactions and the service provided.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed. Monthly fixed fees are included in telecommunication services revenues.

Call center revenues are recognized at the time services are rendered during the contractual period.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(s)	Revenue (continued)

When one of the parties performs the contract, based on the relationship between the Group's performance and the customer's payment, the Group recognizes the contract as either a contract asset or a contract liability in the financial position statement. The Group presents its unconditional rights to the consideration as a receivable separately. Before transferring a good or service to the customer, if the customer is required to pay the consideration or the Group has an unconditional right to receive the consideration (in other words, has a receivable), the Group recognizes the contract as a contract liability on the date the payment is made or the payment due date (whichever is earlier). A contract liability represents the Group's obligation to transfer goods or services to the customer in exchange for the consideration that it has received (or has the right to collect) from the customer. In cases where the Group performs its obligation by transferring goods or services to the customer before the customer makes the payment or before the payment due date, the Group recognizes the contract as a contract asset (excluding amounts presented as receivables). A contract asset represents the Group's right to receive the consideration for the goods or services it has transferred to the customer. The Group evaluates the contract asset for impairment in accordance with IFRS 9. The impairment of a contract asset is measured, presented, and disclosed according to the same principles as a financial asset under IFRS 9.

Contract costs eligible for capitalization as incremental costs of obtaining a contract comprise commission on sale relating to prepaid and postpaid contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if the Group expects to recover those costs. Contract costs comprise sales commissions to dealers and to own salesforce which can be directly attributed to an acquired or retained contract. Contract costs are classified as intangible assets in the consolidated financial statements. The asset is amortized on a straight-line basis over the customer lifetime, consistent with the pattern of recognition of the associated revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(t)	Income taxes

The income tax expense or credit for the period is the tax payable on the current period's taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Income tax expense is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and at the time of the transaction, does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Companies within the Group may be entitled to claim special tax exemptions for capital investments in qualifying assets or in relation to qualifying expenditure (e.g., the Research and Development Tax Incentive regime in Turkiye or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognized for unclaimed tax credits that are carried forward as deferred tax assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(u)	Earnings per share

The Group does not have any potential ordinary shares in issue, therefore basic and diluted earnings per share ("EPS") are equal. Since basic and diluted EPS are equal, the Group presents both basic and diluted EPS on one line described as "Basic and diluted EPS".

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the financial year, excluding treasury shares. In Türkiye, entities can increase their share capital by distributing "Bonus share" to shareholders from retained earnings. In computing earnings per share, such "Bonus share" distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration when determining the weighted-average number of shares outstanding.

(v)	Non-current assets held for sale and discontinued operations

On 29 December 2023, the Group publicly announced the decision of its Board of Directors to sell Lifecell, UkrTower and Global LLC, which as a whole represent Ukrainian geography operations. The sale of Ukrainian operations is expected to be completed within a year from the reporting date.

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities of Ukrainian operations are presented at carrying amounts, as carrying amount is lower than fair value less costs to sell.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

Ukrainian operations are presented as a discontinued operation and were classified as held for sale since it represents a separate major geographical area of operations. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Additional disclosures are provided in Note 3. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

(w)	Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity instruments, for example as the result of a share buy-back plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company (Note 25).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(x)	Dividends

Liability is recognized for any dividend declared, being appropriately authorized and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

(y)	Leases

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assesses whether:

-	The contract involved the use of an identified asset - this may be specified explicitly or implicitly;

-	The asset should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;

-	The Group has the right to obtain substantially all of the economic benefits from the use of an asset throughout the period of use and

-	The Group has the right to direct use of the asset. The Group has the right when it has the decision-making rights that are most relevant to changing the how and for what purpose the asset is used. If these decisions are predetermined;

-	The Group has the right to operate the asset or,

-	The Group designed the asset in a way that predetermines how and for what purpose it is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Right-of-use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right-of-use asset is initially recognized at cost which is adjusted for the effects of inflation during the hyperinflationary period, where applicable, comprising of:

-	Amount of the initial measurement of the lease liability,

-	Any lease payments made at or before the commencement date, less any lease incentives received,

-	Any initial direct costs incurred by the Group and

-	An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The lessee incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset or the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 16).

Lease Liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Group's incremental borrowing rate.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(x)	Leases (continued)

Lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments, including in-substance fixed payments,

-	Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date,

-	Amounts expected to be payable under a residual value guarantee and

-	The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewable period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease if the Group is reasonably certain to terminate early.

After initial recognition, the lease liability is measured (a) increasing the carrying amount to reflect interest on lease liability; (b) reducing the carrying amount to reflect the lease payments made, and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of reassessment of certainty to exercise an extension option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, or the its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Group uses the revised discount rate that reflects changes in the interest rate.

The Group recognizes the amount of the remeasurement of lease liability as an adjustment to the right-of-use asset. Where the carrying amount of the right-of-use asset is reduced zero and there is further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group accounts for a lease modification as a separate lease if both:

-	The modification increases the scope of the lease by adding the right to use one or more underlying assets and

-	The consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

The Group as a Lessor

When the Group acts an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use-asset arising from the head lease, not with reference to the underlying asset.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 to allocate the consideration in the contract.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(y)	New standards and interpretations

i)	The new standards, amendments and interpretations which are effective as of 1 January 2024 are as follows:

Amendments to IAS 1- Classification of Liabilities as Current and Non-Current Liabilities

In January 2020 and October 2022, IASB issued amendments to IAS 1 to specify the requirements for classifying liabilities as current or non-current. According to the amendments made in October 2022 if an entity's right to defer settlement of a liability is subject to the entity complying with the required covenants at a date subsequent to the reporting period ("future covenants"), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period. In addition, October 2022 amendments require an entity to provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity's right to defer settlement is contingent on compliance with future covenants within twelve months. This disclosure must include information about the covenants and the related liabilities. The amendments clarify that the requirement for the right to exist at the end of the reporting period applies to covenants which the entity is required to comply with on or before the reporting date regardless of whether the lender tests for compliance at that date or at a later date. The amendments also clarified that the classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. The amendments must be applied retrospectively in accordance with IAS 8.

The amendments did not have a significant impact on the financial position or performance of the Group.

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

In September 2022, the Board issued amendments to IFRS 16. The amendments specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. In applying requirements of IFRS 16 under "Subsequent measurement of the lease liability" heading after the commencement date in a sale and leaseback transaction, the seller lessee determines ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments in IFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application of IFRS 16.

The amendments did not have a significant impact on the financial position or performance of the Group.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(y)	New standards and interpretations (continued)

i)	The new standards, amendments and interpretations which are effective as of 1 January 2024 are as follows: (continued)

Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements

The amendments issued in May 2023 specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity's liabilities, cash flows and exposure to liquidity risk. Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts an entity owes its suppliers and the entity agreeing to pay according to the terms and conditions of the arrangements at the same date as, or a date later than, suppliers are paid. The amendments require an entity to provide information about terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those liabilities. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are also included as an example of other factors that might be relevant to disclose.

The amendments did not have a significant impact on the financial position or performance of the Group.

ii)	Standards, amendments and interpretations that are issued but not yet effective:

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the interim condensed consolidated financial statements are as follows. The Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In December 2015, IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted.

The Group will wait until the final amendment to assess the impacts of the changes.

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the Board issued amendments to IAS 21. The amendments specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity's financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The Group expects no significant impact on its balance sheet and equity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(y)	New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not yet effective: (continued)

Amendments to IFRS 9 and IFRS 7 — Classification and measurement of financial instruments

In May 2024, the Board issued amendments to the classification and measurement of financial instruments (amendments to IFRS 9 and IFRS 7). The amendment clarifies that a financial liability is derecognised on the ‘settlement date’. It also introduces an accounting policy option to derecognise financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. The amendment also clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments. Additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income are added with the amendment. The amendment will be effective for annual periods beginning on or after 1 January 2026. Entities can early adopt the amendments that relate to the classification of financial assets plus the related disclosures and apply the other amendments later. The new requirements will be applied retrospectively with an adjustment to opening retained earnings.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Annual Improvements to IFRS Accounting Standards — Volume 11

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards — Volume 11, amending the followings:

-	IFRS 1 First-time Adoption of International Financial Reporting Standards — Hedge Accounting by a First-time Adopter: These amendments are intended to address potential confusion arising from an inconsistency between the wording in IFRS 1 and the requirements for hedge accounting in IFRS 9.

-	IFRS 7 Financial Instruments: Disclosures — Gain or Loss on Derecognition: The amendments update the language on unobservable inputs in the Standard and include a cross reference to IFRS 13.

-	IFRS 9 Financial Instruments — Lessee Derecognition of Lease Liabilities and Transaction Price: IFRS 9 has been amended to clarify that, when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply derecognition requirement of IFRS 9 and recognise any resulting gain or loss in profit or loss. IFRS 9 has been also amended to remove the reference to 'transaction price".

-	IFRS 10 Consolidated Financial Statements — Determination of a 'De Facto Agent': The amendments are intended to remove the inconsistencies between IFRS 10 paragraphs.

-	IAS 7 Statement of Cash Flows — Cost Method: The amendments remove the term of "cost method" following the prior deletion of the definition of 'cost method'.

Improvements are effective for annual reporting periods beginning on or after 1 January 2026. Earlier application is permitted for all.

The amendments are not expected to have a significant impact on the Group's consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(y)	New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not yet effective: (continued)

Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity

In December 2024, the Board issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7). The amendment clarifies the application of the "own use" requirements and permits hedge accounting if these contracts are used as hedging instruments. The amendment also adds new disclosure requirements to enable investors to understand the effect of these contracts on a company's financial performance and cash flows. The amendment will be effective for annual periods beginning on or after 1 January 2026. Early adoption is permitted but will need to be disclosed. The clarifications regarding the ‘own use’ requirements must be applied retrospectively, but the guidance permitting hedge accounting have to be applied prospectively to new hedging relationships designated on or after the date of initial application.

The Group expects no significant impact on its balance sheet and equity.

IFRS 18 — The new Standard for Presentation and Disclosure in Financial Statements

In April 2024, IASB issued IFRS 18 which replaces IAS 1. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards, such as IAS 7, IAS 8 and IAS 34. IFRS 18 and the related amendments are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted. IFRS 18 will be applied retrospectively.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

IFRS 19 - Subsidiaries without Public Accountability: Disclosures

In May 2024, the Board issued IFRS 19, which allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. Unless otherwise specified, eligible entities that elect to apply IFRS 19 will not need to apply the disclosure requirements in other IFRS accounting standards. An entity that is a subsidiary, does not have public accountability and has a parent (either ultimate or intermediate) which prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards may elect to apply IFRS 19. IFRS 19 is effective for reporting periods beginning on or after 1 January 2027 and earlier adoption is permitted. If an eligible entity chooses to apply the standard earlier, it is required to disclose that fact. An entity is required, during the first period (annual and interim) in which it applies the standard, to align the disclosures in the comparative period with the disclosures included in the current period under IFRS 19.

The standard is not applicable for the Group

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(y)	New standards and interpretations (continued)

iii)	The amendments which are effective immediately upon issuance

Amendments to IAS 12 - International Tax Reform — Pillar Two Model Rules

In May 2023, the Board issued amendments to IAS 12, which introduce a mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes. The amendments clarify that IAS 12 applies to income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two Model Rules published by the Organization for Economic Cooperation and Development (OECD). The amendments also introduced targeted disclosure requirements for entities affected by the tax laws. The temporary exception from recognition and disclosure of information about deferred taxes and the requirement to disclose the application of the exception apply immediately and retrospectively upon issue of the amendments.

Based on management's assessments, as of 31 December 2024, the amendments due to Pillar Two did not have an impact on its consolidated financial statements. However, the Company will continue to monitor upcoming legislation changes on this matter, in Turkey and in other countries that the Group operates.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

3.	Discontinued operations

As per the Group's Board of Directors' decision dated 20 December 2023; a share transfer agreement was signed on 29 December 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, Global LLC, and Ukrtower, which are the Group's wholly owned subsidiaries.

As of 9 September 2024, cash amounting to TL 17,777,962, was received by the Group in accordance with the share purchase agreement.

Assets and liabilities were reclassified as held for sale in relation to the discontinued operation as at 31 December 2023:

31 December 2023
Assets
Property, plant and equipment	8,370,924
Right-of-use assets	1,916,539
Intangible assets	4,764,218
Trade receivables	389,675
Deferred tax assets	1,899,846
Other non current asset	219,127
Financial assets at amortized cost	1,062,879
Cash and cash equivalents	5,800,335
Other current asset	273,558
Assets held for sale	24,697,101

Liabilities
Borrowings	6,532,277
Employee benefit obligations	50,143
Current tax liabilities	6,064
Trade and other payables	1,287,061
Other non current liabilities	7,705
Deferred revenue	25,705
Contract liabilities	664,495
Provisions	562,371
Liabilities directly associated with the assets held for sale	9,135,821

Net assets directly associated with disposal group	15,561,280

Amounts included in accumulated OCI:
Foreign currency translation reserve	8,865,132
Reserve of disposal group classified as held for sale	8,865,132

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

3.	Discontinued operations (continued)

The profit or loss and cash flow statements of disposal group are as follows:

	1 January- 9 September 2024	1 January- 31 December 2023	1 January- 31 December 2022
Revenue	7,397,469	11,170,614	11,436,893
Cost of revenue	(2,729,496)	(6,877,968)	(8,187,441)
Gross profit	4,667,973	4,292,646	3,249,452
Selling and marketing expenses	(428,437)	(640,822)	(642,087)
Administrative expenses	(272,194)	(367,032)	(373,746)
Other operating income/(expense), net	25,793	278,344	220,028
Operating profit	3,993,135	3,563,136	2,453,647
Net finance costs / income	(65,907)	(297,796)	(1,058,857)
Profit before income tax	3,927,228	3,265,340	1,394,790
Tax benefit /(expense)	(320,457)	(421,547)	(178,587)
Profit for the year from discontinued operations	3,606,771	2,843,793	1,216,203
Gain on sale of disposal of subsidiaries	8,821,192	-	-
Total	12,427,963	2,843,793	1,216,203

The net cash flows incurred by the disposal group are, as follows:

	9 September	31 December	31 December
	2024	2023	2022
Cash flows from operating activities	2,896,417	7,043,237	5,951,420
Cash flows from/(used in) investing activities	411,906	(2,660,062)	(4,567,695)
Cash flows (used in)/ from financing activities	(3,537,035)	(1,193,887)	(1,134,367)
Net cash (outflow)/inflow	(228,712)	3,189,288	249,358

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

3.	Discontinued operations (continued)

The carrying amounts of assets and liabilities as of 9 September 2024 as follows:

9 September
2024
Assets
Property, plant and equipment	7,640,376
Right-of-use assets	2,465,789
Intangible assets	3,908,724
Trade receivables	377,483
Deferred tax assets	1,094,417
Cash and cash equivalent	4,058,620
Other assets	444,975
Assets directly associated with the assets held for sale	19,990,384
Liabilities
Borrowings	2,461,113
Trade and other payables	1,141,715
Provisions	370,759
Other liabilities	822,161
Liabilities directly associated with the assets held for sale	4,795,748

Net assets directly associated with disposal group	15,194,636

Details of the sale of the disposal group as follows:
Consideration received:
Cash received	17,777,962
Deferred payment	677,553
Total disposal consideration	18,455,515
Carrying amount of net assets sold	(15,194,636)
Reclassification of foreign currency translation reserve	5,560,313
Gain on sale of disposal of subsidiary	8,821,192

The Company's main discontinued operations are through a subsidiary whose functional currency, is not hyper inflationary. Therefore, the net assets and liabilities related to discontinued operations as of 9 September 2024, as well as the consideration from the sale, reflect amounts converted at the exchange rate of that date and are not expressed in terms of the purchasing power of the Turkish Lira as of 31 December 2024. The profit or loss statement and cash flow information for the current period reflect amounts that are converted at the average exchange rate or the exchange rate at the transaction date, in line with general practice. Comparative amounts for discontinued operations are presented in terms of the purchasing power of the Turkish Lira as of 31 December 2024, which is consistent with the presentation of foreign subsidiaries.

Lifecell has recognized a deferred tax asset amounting to TL 1,699,803 as of 31 December 2023 (31 December 2022: TL 1,511,666). The aforementioned tax losses are unlimited in duration. In determining the amount of the deferred tax asset that can be used, the Group has used the business plans for the following years, and it has been assessed that the accumulated losses will be utilized within 4 years as of 31 December 2023.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

4.	Financial risk management

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group's risk management policies are set to determine and analyze the risks faced, to establish the appropriate risk limits and to observe the commitment to those limits. These policies are constantly reviewed to make sure they reflect the Group's operations and the changes in market conditions.

Credit risk

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, financial asset at fair value through other comprehensive income, financial asset at fair value through profit or loss, financial asset at amortized cost, derivative financial instruments, contract assets, trade receivables, receivables from financial services, due from related parties and other current and non-current assets (Note 35).

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties, if necessary, in return for the credit support it gives related to certain financings (Note 19).

In monitoring customer credit risk, customers are grouped according to whether they are subscribers, financial services customers, other corporate customers and aging profile, maturity and existence of previous financial difficulties. Trade receivables and contract assets are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables and contract assets is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes a provision for impairment losses based on its historical events and future expectations in respect of trade receivables and contract assets. The receivables from financial sector activities consist of contractual assignments from subscribers related to consumer financing activities of Turkcell Finansman, receivables related to payment services and electronic money services of Turkcell Ödeme and Paycell LLC, and receivables related to insurance agency services of Turkcell Sigorta. These receivables are accounted for using the effective interest rate method at amortized cost.

Investments are preferred to be in liquid securities. The counterparty limits are set monthly depending on their ratings from the most credible rating agencies and the amount of their paid-in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

The Group signs local and international derivate agreements in order to be able to execute financial derivative transactions with financial institutions that are believed to have sufficient credit ratings.

The Group's policy is to provide financial guarantees only to subsidiaries. At 31 December 2024, guarantees of TL11,164,743 were outstanding (31 December 2023: TL 12,758,470).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held demand deposits of TL 4,602,532 (31 December 2023: TL 6,086,542) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group's liquidity reserve (Note 35) and cash and cash equivalents (Note 23) on the basis of expected cash flows. In addition, the Group's liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

4.	Financial risk management (continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. The Group uses derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group Treasury.

(i)	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD, EUR and RMB. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currencies in order to manage foreign exchange risk. In addition, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates and since 1 July 2018 the Company applies hedge accounting. Details of the Company's foreign exchange risk is disclosed in Note 35.

(ii)	Interest rate risk

The Group's exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate loans. Floating rate exposures can be changed to fixed rate exposures based on short-term and long-term market expectations via financial derivatives. The use of financial derivatives is governed by the Group Treasury's policies approved by the Audit Committee, which provide written principles on the use of derivatives. The Group's borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 35) and are also exposed to the risk of future changes in market interest rates.

In calculating the change in fair value attributable to the hedged risk of the floating-rate debt, the Group has made the following assumptions that reflect its current expectations:

- Considering the Group's 'Possible' requirements, the USD LIBOR interest rate on which its hedging liabilities are based has not changed as a result of the IBOR reform.

- As a result of the IBOR reform, the USD LIBOR interest rate, on which the cash flows of the debt for hedging purposes are carried out, and the swap interest rate on which the hedging transactions are based, have not changed as a result of the IBOR reform.

- The group has not retroactively changed its cash flow hedging reserve for the period expected for the implementation of the reforms.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

5.	Segment information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkiye, Turkcell International and Techfin. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkiye reportable segment includes mobile, fixed telecom, digital services and digital business services operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis A.S’s (“Turkcell Satis”) digital business services, Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. (“Ultia”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Muzik Yayin ve Iletim A.S. (“Lifecell Muzik”) and BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”).

Turkcell International reportable segment includes telecom and digital services related operations of CJSC Belarusian Telecommunications Network ("BeST"), Kibris Mobile Telekomunikasyon Limited Sirketi ("Kibris Telekom"), East Asian Consortium B.V. ("Eastasia"), Lifecell Ventures Cooperatief U.A ("Lifecell Ventures"), Lifetech LLC ("Lifetech"), Beltower LLC ("Beltower"), Lifecell Digital Limited ("Lifecell Digital"), Yaani Digital BV ("Yaani") and BiP Digital Communication Technologies B.V ("BiP B.V.").

Techfin reportable segment includes all financial services operations of Turkcell Finansman, Turkcell Odeme, Paycell, Paycell Europe, Turkcell Sigorta and Turkcell Dijital Sigorta. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises of non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji, Turkcell GSYF, Turkcell Dijital Egitim Teknolojileri A.S. ("Dijital Egitim"). W3 Labs Yeni Teknolojiler A.S. ("W3") and Turkcell Satis's other operations.

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

5.	Segment information (continued)

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Total segment revenue	143,771,701	132,760,385	4,014,854	3,790,933	8,633,753	6,596,195	13,443,380	14,671,415	(3,192,324)	(3,165,897)	166,671,364	154,653,031
Inter-segment revenue	(1,242,115)	(1,129,650)	(138,877)	(218,173)	(816,397)	(599,563)	(994,935)	(1,218,511)	3,192,324	3,165,897	-	-
Revenues from external customers	142,529,586	131,630,735	3,875,977	3,572,760	7,817,356	5,996,632	12,448,445	13,452,904	-	-	166,671,364	154,653,031
Adjusted EBITDA	66,447,440	58,709,420	1,473,181	1,404,598	2,174,255	2,320,938	152,667	1,281,881	(445,533)	(367,600)	69,802,010	63,349,237
IFRS 9 impairment loss provision	(816,347)	(1,328,887)	(5,361)	(8,742)	(198,699)	(118,363)	(823)	417	-	-	(1,021,230)	(1,455,575)

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Total segment revenue	132,760,385	112,545,775	3,790,933	3,859,327	6,596,195	5,118,775	14,671,415	19,575,574	(3,165,897)	(6,124,292)	154,653,031	134,975,159
Inter-segment revenue	(1,129,650)	(599,381)	(218,173)	(344,930)	(599,563)	(382,373)	(1,218,511)	(4,797,608)	3,165,897	6,124,292	-	-
Revenues from external customers	131,630,735	111,946,394	3,572,760	3,514,397	5,996,632	4,736,402	13,452,904	14,777,966	-	-	154,653,031	134,975,159
Adjusted EBITDA	58,709,420	47,313,804	1,404,598	1,286,695	2,320,938	2,525,944	1,281,881	1,874,517	(367,600)	(147,166)	63,349,237	52,853,794
IFRS 9 impairment loss provision	(1,328,887)	(804,984)	(8,742)	(7,223)	(118,363)	(82,785)	417	(3,012)	-	-	(1,455,575)	(898,004)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

5.	Segment information (continued)

	31 December 2024	31 December 2023	31 December 2022
Profit for the period	11,086,899	15,250,110	8,715,404
Add/(Less):
Income tax expense	4,866,033	(6,750,994)	(4,021,332)
Finance income	(10,378,433)	(18,283,669)	(5,714,055)
Finance costs	17,025,890	28,777,024	17,252,049
Other income	(251,419)	(1,274,549)	(503,315)
Other expenses	2,577,904	8,154,995	2,031,367
Monetary (gain) loss	(5,850,537)	(5,510,752)	(11,214,047)
Depreciation and amortization	47,563,030	45,189,101	47,061,700
Share of loss/(gain) of equity accounted investees	3,162,643	(2,202,029)	(753,977)
Consolidated adjusted EBITDA	69,802,010	63,349,237	52,853,794

Geographical information

In presenting the information based on geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	31 December 2024	31 December 2023	31 December 2022
Revenues
Turkiye	162,795,387	151,080,271	131,460,764
Belarus	2,176,452	1,999,047	2,223,565
Turkish Republic of Northern Cyprus	1,663,255	1,527,751	1,234,531
Netherlands	36,270	45,962	56,299
	166,671,364	154,653,031	134,975,159

	31 December 2024	31 December 2023
Non-current assets
Turkiye	225,084,618	202,561,786
Belarus	1,067,959	1,077,448
Turkish Republic of Northern Cyprus	2,474,577	4,400,398
Unallocated non-current assets	1,955,829	641,252
	230,582,983	208,680,884

Prior to classification to asset held for sale and discontinued operations, Ukrainian entities revenues and non-current assets were presented within above tables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

6.	Revenue

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Telecommunication services	137,233,847	124,213,915	3,644,353	3,300,434	-	-	-	-	(215,323)	(289,815)	140,662,877	127,224,534
Equipment revenues	4,915,963	7,192,829	205,107	264,350	-	-	8,717,473	9,118,647	(110,063)	(124,245)	13,728,480	16,451,581
Revenue from financial services	-	-	-	-	8,633,753	6,596,195	-	-	(816,396)	(599,563)	7,817,357	5,996,632
Other	1,621,891	1,353,641	165,394	226,149	-	-	4,725,907	5,552,768	(2,050,542)	(2,152,274)	4,462,650	4,980,284
Total	143,771,701	132,760,385	4,014,854	3,790,933	8,633,753	6,596,195	13,443,380	14,671,415	(3,192,324)	(3,165,897)	166,671,364	154,653,031

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Telecommunication services	124,213,915	105,968,139	3,300,434	3,286,225	-	-	-	-	(289,815)	(247,076)	127,224,534	109,007,288
Equipment revenues	7,192,829	5,947,208	264,350	255,552	-	-	9,118,647	9,943,083	(124,245)	(55,958)	16,451,581	16,089,885
Revenue from financial services	-	-	-	-	6,596,195	5,118,775	-	-	(599,563)	(382,372)	5,996,632	4,736,403
Other	1,353,641	630,428	226,149	317,550	-	-	5,552,768	9,632,491	(2,152,274)	(5,438,886)	4,980,284	5,141,583
Total	132,760,385	112,545,775	3,790,933	3,859,327	6,596,195	5,118,775	14,671,415	19,575,574	(3,165,897)	(6,124,292)	154,653,031	134,975,159

Revenue from financial services comprise of interest income generated from consumer financing activities, The Group has interest income amounting to TL 4,167,844, TL 2,922,027 and TL 2,232,764, for the years ended 31 December 2024, 2023 and 2022, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

6.	Revenue (continued)

	31 December 2024
	Turkcell	Turkcell			Intersegment
	Turkiye	International	Techfin	Other	eliminations	Consolidated
Telecommunication Services	137,233,847	3,644,353	-	-	(215,323)	140,662,877
At a point in time	887,950	72,178	-	-	-	960,128
Over time	136,345,897	3,572,175	-	-	(215,323)	139,702,749
Equipment Related	4,915,963	205,107	-	8,717,473	(110,063)	13,728,480
At a point in time	4,281,719	205,107	-	8,717,473	(110,063)	13,094,236
Over time	634,244	-	-	-	-	634,244
Revenue from financial operation	-	-	8,633,753	-	(816,396)	7,817,357
At a point in time	-	-	4,347,028	-	(751,860)	3,595,168
Over time	-	-	4,286,725	-	(64,536)	4,222,189
Other	1,621,891	165,394	-	4,725,907	(2,050,542)	4,462,650
At a point in time	4,714	37,084	-	329,063	(3,650)	367,211
Over time	1,617,177	128,310	-	4,396,844	(2,046,892)	4,095,439
Total	143,771,701	4,014,854	8,633,753	13,443,380	(3,192,324)	166,671,364
At a point in time	5,174,383	314,369	4,347,028	9,046,536	(865,573)	18,016,743
Over time	138,597,318	3,700,485	4,286,725	4,396,844	(2,326,751)	148,654,621

	31 December 2023
	Turkcell	Turkcell			Intersegment
	Turkiye	International	Techfin	Other	eliminations	Consolidated
Telecommunication Services	124,213,915	3,300,434	-	-	(289,815)	127,224,534
At a point in time	2,102,697	96,637	-	-	(152)	2,199,182
Over time	122,111,218	3,203,797	-	-	(289,663)	125,025,352
Equipment Related	7,192,829	264,350	-	9,118,647	(124,245)	16,451,581
At a point in time	6,451,674	264,350	-	9,118,647	(124,245)	15,710,426
Over time	741,155	-	-	-	-	741,155
Revenue from financial operation	-	-	6,596,195	-	(599,563)	5,996,632
At a point in time	-	-	3,211,743	-	(543,020)	2,668,723
Over time	-	-	3,384,452	-	(56,543)	3,327,909
Other	1,353,641	226,149	-	5,552,768	(2,152,274)	4,980,284
At a point in time	543	45,013	-	167,627	(75)	213,108
Over time	1,353,098	181,136	-	5,385,141	(2,152,199)	4,767,176
Total	132,760,385	3,790,933	6,596,195	14,671,415	(3,165,897)	154,653,031
At a point in time	8,554,914	406,000	3,211,743	9,286,274	(667,492)	20,791,439
Over time	124,205,471	3,384,933	3,384,452	5,385,141	(2,498,405)	133,861,592

	31 December 2022
	Turkcell	Turkcell			Intersegment
	Turkiye	International	Techfin	Other	eliminations	Consolidated
Telecommunication Services	105,968,139	3,286,225	-	-	(247,076)	109,007,288
At a point in time	911,193	113,330	-	-	(331)	1,024,192
Over time	105,056,946	3,172,895	-	-	(246,745)	107,983,096
Equipment Related	5,947,208	255,552	-	9,943,083	(55,958)	16,089,885
At a point in time	5,308,868	255,552	-	9,943,083	(55,958)	15,451,545
Over time	638,340	-	-	-	-	638,340
Revenue from financial operation	-	-	5,118,775	-	(382,372)	4,736,403
At a point in time	-	-	2,341,457	-	(382,360)	1,959,097
Over time	-	-	2,777,318	-	(12)	2,777,306
Other	630,428	317,550	-	9,632,491	(5,438,886)	5,141,583
At a point in time	17,101	9,700	-	96,573	(13,143)	110,231
Over time	613,327	307,850	-	9,535,918	(5,425,743)	5,031,352
Total	112,545,775	3,859,327	5,118,775	19,575,574	(6,124,292)	134,975,159
At a point in time	6,237,162	378,582	2,341,457	10,039,656	(451,792)	18,545,065
Over time	106,308,613	3,480,745	2,777,318	9,535,918	(5,672,500)	116,430,094

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

7.	Other income and expense

Recognized in the statement of profit or loss:

	31 December 2024	31 December 2023	31 December 2022
Depositary reimbursement	88,917	157,173	150,923
Insurance compensation	-	395,371	-
Income from equipment donations	-	296,042	-
Rent income	8,979	38,271	55,932
Non-interest income from banks	-	1,287	24,824
Other	153,523	386,405	271,636
Other income	251,419	1,274,549	503,315

Revaluation tax expense	-	(2,166)	(599,665)
Distributor restructuring cost (**)	(1,207,319)	-	-
Donation expenses (*)	(734,465)	(5,659,025)	(386,734)
Litigation expenses	(155,435)	(1,065,903)	(225,257)
Loss on cancellation of lease contract	(222,958)	(211,606)	(248,920)
Loss on sale of fixed assets	(35,598)	(23,072)	(51,257)
Restructuring cost	(38,248)	(668,099)	(17,494)
Other	(183,881)	(525,124)	(502,040)
Other expense	(2,577,904)	(8,154,995)	(2,031,367)

(*) The donation expenses mainly relate to the donation payment made on 6 February 2023, following the devastating earthquake disaster centered in Kahramanmaraş. This donation payment was made in accordance with the opportunity granted by the Capital Markets Board's decision dated 9 February 2023.

(**) Expenses resulting from company's restructuring of distributors across Turkey, the number of distributors has been reduced from two to one.

8.	Employee benefit expenses

	31 December 2024	31 December 2023	31 December 2022
Wages and salaries (*)	26,106,217	19,977,254	13,992,302
Defined benefit plan (**)	374,072	442,776	200,457
Defined contribution plans	95,366	109,007	152,990
	26,575,655	20,529,037	14,345,749

(*) Wages and salaries include compulsory social security contributions, bonuses and share based payments.

(**) Remeasurements of defined benefit plans for the years ended 31 December 2024, 2023 and 2022 amounting to TL 176,940, TL 216,217 and TL 2,634,729 respectively are reflected in other comprehensive income.

Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

9.	Finance income and costs

Recognized in the statement of profit or loss:

	31 December 2024	31 December 2023	31 December 2022
Interest income	7,539,961	4,502,121	3,070,183
Income from financial assets carried at fair value	1,706,465	6,648,585	2,510,355
Cash flow hedges — reclassified to profit or loss (*)	-	4,746,542	-
Net fair value gains on derivative financial instruments and interest	-	1,652,279	-
Other	1,132,007	734,142	133,517
Finance income	10,378,433	18,283,669	5,714,055

Net foreign exchange losses	(3,753,432)	(20,236,739)	(10,330,380)
Net interest expenses for financial assets and liabilities measured at amortized cost	(11,456,857)	(8,427,797)	(6,164,873)
Net fair value losses on derivative financial instruments and interest	(1,148,598)	-	(9,501,159)
Cash flow hedges — reclassified to profit or loss (*)	(613,555)	-	9,028,985
Other	(53,448)	(112,488)	(284,622)
Finance costs	(17,025,890)	(28,777,024)	(17,252,049)

Monetary gain (loss)	5,850,537	5,510,752	11,214,047

Net finance costs	(796,920)	(4,982,603)	(323,947)

(*) Reclassification adjustments relating to cash flow hedge are TL 142,580, TL 5,317,587 and TL 10,292,928 and reclassification adjustments relating to cost of hedging reserve are TL (756,135), TL (571,045) and TL (1,263,943) for the years ended 31 December 2024, 2023, 2022 respectively.

Net foreign exchange losses mainly include foreign exchange losses on borrowings, bonds issued and foreign exchange gains on cash and cash equivalents.

Interest income and expense on financial assets and liabilities measured at amortized cost are shown as netted on consolidated statement of profit or loss. The Group has gross interest income on financial assets measured at amortized cost and fair value through other comprehensive income and interest expense on financial liabilities measured at amortized cost amounting to TL 1,662,613, TL (13,119,470), TL 1,116,928, TL (9,544,725), and TL 1,767,578, TL (7,932,451) for the years ended 31 December 2024, 2023 and 2022, respectively.

Foreign exchange gains and losses are shown as netted on consolidated statement of profit or loss. The company has gross foreign exchange gains and losses amounting to TL 11,389,863, TL (15,143,295), TL 30,445,505 TL (50,682,245) and TL 22,785,893, TL (33,116,273) for the years ended 31 December 2024, 2023 and 2022, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

10.	Income tax expense

	31 December 2024	31 December 2023	31 December 2022
Current income tax expense	(3,302,541)	(986,192)	(1,248,214)
Deferred income tax expense	(1,563,492)	7,737,186	5,269,546
Total income tax expense	(4,866,033)	6,750,994	4,021,332

Income tax relating to each component of other comprehensive income

31 December 2024	Before tax	Tax (expense) / benefit	Net of tax
Foreign currency translation differences	(7,293,767)	-	(7,293,767)
Change in cash flow hedge reserve	(514,553)	122,397	(392,156)
Change in cost of hedging reserve	1,511,265	(377,816)	1,133,449
Fair value reserve	100,930	(25,233)	75,697
Hedges of net investments in foreign operations	1,632,047	(408,012)	1,224,035
Remeasurements of defined benefit plan	(176,940)	44,177	(132,763)
	(4,741,018)	(644,487)	(5,385,505)

		Tax (expense)
31 December 2023	Before tax	/ benefit	Net of tax
Foreign currency translation differences	4,129,565	(708,985)	3,420,580
Change in cash flow hedge reserve	2,271,364	36,819	2,308,183
Change in cost of hedging reserve	(562,159)	395,647	(166,512)
Fair value reserve	215,993	(7,961)	208,032
Hedges of net investments in foreign operations	(3,382,331)	1,705,773	(1,676,558)
Remeasurements of defined benefit plan	(216,218)	219,713	3,495
	2,456,214	1,641,006	4,097,220

		Tax (expense)
31 December 2022	Before tax	/ benefit	Net of tax
Foreign currency translation differences	(1,080,920)	(1,280,907)	(2,361,827)
Change in cash flow hedge reserve	3,301,693	(129,706)	3,171,987
Change in cost of hedging reserve	(3,133,985)	626,797	(2,507,188)
Fair value reserve	(176,141)	51,959	(124,182)
Hedges of net investments in foreign operations	(752,112)	635,461	(116,651)
Remeasurements of defined benefit plan	(2,634,730)	525,362	(2,109,368)
	(4,476,195)	428,966	(4,047,229)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

10.	Income tax expense (continued)

Reconciliation of income tax expense

	31 December 2024	31 December 2023	31 December 2022
Profit from continuing operations before income tax expense	15,952,932	8,499,116	4,694,072
Profit before income tax expense	15,952,932	8,499,116	4,694,072

Tax at the Turkiye’s tax rate	(3,988,233)	(2,124,779)	(1,079,637)
Difference in overseas tax rates	110,336	147,241	211,550
Effect of exemptions (*)	3,130,417	2,849,329	1,793,820
Effect of amounts which are not deductible and permanent differences	3,544,601	(909,418)	(633,510)
Change in unrecognized deferred tax assets (**)	(3,242,154)	308,452	(333,765)
Adjustments for current tax of prior years	(50,230)	120,388	23,038
Effect of increase in corporate tax rate in Turkiye	-	(1,540,146)	560,340
Tax effect of investment in associate and joint venture	546,025	(592,708)	(112,923)
Tax effect of Law No 7440 (***)	-	(407,988)	-
Inflation adjustments	(4,847,375)	8,895,367	3,597,035
Other	(69,420)	5,256	(4,616)
Total income tax expense	(4,866,033)	6,750,994	4,021,332

(*) Effect of exemptions mainly consist of R&D discounts and exemptions due to capital investments.

(**) Net deferred tax assets not reflected in the statement of financial position mainly consist of unused current period losses on which no deferred tax asset has been recognized.

(***) In accordance with the Law No. 7440 on the “Restructuring of Certain Receivables and Amending Certain Laws” published in the Official Gazette on 12 March 2023, it has been decided that an additional tax of 10% should be calculated over the deduction amounts (included in 2022 tax returns) and tax bases subject to reduced corporate tax.

An amendment to Turkey’s Corporate Tax Law (No. 5520) was submitted on July 5, 2023, and published in the Official Gazette on July 15, 2023. According to this; the corporate tax rate has been increased from 20% to 25% for companies, 25% to 30% for banks, and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies. New tax rates became effective starting from the declarations that was submitted as of 1 October 2023 but it is applied for the annual taxable income.

Previously, corporate tax rates in Türkiye were 23% for the year 2022 and 25% for the year 2021. These corporate rates were enacted with a temporary article that was added to the Turkiye’s Corporate Tax Law No. 5220 on 22 April 2021. This Law increased the corporate tax rate under Corporate Tax Law from 20% to 25% for the tax year 2021 and to 23% for the tax year 2022. Based on this Law, corporate tax rate would continue with 20% starting 1 January 2023 so as of 31 December 2021 and 2022, for temporary difference that are expected to be reversed in 2023 onwards 20% tax rate was used to recognised deferred taxes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

10.	Income tax expense (continued)

In addition, with the publication of the Law No. 7394 in the Official Gazette on 15 April 2022, corporate tax rates of banks, consumer finance companies, factoring and financial leasing companies, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies has been permanently increased to 25%, which became effective immediately for 2022 annual taxable income.In accordance with the “General Communiqué on Tax Procedure Law No: 555” published in the Official Gazette on 30 December 2023 and the repeated article 298 of the Tax Procedure Law No: 213, it is declared that the (tax base) financial statements of the entities operating in Turkiye should be subject to inflation adjustment as of 31 December 2023. The inflation adjusted (tax base) financial statements will constitute an opening balance sheet base for tax returns to be prepared starting from 1 January 2024 and opening balance sheet inflation effects will not be taken into consideration in the calculation of 2023 corporate tax charge

In Turkiye, the transfer pricing provisions have been stated under Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets out the details of implementation.

If a taxpayer enters into transactions regarding the sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm’s length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

The deduction of 100% of the research and development expenses is allowed when the taxpayers made these expenditures exclusively for new technology and information researches.

Dividend payments of Turkish resident corporations to Turkish real persons, foreign corporations and foreign real persons are subject to 10% withholding tax. It is possible to apply reduced withholding tax rate for dividend payments made to abroad, under the scope of provisions of an applicable double taxation treaty. On the other hand, dividend payments made to Turkish resident companies are not subject to withholding tax. Dividend income of Turkish taxpayers received from other Turkish taxpayers is exempted from corporate tax. However, dividends received from participation shares and stocks of fund and investment partnerships cannot utilize from this exemption.

75% of the gains from the sale of equity shares held by corporations for at least two years, as well as founder shares, usufructuary rights, and pre-emptive rights held for the same period, are exempt from corporate tax. 50% of the gains from the sale of immovable properties held in the assets of corporations for two years are also exempt from corporate tax. With the publication of Law No. 7456 in the Official Gazette on 15 July 2023, the rate has been reduced to 25% for immovable properties held in the assets before 15 July 2023, and the exemption application has been terminated for real estate acquired after 15 July 2023. To benefit from the exemption, the gain must be kept in a fund account on the liabilities side and not withdrawn from the business for 5 years. The sale price must be collected by the end of the second calendar year following the sale.

The Group has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

11.	Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2024, 2023 and 2022 is as follows:

Cost of revenue:

	31 December 2024	31 December 2023	31 December 2022
Depreciation and amortization (*)	(47,563,030)	(45,189,101)	(47,061,700)
Cost of goods sold	(12,182,412)	(15,441,587)	(15,521,569)
Share of Turkish Treasury	(14,821,032)	(13,413,178)	(11,247,895)
Employee benefit expenses	(15,414,658)	(12,196,530)	(8,670,401)
Interconnection and termination expenses	(4,491,621)	(5,710,941)	(7,495,929)
Energy expenses	(4,464,183)	(5,308,700)	(6,598,219)
Radio expenses	(2,090,696)	(1,976,264)	(1,436,111)
Frequency expenses	(5,440,768)	(4,944,635)	(4,122,272)
Transmission expenses	(1,925,475)	(2,115,653)	(2,216,304)
Roaming expenses	(1,513,595)	(1,638,439)	(1,584,388)
Universal service fund	(1,953,063)	(1,793,768)	(1,566,928)
Cost of revenue from financial services (**)	(4,501,493)	(2,672,321)	(1,538,422)
Maintenance and repair expenses	(1,194,426)	(1,063,895)	(1,058,016)
Internet expense	(1,507,043)	(1,712,690)	(1,808,639)
Datacenter expenses	(13,386)	(59,857)	(948,903)
Others	(6,465,733)	(6,644,163)	(5,054,225)
	(125,542,614)	(121,881,722)	(117,929,921)

(*) As at 31 December 2024, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to TL 606,930 (31 December 2023: TL 471,929 and 31 December 2022: TL 367,739).

(**) As at 31 December 2024, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to TL 330,210 (31 December 2023: TL 269,069 and 31 December 2022: TL 190,993).

Selling and marketing expenses:

	31 December 2024	31 December 2023	31 December 2022
Employee benefit expenses	(5,837,216)	(4,532,805)	(3,045,683)
Marketing expenses	(4,133,666)	(2,843,881)	(2,598,652)
Selling expenses	(527,125)	(442,832)	(524,475)
Others	(450,671)	(384,584)	(462,208)
	(10,948,678)	(8,204,102)	(6,631,018)

Administrative expenses:

	31 December	31 December	31 December
	2024	2023	2022
Employee benefit expenses	(4,993,571)	(3,530,633)	(2,438,672)
Consultancy expenses	(327,385)	(297,541)	(329,147)
Service expenses	(266,841)	(227,629)	(198,849)
Maintenance and repair expenses	(105,056)	(103,594)	(126,193)
Collection expenses	(301,800)	(186,048)	(130,001)
Travel and entertainment expenses	(172,857)	(120,415)	(90,750)
Utility expenses	(9,548)	(11,558)	(56,895)
Others	(742,804)	(474,078)	(353,615)
	(6,919,862)	(4,951,496)	(3,724,122)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

11.	Expenses by nature (continued)

Net impairment losses on financial and contract assets:

	31 December 2024	31 December 2023	31 December 2022
Net impairment losses on financial and contract assets	(1,021,230)	(1,455,575)	(898,004)
	(1,021,230)	(1,455,575)	(898,004)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

12.	Property, plant and equipment

	Balance at 1					Impairment expenses/	Transfer to investment	Effects of movements in	Balance at 31
Cost	January 2024	Additions	Disposals	Transfers	Asset Held for Sale	(reversals)	property	exchange rates	December 2024
Network infrastructure (All operational)	262,524,269	6,661,908	(6,928,047)	14,215,645	-	-	-	(1,652,429)	274,821,346
Land and buildings	16,554,828	1,575,790	(32,410)	3,071,341	-	-	-	(230,093)	20,939,456
Equipment, fixtures and fittings	17,282,003	1,741,655	(709,955)	409,490	-	-	-	(654,412)	18,068,781
Motor vehicles	272,091	15,630	(25,244)	-	-	-	-	(7,786)	254,691
Leasehold improvements	5,463,625	74,651	(1,114)	22,109	-	-	-	(195)	5,559,076
Electricity production power plant	489,643	4,546	-	-	-	-	-	19	494,208
Construction in progress	3,520,523	19,287,242	(83,315)	(17,682,695)	-	-	-	(25,189)	5,016,566
Total	306,106,982	29,361,422	(7,780,085)	35,890	-	-	-	(2,570,085)	325,154,124

Accumulated depreciation
Network infrastructure (All operational)	183,042,029	17,105,348	(5,638,083)	-	-	16,611	-	(2,466,196)	192,059,709
Land and buildings	4,127,782	775,368	-	-	-	-	-	(125,484)	4,777,666
Equipment, fixtures and fittings	17,521,935	1,832,636	(153,228)	-	-	2	-	(1,162,731)	18,038,614
Motor vehicles	257,078	26,288	(22,177)	-	-	-	-	(43,147)	218,042
Leasehold improvements	4,905,519	443,277	(21)	-	-	-	-	1,467	5,350,242
Electricity production power plant	23,833	25,321	-	-	-	-	-	34,953	84,107
Total	209,878,176	20,208,238	(5,813,509)	-	-	16,613	-	(3,761,138)	220,528,380

Net book value	96,228,806	9,153,184	(1,966,576)	35,890	-	(16,613)	-	1,191,053	104,625,744

Depreciation expenses for the years ended 31 December 2024 and 2023 amounting to TL 20,224,851 and TL 17,235,704 respectively include impairment losses and are recognized in cost of revenue. Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Gain from impairment losses reversal on property, plant and equipment for the year ended 31 December 2024 is TL 16,613 and is recognized under depreciation expenses (31 December 2023 impairment loss: TL 35,796).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

12.	Property, plant and equipment (continued)

Cost	Balance at 1 January 2023	Additions	Disposals	Transfers	Asset Held for Sale	Impairment expenses/ (reversals)	Transfer to investment property	Effects of movements in exchange rates	Balance at 31 December 2023
Network infrastructure (All operational)	272,692,565	7,807,662	(3,963,934)	10,742,609	(21,562,779)	-	-	(3,191,854)	262,524,269
Land and buildings	14,440,765	2,173,950	(32,572)	75,698	(143,545)	-	204,167	(163,635)	16,554,828
Equipment, fixtures and fittings	16,322,521	1,694,639	(257,563)	464,988	(249,176)	-	-	(693,406)	17,282,003
Motor vehicles	250,342	44,319	(12,044)	295	(3,572)	-	-	(7,249)	272,091
Leasehold improvements	5,401,828	102,035	(788)	(3)	(36,366)	-	-	(3,081)	5,463,625
Electricity production power plant (Note 3)	489,643	-	-	-	-	-	-	-	489,643
Construction in progress	5,515,742	10,417,845	(132,938)	(12,038,902)	(529,600)	1,262	-	287,114	3,520,523
Total	315,113,406	22,240,450	(4,399,839)	(755,315)	(22,525,038)	1,262	204,167	(3,772,111)	306,106,982

Accumulated depreciation
Network infrastructure (All operational)	187,851,459	13,111,126	(3,925,764)	-	(13,834,432)	(34,198)	-	(126,162)	183,042,029
Land and buildings	2,861,457	980,232	(11,903)	-	(101,293)	(316)	163,899	235,706	4,127,782
Equipment, fixtures and fittings	16,022,790	3,057,392	(183,416)	-	(183,352)	(20)	-	(1,191,459)	17,521,935
Motor vehicles	233,069	45,352	(11,428)	-	(2,970)	-	-	(6,945)	257,078
Leasehold improvements	4,886,988	52,718	-	-	(32,067)	-	-	(2,120)	4,905,519
Electricity production power plant (Note 3)	34,912	24,680	-	-	-	-	-	(35,759)	23,833
Total	211,890,675	17,271,500	(4,132,511)	-	(14,154,114)	(34,534)	163,899	(1,126,739)	209,878,176

Net book value	103,222,731	4,968,950	(267,328)	(755,315)	(8,370,924)	35,796	40,268	(2,645,372)	96,228,806

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

13.	Intangible assets

	Balance at 1				Acquisition through	Impairment expenses/	Effects of movements in	Balance at 31
Cost	January 2024	Additions	Disposals	Transfers	business combination	(reversals)	exchange rates	December 2024
Telecommunication licenses	98,620,686	1,026	(62,746)	-	-	-	14,376	98,573,342
Computer software	149,697,122	10,551,603	(32,933)	292,253	-	-	888,707	161,396,752
Transmission line software	1,520,659	1,119	(506)	-	-	-	17,288	1,538,560
Indefeasible right of usage	1,466,364	110,686	-	-	-	-	-	1,577,050
Brand name	15,547	-	-	-	-	-	(3,402)	12,145
Customer base	56,445	-	-	-	-	-	(6,764)	49,681
Goodwill	588,963	-	-	-	-	-	-	588,963
Subscriber acquisition cost	55,611,955	7,374,968	-	-	-	-	337,050	63,323,973
Electricity production license	964,442	-	-	-	-	-	(93,340)	871,102
Others	1,800,954	282,042	(1,989)	(35,890)	-	-	68,348	2,113,465
Construction in progress	378,599	293,744	(1,632)	(292,253)	-	-	(14,440)	364,018
Total	310,721,736	18,615,188	(99,806)	(35,890)	-	-	1,207,823	330,409,051

Accumulated amortization
Telecommunication licenses	69,428,856	5,688,680	(14,921)	-	-	-	159,167	75,261,782
Computer software	115,515,868	8,552,534	(10,454)	-	-	118,174	534,620	124,710,742
Transmission line software	1,506,223	32,121	-	-	-	-	13,617	1,551,961
Indefeasible right of usage	927,884	74,573	(1,369)	-	-	-	(810)	1,000,278
Brand name	14,170	-	-	-	-	-	(11,395)	2,775
Customer base	40,920	631	-	-	-	-	(15,568)	25,983
Subscriber acquisition cost	37,496,661	7,460,472	-	-	-	-	(537,653)	44,419,480
Electricity production license	75,717	43,678	-	-	-	-	17,972	137,367
Others	1,237,399	223,594	(1,764)	-	-	773	(33,681)	1,426,321
Total	226,243,698	22,076,283	(28,508)	-	-	118,947	126,269	248,536,689

Net book value	84,478,038	(3,461,095)	(71,298)	(35,890)	-	(118,947)	1,081,554	81,872,362

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

13.	Intangible assets (continued)

	Balance at 1				Acquisition through	Impairment expenses/	Effects of movements in	Balance at 31
Cost	January 2023	Additions	Disposals	Transfers	business combination	(reversals)	exchange rates	December 2023
Telecommunication licenses	101,284,877	5,216,431	(86,334)	262,501	(7,434,755)	-	(622,034)	98,620,686
Computer software	138,268,118	11,418,517	(250,178)	654,440	(1,963,228)	-	1,569,453	149,697,122
Transmission line software	1,488,153	1,403	(5,325)	-	-	-	36,428	1,520,659
Indefeasible right of usage	1,462,116	4,249	-	-	-	-	(1)	1,466,364
Brand name	16,303	77	(71)	271	(886)	-	(147)	15,547
Customer base	70,698	-	-	-	-	-	(14,253)	56,445
Goodwill	606,037	-	-	-	-	(10,361)	(6,713)	588,963
Subscriber acquisition cost	49,237,523	7,263,978	(180,615)	-	(830,279)	-	121,348	55,611,955
Electricity production license	1,024,900	-	-	-	-	-	(60,458)	964,442
Others	1,614,237	238,131	(1,242)	(33,294)	(232)	-	(16,646)	1,800,954
Construction in progress	109,604	536,249	(191,947)	(128,603)	(1,255)	-	54,551	378,599
Total	295,182,566	24,679,035	(715,712)	755,315	(10,230,635)	(10,361)	1,061,528	310,721,736

Accumulated amortization
Telecommunication licenses	68,226,836	6,172,793	(6,881)	-	(4,611,507)	-	(352,385)	69,428,856
Computer software	105,290,313	9,277,415	(195,150)	-	(295,352)	22,691	1,415,951	115,515,868
Transmission line software	1,465,803	37,976	(5,325)	-	-	-	7,769	1,506,223
Indefeasible right of usage	837,147	91,395	-	-	-	-	(658)	927,884
Brand name	23,840	94	(30)	-	(491)	-	(9,243)	14,170
Customer base	50,607	2,895	-	-	-	-	(12,582)	40,920
Subscriber acquisition cost	29,407,136	9,214,832	(180,615)	-	(558,856)	-	(385,836)	37,496,661
Electricity production license	14,348	43,555	-	-	-	-	17,814	75,717
Others	1,075,416	188,860	(1,185)	-	(212)	689	(26,169)	1,237,399
Total	206,391,446	25,029,815	(389,186)	-	(5,466,418)	23,380	654,661	226,243,698

Net book value	88,791,120	(350,780)	(326,526)	755,315	(4,764,217)	(33,741)	406,867	84,478,038

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

13.	Intangible assets (continued)

Amortization expenses for the years ended 31 December 2024 and 2023 amounting to TL 22,195,230 and TL 25,063,556, respectively include impairment losses and are recognized in cost of revenue. Impairment losses on intangible assets for the years ended 31 December 2024 and 2023 are TL 118,947 and TL 33,741, respectively and are recognized in amortization expenses.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 3,085,043 for the year ended 31 December 2024 (31 December 2023: TL 2,373,151). Research and development expenses for the years ended 31 December 2024 and 2023 amounting to TL 191,497 and TL 190,994, respectively are recognized in cost of revenue.

The carrying amounts of Turkcell’s 2G, 3G and 4.5G licenses are TL 3,764,773, TL 2,620,164 and TL 16,389,670, respectively (31 December 2023: TL 4,650,619, TL 3,275,205 and TL 20,494,839, respectively).

14.	Impairment of non-financial assets

The Group evaluates whether there is any indication of impairment for an asset on the relevant reporting date. If such an indication exists, the asset’s recoverable amount is estimated. If the recoverable amount of the asset or any cash-generating unit (“CGU”) to which the asset belongs exceeds its carrying amount, no impairment loss is recognized.

As of 31 December 2024, and 2023, no indication of impairment was found in any CGU of the Group and no impairment test was performed. As explained at Note 3, the Company classified Ukrainian CGU as held-for-sale as of 31 December 2023. Prior to classification to assets held for sale, the Company performed an assessment and did not identify an indication of impairment for Ukrainian CGU.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

15.	Investment properties

	31 December	31 December
Cost	2024	2023
Opening balance	1,716,010	1,920,177
Transfer from property, plant and equipment	-	(204,167)
Closing balance	1,716,010	1,716,010

Accumulated depreciation
Opening balance	1,510,465	1,661,616
Transfer from property, plant and equipment	-	(163,899)
Depreciation and impairment charges during the year	18,211	12,748
Closing balance	1,528,676	1,510,465

Net book value	187,334	205,545

Depreciation expenses amounting TL 18,211 for the year ended 31 December 2024 (31 December 2023: TL 12,748) are recognized under cost of revenue.

Determination of the fair values of the Group’s investment properties.

The Group engages qualified external experts, authorized by the Capital Markets Board of Turkiye, to perform the valuation of investment properties. Management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. The fair values of these investment properties were determined using a variety of valuation methods: income capitalization approach and market approach. In estimating the fair values of the properties, the highest and best use of the property is its current use.

Rent income from investment properties during the year ended 31 December 2024 is TL 6,104 (31 December 2023: TL 34,746). There are no direct operating expenses for investment properties during the year ended 31 December 2024 (31 December 2023: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

15.	Investment properties (continued)

The Group’s investment properties and their fair values at 31 December 2024 and 2023 are as follows:

31 December 2024	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze free zone	-	-	195,000	Discounted cash flow
Investment properties in Ankara	-	138,900	-	Market approach
Investment properties in Adana	-	47,000	-	Market approach
Investment properties in Aydın	-	27,000	-	Market approach
Total	-	212,900	195,000

31 December 2023	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze free zone	-	-	236,781	Discounted cash flow
Investment properties in Ankara	-	139,614	-	Market approach
Investment properties in Adana	-	35,373	-	Market approach
Investment properties in Aydın	-	23,101	-	Market approach
Total	-	198,088	236,781

Significant unobservable inputs and sensitivity of fair values of respective investment properties are as follows:

In the “income capitalization” approach, a significant increase/(decrease) in rentals will cause a significant increase/(decrease) in the fair value. In addition, a slight decrease/(increase) in risk premium and discount rate which are calculated by considering current market conditions will cause a significant increase/(decrease) in the fair value.

In the “market approach”, a significant increase/(decrease) in the market value of any properties which are located in similar areas with similar conditions will cause a significant increase/(decrease) in the fair value.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

16.	Right-of-use assets

Closing balances of right-of-use assets as of 31 December 2024 and 31 December 2023 and depreciation and amortization expenses for the years ended 31 December 2024 and 31 December 2023 are as follows:

	Tangible						Intangible
	Site Rent	Building	Network equipment	Vehicles	Other	Tangible Total	Right of way	License	Intangible Total	Total
Balance at 1 January 2024	5,581,357	1,839,066	296,117	208,800	324,113	8,249,453	608,681	1,080	609,761	8,859,214
Depreciation and amortization charge for the year	(2,370,122)	(586,709)	(1,270,748)	(316,959)	(303,557)	(4,848,095)	(146,913)	(129,730)	(276,643)	(5,124,738)
Balance at 31 December 2024	5,216,199	1,890,705	251,298	1,580,773	488,143	9,427,118	718,028	28,726	746,754	10,173,872

	Tangible						Intangible
	Site Rent	Building	Network equipment	Vehicles	Other	Tangible Total	Right of way	License	Intangible Total	Total
Balance at 1 January 2023	6,703,258	1,647,369	327,389	433,893	485,478	9,597,387	520,448	1,510,871	2,031,319	11,628,706
Depreciation and amortization charge for the year	(3,078,463)	(453,882)	(1,454,769)	(257,664)	(400,579)	(5,645,357)	(115,299)	(244,734)	(360,033)	(6,005,390)
Balance at 31 December 2023	5,581,357	1,839,066	296,117	208,800	324,113	8,249,453	608,681	1,080	609,761	8,859,214

As at 31 December 2024, the Company has additions to right-of-use assets amounting to TL 6,841,866 (31 December 2023: TL 5,761,599) and interest expense on lease liabilities amounting to TL 1,146,344 (31 December 2023: TL 1,200,653). Depreciation and amortization expenses amounting to TL 5,124,738 (31 December 2023: TL 6,005,390) are recognized in cost of revenues. As at 31 December 2023, a right of use assets amounting to 1,916,539 TL has been classified as assets held for sale. (Note 3)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

17.	Other assets

Other non-current assets	31 December 2024	31 December 2023
Advances given for property, plant and equipment	5,579,973	4,876,960
Deposits and guarantees given	781,399	865,074
Prepaid expenses	269,916	538,810
VAT receivable	378,752	115,525
Others	207,638	220
	7,217,678	6,396,589

	31 December	31 December
Other current assets	2024	2023
VAT receivable	1,708,430	1,776,387
Prepaid expenses	2,155,974	1,545,878
Prepaid taxes	207,005	567,554
Restricted cash	736,054	1,133,069
Receivables from the Ministry of Transport and Infrastructure of Türkiye	-	109,576
Advances given to suppliers	214,192	144,715
Receivables from tax office	280,645	168,796
Others (*)	804,695	149,818
	6,106,995	5,595,793

(*) The amount of 677,553 TL consists of deferred receivables related to the subsidiaries disposed of, as presented in Note 3

18.	Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2024 and 2023 are attributable to the following:

	Assets		Liabilities		Net
	2024	2023	2024	2023	2024	2023
Property, plant and equipment and intangible assets	845,181	1,952,945	(10,807,405)	(10,229,249)	(9,962,224)	(8,276,304)
Derivative instruments	38,637	56,026	(448,951)	(891,094)	(410,314)	(835,068)
Reserve for defined benefit plan and provisions	2,194,978	2,041,197	(569)	(42,375)	2,194,409	1,998,822
Tax losses carried forward	1,058,535	2,364,929	-	-	1,058,535	2,364,929
Tax allowances	2,111,083	834,428	-	-	2,111,083	834,428
Other assets and liabilities (*)	3,650,676	2,481,626	(1,354,032)	(239,494)	2,296,644	2,242,132
Deferred tax assets/(liabilities)	98,99,090	9,731,151	(12,610,957)	(11,402,212)	(2,711,867)	(1,671,061)
Offsetting	(7,361,212)	(8,101,477)	7,361,212	8,101,477		-
Net deferred tax assets/(liabilities)	2,537,878	1,629,674	(5,249,745)	(3,300,735)	(2,711,867)	(1,671,061)

(*) Mainly comprises of loans, bonds, prepaid expenses and lease liabilities' deferred tax effects.

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2024 and 2023 were as follows:

	2024	2023
Opening balance, net	(1,671,061)	(9,036,191)
Income statement charge	(1,563,492)	7,737,186
Tax charge relating to components of other comprehensive income	(644,487)	1,641,006
Transferred to assets held for sale ( Note 3)	-	(1,899,846)
Exchange differences	1,167,173	(113,216)
Closing balance, net	(2,711,867)	(1,671,061)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

18.	Deferred tax assets and liabilities (continued)

The Group did not recognize deferred income tax assets of TL 2,434,217 (31 December 2023: TL 2,621,286) in respect of tax losses amounting to TL 12,390,777 (31 December 2023: TL 12,320,113) that can be carried forward against future taxable income because it is not probable that future taxable profits will be available against which unrecognized tax losses can be utilized. The unused tax losses were incurred mainly by BeST.

Unused tax losses will expire at the following dates:

Expiration Date	Amount
2025	4,261,550
2026	179,663
2027	2,423,491
2028	633,291
2029	4,237,579
2030	271,319
2031	337,133
Indefinite	46,751
Total	12,390,777

19.	Trade receivables

	31 December 2024	31 December 2023
Receivables from subscribers	11,486,814	10,035,178
Undue assigned contracted receivables	1,061,568	902,077
Accounts and notes receivable	3,914,865	4,837,057
	16,463,247	15,774,312

Trade receivables are shown net of provision for impairment amounting to TL 622,519 as at 31 December 2024 (31 December 2023: TL 805,115). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 35. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group's exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 35.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 2,524,051 and TL 1,483,974 at 31 December 2024 and 2023, respectively.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers by the Company in instalments. When the monthly instalment is billed to the subscriber, that portion is transferred to "Receivables from subscribers". The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The undue assigned contracted receivables related to handset campaigns, which will be billed after one year amounted to TL 160,699 (31 December 2023: TL337,022) is presented under non-current trade receivable amounted to TL 328,034 (31 December 2023: TL 470,476).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

20.	Receivables from financial services

	31 December	31 December
	2024	2023
Non-current receivables from financial services	367,149	856,960
Current receivables from financial services	7,142,345	8,434,770
	7,509,494	9,291,730

Movements in provision for impairment of receivables from financial services are disclosed in Note 35.

The Group and its distributors have offered handset campaigns where subscribers can buy handsets using loans placed by Turkcell Finansman. The Group assumes credit risk in these transactions. Turkcell Finansman collects the loan from the subscriber during the contract period and the Group does not recognize handset revenue unless it is acting as principal in the handset sale.

21.	Contract assets

	31 December	31 December
	2024	2023
Non-current contract assets	165,004	146,228
Current contract assets	5,200,448	4,608,194
	5,365,452	4,754,422

The contract assets represent contract assets from subscribers. Contract asset is recorded when revenue is recognized in advance of the Group's right to bill and receive consideration. The contract asset will decrease as services are provided and billed. Contract assets also include contracted receivables related to handset campaigns, and the portion which will be billed after one year is presented under non-current contract assets.

22.	Inventories

As of 31 December 2024, inventories amounting to TL 674,611 which consist of mainly mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products (31 December 2023: TL 780,377).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

23.	Cash and cash equivalents

	31 December 2024	31 December 2023
Cash in hand	496	483
Banks	63,671,048	72,225,583
- Demand deposits	4,606,177	6,086,541
- Time deposits	46,690,906	66,139,042
- Receivables from reverse repo	12,373,965	-
Impairment loss provision	(9,790)	(67,410)
Other (*)	5,272,579	-
	68,934,333	72,158,656

(*) It consists of US Treasury Bills with a maturity on 16 January 2025 and 23 January 2025.

As of 31 December 2024, the average effective interest rates of TL, USD, EUR and RMB time deposits are 47.4%, 2.7%, 2.7% and 0.3% (31 December 2023: 42.2%, 4.1%, 3.7% and 0.7%) respectively. As of 31 December 2024, average maturity of time deposits is 35 days (31 December 2023: 39 days).

As of 31 December 2024, the effective interest rates of USD receivables from reverse repo are 4.0%. As of 31 December 2024, maturity of receivables from reverse repo is 3 January 2025.

Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	31 December 2024	31 December 2023
Cash and cash equivalents	68,934,333	72,158,656
Interest accrual of cash and cash equivalents	(280,270)	(247,298)
Asset held for sale (Note 3)	-	5,800,335
Total	68,654,063	77,711,693

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

24.	Financial assets

The details of financial assets as of 31 December 2024 and 2023 are as follows:

	31 December 2024		31 December 2023
	Non-current	Current	Non-current	Current
Amortized cost	-	1,065,899	-	-
- Time deposits with maturity of more than three months	-	1,065,899	-	-
Fair value through profit or loss	5,961,731	3,573,688	781,797	12,806,149
- Currency protected time deposits (*)	-	3,573,688	-	12,806,149
- Investment funds (**)	5,961,731	-	781,797	-
Fair value through other comprehensive income	11,852,172	2,241,429	153,075	-
- Listed debt securities (***)	11,852,172	2,241,429	153,075	-
	17,813,903	6,881,016	934,872	12,806,149

(*) In order to prioritize the TL in deposit preferences of savers and to increase the share of TL in banks' balance sheets, the foreign currency protected deposit and participation account ("CPTD") scheme was introduced in December 2021 by Ministry of Treasury and Finance of Turkiye ("MoTF"). The CPTD scheme consists of TL accounts to be opened under the support of the MoTF and conversions from foreign currency (FX) deposits to TL accounts to be supported by the CBRT. Savings of TL depositors are hedged against the exchange rate risk with the CPTD scheme supported by the MoTF. The CBRT-supported scheme enables FX deposit account holders to switch to TL deposit accounts. Depositors switching to TL accounts from their foreign currency accounts under the support of the CBRT will be able to continue to hedge their savings against the exchange rate risk by using the MoTF supported scheme at the end of the maturity period. Currency-protected time deposit accounts are classified as financial assets at fair value through profit or loss. The Group has converted its foreign currency deposit account amounting to USD 68,474 and EUR 15,000 into "Currency Protected TL Time Deposit Accounts". Maturity of currency protected time deposit accounts is 1 year.

(**) Investment funds mainly consist of free market funds and Turkcell Venture Capital Investment Fund (GSYF), established by Re-Pie Portfolio Management Inc., as well as the shares and financial assets related to this fund. These funds are measured at fair value, and the corresponding changes in value are recognized in profit or loss.

(***) Listed debt securities are classified as financial assets at fair value through other comprehensive income.

	31 December	31 December	Fair value
	2024	2023	hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	14,093,601	153,075	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	5,427,500	118,840	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	3,573,688	12,806,149	Level 2	Forward exchange rates at the reporting date
Financial assets at fair value through profit or loss	534,231	662,957	Level 3	Pricing models based on discounted cash flow
	23,629,020	13,741,021

The movement of the financial assets which is shown in Level 3 are as follows:

	2024	2023
Opening balance	662,957	567,730
Addition	153,467	27,058
Disposal	(137,288)	-
Remeasurement recognised in profit or loss	(144,905)	68,169
Closing balance	534,231	662,957

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

24.	Financial assets (continued)

As of 31 December 2024, and 2023, the notional and fair value amounts of listed debt securities are as follows:

31 December 2024

	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
USD	135,000	4,712,855	15 May 2034
USD	54,500	2,109,168	16 October 2028
TRY	988,000	1,108,232	12 August 2026
TRY	1,001,000	1,066,790	12 September 2029
EUR	24,500	985,303	21 May 2030
USD	22,500	852,843	12 November 2026
USD	20,000	723,456	23 January 2025
USD	15,000	565,800	1 October 2025
USD	13,000	468,617	12 December 2025
USD	11,500	426,300	5 October 2034
USD	11,000	416,006	16 January 2029
USD	10,000	354,485	3 December 2025
USD	4,500	174,675	19 October 2028
USD	3,620	129,071	31 March 2025
Total listed debt securities		14,093,601

31 December 2023
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
TRY	73,426	153,075	Indefinite
Total listed debt securities		153,075

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

24.	Financial assets (continued)

As of 31 December 2024, and 2023, the notional and fair value amounts of currency protected time deposits are as follows:

31 December 2024

	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
TRY	1,644,192	2,204,151	25 April 2025
TRY	505,259	650,212	26 February 2025
TRY	246,418	318,588	21 February 2025
TRY	155,895	200,435	28 February 2025
TRY	155,646	200,302	27 February 2025
Total currency protected time deposits		3,573,688

31 December 2023

	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
TL	1,191,635	2,501,231	22 February 2024
TL	1,071,635	2,486,610	26 February 2024
TL	955,742	1,668,658	27 February 2024
TL	599,368	1,032,389	26 April 2024
TL	972,020	721,410	10 May 2024
TL	207,853	604,290	12 February 2024
TL	700,000	1,123,365	28 February 2024
TL	428,045	684,812	31 July 2024
TL	269,857	470,494	16 August 2024
TL	274,462	467,039	28 August 2024
TL	229,780	365,499	2 October 2024
TL	140,639	245,793	1 April 2024
TL	94,501	217,423	15 April 2024
TL	94,501	217,136	24 October 2024
Total currency protected time deposits		12,806,149

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 December 2024	31 December 2023
Gains / (Losses) recognized in other comprehensive income
Related to financial assets	100,930	215,993
Related to financial assets, tax effect	(25,233)	(7,961)
	75,697	208,032

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

25.	Equity

Share capital

As at 31 December 2024, share capital represents 2,200,000,000 (31 December 2023: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Each holder of shares is entitled to receive dividends as declared and their vote entitlements are determined as explained in Note 1.

Companies with their shareholding percentage are as follows:

	31 December 2024		31 December 2023
	(%)	TL	(%)	TL
Public Share	53.95	1,187,004	53.95	1,187,004
TVF BTIH	26.20	576,400	26.20	576,400
IMTIS Holdings	19.80	435,600	19.80	435,600
Other	0.05	996	0.05	996
Total		2,200,000		2,200,000
Inflation adjustment to share capital		44,484,221		44,484,221
Inflation adjusted capital		46,684,221		46,684,221

As at 31 December 2024, total number of shares pledged as security is 995,509 (2023: 995,509).

Legal reserves

The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code ("TCC").

The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of a company's paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash dividends in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital. The

Treasury shares

In 2024, in accordance with the Board of Directors' share buy-back decisions on 27 July 2016 and the following dates, the Company purchased a total of 1,398 shares at a price level of TRY 98.05 per share on 5 August 2024 and a total of 3,000,000 shares at an average price level of TRY 99.87 per share on 21 August 2024 Treasury shares are recognized by deducting from equity. The amounts are historical amounts that have not been indexed for the purpose of this disclosure.

Dividends

Turkcell:

At the general assembly held on May 2, 2024, it was decided that a portion of the Company's distributable profit for the period ending 31 December 2024, amounting to a gross nominal 6,276,998 TL, would be distributed to shareholders in cash as a gross 2.8532 TL per share with a nominal value of 1 TL, on 5 December 2024. The amount was paid to the shareholders on the relevant date. The total dividend, calculated based on purchasing power parity as of 31 December 2024, is 7,384,360 TL.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

26.	Earnings per share

	31 December 2024	31 December 2023	31 December 2022
Numerator:
Profit attributable to owners of the Company	23,523,425	18,125,305	9,933,888
Denominator:
Weighted average number of shares (*)	2,181,023,660	2,182,106,193	2,183,106,193
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	10.79	8.31	4.55

Numerator:
Profit from continuing operations attributable to owners of the Company	11,095,462	15,281,512	8,717,685
Denominator:
Weighted average number of shares (*)	2,181,023,660	2,182,106,193	2,183,106,193
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	5.09	7.00	3.99

Numerator:
Profit from discontinuing operations attributable to owners of the Company	12,427,963	2,843,793	1,216,203
Denominator:
Weighted average number of shares (*)	2,181,023,660	2,182,106,193	2,183,106,193
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	5.70	1.30	0.56

(*) Refer to Note 25 - Treasury shares

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

27.	Other non-current liabilities

	31 December	31 December
	2024	2023
Liabilities to BeST investment agreement	1,304,706	1,482,852
Deferred revenue	212,698	124,759
	1,517,404	1,607,611

(*) The transfer of ownership of BeST's 20% share in the Republic of Belarus was completed on 9 December 2022. On 30 November 2022, an agreement was signed between the Republic of Belarus, BeST and the Company for the development of telecommunications infrastructure, which covers the years 2022-2032 and involves a USD 100,000 obligation to be paid over a period of 10 years based on a minimum of 50% of the IFRS net profit earned by BeST, with the entire amount being paid by the Company to the Republic of Belarus if the specified amount is not reached at the end of the 10-year period. The liability recorded in the consolidated financial statements for the BeST investment agreement reflects the amortized cost value of future payments at the balance sheet date. The total future payments to be made is USD 100,000 (equivalent to TL 3,522,330 as of 31 December 2024) and will be paid depending on the financial performance of BeST. A discount rate of 14.99% was used in the amortized cost calculation. BeST expects the payment to be made in installments between 2027- 2032 and changes in expected timing of payments is accounted within net interest expenses for financial assets and liabilities measured at amortized cost.

28.	Loans and borrowings

	31 December	31 December
Long-term borrowings	2024	2023
Unsecured bank loans	25,595,454	36,809,354
Secured bank loans	6,600,324	5,703,670
Lease liabilities	3,777,631	2,390,599
Debt securities issued	16,461,755	38,759,036
	52,435,164	83,662,659

	31 December	31 December
Short-term borrowings	2024	2023
Unsecured bank loans	28,982,083	28,254,091
Secured bank loans	1,222,252	1,117,148
Lease liabilities	1,044,893	1,114,322
Debt securities issued	20,655,867	7,251,528
	51,905,095	37,737,089

The Company has obtained approval from CMB on 28 June 2024 for issuance of debt securities to 8,000,000 TL, the Company has issued debt securities up on 10 October 2024, amounting 1,870,000 TL with the maturity of 30 January 2025.

Turkcell Superonline obtained approval from the CMB on 21 December 2023, for the issuance of sukuk up to 3,000,000 TL. In the fourth quarter of 2024, two lease certificates, each worth TL 300,000, were issued in November and December 2024, with maturities in April and May 2025, respectively.

Turkcell Finansman A.S. has redeemed corporate bonds on 11 November 2024, with a nominal value of TRY 160,300. The Company's issuance limit amounting to TRY 1,000,000, which was obtained for one year on 1 December 2023, has expired and no new issuance limit application has been made as of 31 December 2024.

Turkcell Ödeme obtained approval from CMB on 21 November 2024 for the issuance of sukuk up to TL 1,500,000. During December 2024, Turkcell Ödeme issued several sukuks, each with in 2025 maturity for a total amount of TL 300,000. As of 31 December 2024, the outstanding issuance limit is TL 300,000.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

28.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 December 2024			31 December 2023
	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount	Payment period	Nominal interest rate	Carrying amount
Unsecured Bank Loans	EUR	Floating	2025-2030	Euribor+2%-Euribor+4,0%	31,951,968	2024-2028	Euribor+2,0%-Euribor+4,0%	37,272,708
Unsecured Bank Loans	TRY	Fixed	2025-2027	24.4%-67.3%	14,419,059	2024-2025	11.5%-58.9%	17,241,862
Unsecured Bank Loans	USD	Floating	2026-2029	Sofr+ 2.2%	5,111,643	2024-2028	Sofr 2.2%	6,472,710
Unsecured Bank Loans	CNY	Fixed	2026-2028	5.2%-5.5%	2,570,134	2024-2028	5.2%-5.5%	3,265,249
Unsecured Bank Loans	EUR	Fixed	2025	5.0%	370,134	2024	6%	498,729
Unsecured Bank Loans	USD	Fixed	2026	2.6%	154,599	2024-2026	3%	289,293
Unsecured Bank Loans	BYR	Fixed	-	-	-	2024	14%	22,894
Secured bank loans	USD	Fixed	2029-2033	1.5%-3.8%	4,142,583	2024-2033	1.5%-3.8%	5,591,030
Secured bank loans	USD	Floating	2026-2028	Sofr+0.6% & Sofr+1.6%	788,460	2024-2028	Sofr+0.6% & Libor+1.6%	1,229,788
Secured bank loans	EUR	Floating	2036	Euribor+0.7%	1,125,022	-	-	-
Secured bank loans	CNY	Fixed	2034	4.0%	1,766,511	-	-	-
Debt securities issued	USD	Fixed	2025-2028	5.8%	34,114,065	2024-2028	6%	41,047,910
Debt securities issued	TRY	Fixed	2025	42.0%-49.5%	3,003,557	2024	29.5%-45.0%	4,962,654
Lease liabilities	TRY	Fixed	2025-2069	7.5%-62.3%	3,959,814	2024-2057	9.8%-45.0%	2,266,451
Lease liabilities	GBP	Fixed	2025	2.7%-5.9%	61		-	-
Lease liabilities	EUR	Fixed	2025-2034	2.9%-10.3%	350,365	2024-2034	1.0%-11.0%	588,931
Lease liabilities	BYN	Fixed	2025-2037	10.8%-20.0%	464,845	2024-2037	10.8%-20.0%	599,980
Lease liabilities	USD	Fixed	2025-2037	4%-11.6%	47,439	2024-2052	3.9%-11.6%	49,559
					104,340,259			121,399,748

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

29.	Employee benefits

	31 December	31 December
	2024	2023
Retirement pay liability provision	2,402,432	2,432,042
Unused vacation provision	629,646	531,080
	3,032,078	2,963,122

Provision for defined benefit plans

Movements in provision for retirement pay liability are as follows:

	2024	2023
Balance at 1 January	2,432,042	3,784,363
Service cost	493,885	511,033
Past service cost	-	3,354
Remeasurements	176,940	216,218
Interest expense	532,145	235,215
Benefit payments	(408,583)	(814,327)
Inflation adjustment	(823,997)	(1,503,814)
Balance at 31 December	2,402,432	2,432,042

The sensitivity of provision for retirement pay liability to changes in the significant actuarial assumptions is:

31 December 2024	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	-14.20%	17.2%	6.6%	-22.7%
Impact on provision for defined benefit plans	(341,145)	412,978	158,561	(545,352)

31 December 2023	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14,1)%	17.0%	17.2%	(14,4)%
Impact on provision for defined benefit plans	(342,918)	413,204	419,284	(350,214)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group is obliged to contribute a certain percentage of personnel wages to pension plans. The Group incurred TL 95,366 and TL 109,007 in relation to the defined contribution retirement plan for the years ended 31 December 2024 and 2023 respectively.

Share based payments

The Group has a share performance-based payment plan (cash settled incentive plan) in order to build a common interest with its shareholders, support sustainable success, and ensure loyalty of key employees. The KPIs of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with BIST-30 and peer group. Bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan.

As of 31 December 2024, the Group recognized expenses of TL 1,388,603 regarding this plan (31 December 2023: TL 290,398)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

30.	Deferred revenue

Deferred revenue primarily consists of rent income that are accounted with the scope of IFRS 16 and it is classified as current at 31 December 2024 and 2023. The amount of deferred revenue is TL 507,561 and TL 358,064 as at 31 December 2024 and 2023, respectively.

31.	Contract liabilities

	31 December	31 December
	2024	2023
Long-term contract liabilities	2,152,853	1,723,399
Short-term contract liabilities	1,522,500	1,894,999
	3,675,353	3,618,398

Contract liabilities primarily consists of telecommunication service for infrastructure usage and top-up made by prepaid subscribers.

Revenue recognized in the current reporting period relating to carried forward contract liabilities is TL1,894,999 (2023: TL 2,023,712).

The following table shows unsatisfied performance obligation result as of 31 December 2024;

	31 December	31 December
	2024	2023
Telecommunications service	2,338,217	3,032,965
Equipment revenues	1,453,999	1,348,376
	3,792,216	4,381,341

Management expects that 49% of the transaction price allocated to the unsatisfied contracts as of 31 December 2024 will be recognized as revenue during 2025. The remaining 51% will be recognized in next years.

32.	Provisions

Non-current provisions:

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2024	159,679	1,831,932	1,991,611
Provisions recognized	223,229	19,131	242,360
Payments	-	(26,535)	(26,535)
Unwinding of discount	-	281,789	281,789
Transfers to current provisions	(83,117)	-	(83,117)
Remeasurements	-	176,581	176,581
Effect of changes in exchange rates	-	19,715	19,715
Inflation adjustment	(66,019)	(617,610)	(683,629)
Balance at 31 December 2024	233,772	1,685,003	1,918,775

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

32.	Provisions (continued)

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2023	113,460	2,191,118	2,304,578
Provisions recognized	179,870	104,757	284,627
Payments	-	(32,674)	(32,674)
Unwinding of discount	-	160,070	160,070
Transfers to current provisions	(66,452)	-	(66,452)
Remeasurements	-	394,089	394,089
Transfers to asset held for sale		(294,614)	(294,614)
Effect of changes in exchange rates	-	295,301	295,301
Inflation adjustment	(67,199)	(986,115)	(1,053,314)
Balance at 31 December 2023	159,679	1,831,932	1,991,611

Provision for legal claims is recognized for the probable cash outflows related to legal disputes. Refer to Note 37.

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

32.	Provisions (continued)

Current provisions:

	Legal claims
	(**)	Bonus (*)	Total
Balance at 1 January 2024	649,603	2,202,662	2,852,265
Provisions recognized	(29,560)	5,546,720	5,517,160
Payments	(198,164)	(2,364,447)	(2,562,611)
Transfers from non-current provisions	83,117	-	83,117
Effect of changes in exchange rates	-	4,362	4,362
Inflation adjustment	(182,192)	(1,061,743)	(1,243,935)
Balance at 31 December 2024	322,804	4,327,554	4,650,358

	Legal claims
	(**)	Bonus (*)	Total
Balance at 1 January 2023	75,821	1,717,983	1,793,804
Provisions recognized	739,276	3,836,212	4,575,488
Payments	(34,060)	(2,140,239)	(2,174,299)
Transfers from non-current provisions	66,452	-	66,452
Transfers to asset held for sale	(14,460)	(253,298)	(267,758)
Effect of changes in exchange rates	131	55,261	55,392
Inflation adjustment	(183,557)	(1,013,257)	(1,196,814)
Balance at 31 December 2023	649,603	2,202,662	2,852,265

(*) Includes share-based payment (Note 29).

(**) Refer to Note 37.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

33.	Trade and other payables

	31 December	31 December
Short-term trade and other payables	2024	2023
Payables to suppliers	20,358,995	18,300,375
Taxes payable	4,051,266	3,942,708
Accrued treasury share, universal service fund contribution and contributions to the ICTA's expenses	2,878,900	2,541,937
Accrued selling and marketing expenses	394,087	240,822
Payables related with donation	3,145	2,526,628
Others	1,986,021	2,198,541
	29,672,414	29,751,011

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

Accrued selling and marketing expenses mainly result from services received from third parties related to the marketing activities of the Group, but not yet invoiced.

34.	Derivative financial instruments

The fair value of derivative financial instruments at 31 December 2024 and 2023 are attributable to the following:

	31 December 2024		31 December 2023
	Assets	Liabilities	Assets	Liabilities
Held for trading	1,964,325	501,322	877,115	453,068
Derivatives used for hedge accounting	-	-	1,884,713	70,181
	1,964,325	501,322	2,761,828	523,249

At 31 December 2024, short-term derivative assets of TL 2,043,112 also include a net accrued interest income of TL 78,787 and the short-term derivative liabilities of TL 495,467 also includes a net accrued interest expense of TL 5,855.

At 31 December 2023, the short-term derivative assets of TL 2,952,207 also include a net accrued interest expense of TL 190,379 and the short-term derivative liabilities of TL 511,635 also includes a net accrued interest income of TL 11,614.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Derivatives used for hedging

The notional amount and the fair value of derivatives used for hedging contracts at 31 December 2024 and 2023 are as follows:

							Change in intrinsic	Change in intrinsic
							value of	value of
							outstanding	outstanding
	31 December 2024		31 December 2023				hedging	hedging
	Notional value in		Notional value in				instruments since 1	instruments since 1
Currency	original currency	Fair value	original currency	Fair value	Maturity date	Hedge ratio	January 2024	January 2023
Participating cross currency swap contracts
EUR Contracts	-	-	167,000	374,358	October 2025	01:01	-	(6,087)
EUR Contracts	-	-	38,057	35,393	April 2026	01:01	-	(277)
USD Contracts	-	-	124,186	818,486	April 2026	01:01	-	(970)
Cross currency swap contracts
RMB Contracts	-	-	81,162	447,275	April 2026	01:01	-	190,846
Interest rate swap contracts
USD Contracts	-	-	90,135	139,020	April 2026	01:01	-	-
Derivatives used for hedge accounting		-		1,814,532

EUR 120,440 (2023: EUR 191,036) participating cross currency swap contracts includes TL 415,930 (2023: TL 1,438,151) guarantees after the CSA agreement.

As a result of the recent changes in the market due macroeconomic measures, the hedge accounting designated by the Company within the scope of its risk management has been ceased as of 1 July 2024 because the economic relationship between the hedged item and the hedging instrument no longer exists.

With the discontinuation of cash flow hedge accounting for certain instruments, the nominal amounts related to changes in the time value of options held in the funds immediately transferred to the profit and loss accounts, while the nominal amounts related to cash flow hedge losses or gains held in the fund will be reflected in the profit or loss statement in future periods using the amortization method.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 31 December 2024 and 2023 are as follows:

	31 December 2024			31 December 2023
	Notional value in			Notional value in
Currency	original currency	Fair value	Maturity	original currency	Fair value	Maturity
Cross currency swap contracts
USD Contracts	4,000	113,643	November 2025	8,000	267,255	November 2025
RMB Contracts	67,141	273,946	April 2026	19,425	102,561	April 2026
Currency forward contracts
USD Contracts	405,000	(61,287)	January-December 2025	334,900	(178,088)	March 2024
EUR Contracts	20,000	(796)	November 2025	10,000	(28,740)	January 2024
FX swap contracts
RMB Contracts	290,949	26,277	February 2025	-	-	-
EUR Contracts	10,103	(9,598)	January 2025	-	-	-
USD Contracts	-	-	-	353,972	(214,564)	February 2024
Participating cross currency swap contracts
USD Contracts	91,894	484,368	November 2025 - April 2026	18,000	104,680	November 2025
EUR Contracts	156,539	563,282	October 2025 - April 2026	40,060	362,496	April 2026
Interest rate swap contracts
USD Contracts	108,911	73,168	April 2026- April 2033	64,655	34,234	April 2026
TL Contracts	-	-	-	600,000	(25,787)	October 2026
Derivatives held for trading		1,463,003			424,047

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

•     Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•     Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•     Level 3 inputs are unobservable inputs for the asset or liability.

	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts	Level 2	Pricing models based on discounted cash present value of the estimated future cash flows based on observable yield curves and end period FX rates
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

In the valuation of participating cross currency swap contracts, the Group uses bid prices in the bid- ask price range that were considered the most appropriate instead of mid prices. Using bid prices instead of mid ranges, has no impact on carried values as of 31 December 2024. (31 December 2023: None)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Fair value (continued)

Movements in the participating cross currency swap contracts for the years ended 31 December 2024 and 2023 are stated below, and participating cross currency swap contracts are transferred to Level 2 from Level 3 as of 31 December 2023.

	31 December	31 December
	2024	2023
Opening balance	-	2,727,971
Cash flow effect	-	(3,185,616)
Total gain/loss:		-
Gains recognized in profit or loss	-	3,285,098
Inflation adjustments	-	(1,132,040)
Transfer to Level 2	-	(1,695,413)
Closing balance	-	-

The Group transferred participating cross currency swap contracts from Level 3 to Level 2 hierarchy because the use of bid prices in the bid-ask price ranges in valuation are not considered significant unobservable input anymore, based on market data. As a policy, the Group makes transfers between fair value hierarchy levels at the end of the reporting period.

As of 31 December 2024, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

Net off / Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 167,000 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 24,036 participating cross currency swap transaction. As per the CSA, the swap's current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month, and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to valuations, on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred to the Company EUR 344,829 as collateral (31 December 2024: TL 12,670,017) which was the amount exceeding the threshold (EUR 10,000) and the Company transferred EUR 333,509 as collateral to the bank (31 December 2024: TL 12,254,088) which was the amount exceeding the threshold (EUR 10,000). The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 415,929 (31 December 2023: TL 1,441,934) that it recognizes under the borrowings and intends to pay according to the net fair value, this amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 December 2024, if this transaction was not conducted, derivative financial instruments assets, liabilities and borrowings would have been TL 2,273,548 (31 December 2023: TL 4,144,206), TL 309,975 (31 December 2023: TL 261,701) and TL 52,321,024 (31 December 2023: TL 43,849,703) respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Market risk

The Group uses various types of derivatives to manage market risks. All such transactions are carried out within the guidelines set by the treasury and risk management department. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

Currency risk

The Group's risk management policy is to hedge its estimated foreign currency exposure in respect of borrowing payments with various maturities at any point in time. The Group uses participating cross currency contracts to hedge its currency risk, mostly with a maturity of over one year from the reporting date. These contracts are generally designated as cash flow hedges.

The Company started to apply hedge accounting as of 1 July 2018 for existing participating cross currency swap and cross currency swap transactions in accordance with IFRS 9 hedge accounting requirement. The Group designates the hedge ratio, between the amount of the hedged item and the hedging instrument is 1:1 to hedge its currency risk.

The time value of options in participating cross currency swap contracts are included in the designation of the hedging instrument and are separately accounted for as a cost of hedging, which is recognized in equity in a cost of hedging reserve. The Group's policy is for the critical terms of the participating cross currency contracts to align with the hedged item.

The Group determines the existence of an economic relationship between the hedging instruments and hedged item based on the currency, amount and timing of their respective cash flows. The Group assesses whether the derivative designated in each hedging relationship is expected to be and has been effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are;

-     The effect of the counterparties' credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in exchange rates;

-     The entire fair value of the derivative contracts including currency basis was designated as the hedging instrument in cash flow hedge. The hypothetical derivative is modelled to exclude the impact of currency basis.

The Company's bank loans are designated as hedging instruments against the spot foreign exchange rate risk (USD/TL) associated with highly probable electricity sales. In this context, the Group started to apply cash flow hedge accounting effective from 10 September 2021. The amount of loans associated within this scope amounted to USD 6,582 as of 31 December 2024. The after tax foreign exchange gain and loss recognized under "cash flow hedges" in the statement of other comprehensive income of 2024.

The Company's lease liabilities are designated as hedging instruments against the spot foreign exchange rate risk (EUR/TL) associated with highly probable EUR telecommunication revenues. In this context, the Group started to apply cash flow hedge accounting effective from 1 October 2021. The amount of lease liabilities associated within this scope amounted to EUR 59,086 as of 31 December 2024. The after tax foreign exchange gain and loss recognized under "cash flow hedges" in the statement of other comprehensive income of 2024.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Currency risk (continued)

The Company designated EUR 56,576 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as "gains/(losses) on net investment hedges" in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira. The after-tax foreign exchange loss recognized under "hedges of net investments in foreign operation" in the statement of other comprehensive income of 2024 in the scope of net investment hedge amounted to TL 1,224,035 (2023: TL (1,676,558))

Interest rate risk

The Group adopts a policy of ensuring that its interest rate risk exposure is at a fixed rate. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using cross currency and interest rate swaps as hedges of the variability in cash flows attributable to movements in interest rates. The Group applies a hedge ratio of 1:1.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts.

The Group assesses whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are:

- The effect of the counterparties' credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in interest rates;

Cash flow sensitivity analysis for variable-rate instruments

A reasonable potential change of 100 basis points in interest rates and 10% change in foreign exchange currency at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or Loss		Equity, net of tax
31 December 2024	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
Participating cross currency swap contracts	-	-	-	-
Cross currency swap contracts	-	-	-	-
Cash Flow sensitivity (net)	-	-	-	-

31 December 2023
Participating cross currency swap contracts	(74,274)	18,587	802,499	826,454
Cross currency swap contracts	199,299	186,282	(11,074)	(12,539)
Cash Flow sensitivity (net)	125,025	204,869	791,425	813,915

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

	Notes	31 December 2024	31 December 2023
Trade receivables	19	16,791,281	16,244,788
Contract assets	21	5,365,452	4,754,422
Receivables from financial services	20	7,509,494	9,291,730
Cash and cash equivalents (*)	23	68,933,837	72,158,173
Derivative financial instruments	34	2,043,112	2,952,207
Other current & non-current assets (**)	17	1,574,144	1,032,929
Financial assets at amortized cost	24	1,065,899	-
Financial assets at fair value through profit or loss	24	9,535,419	13,587,946
Financial assets at fair value through other comprehensive income	24	14,093,601	153,075
Due from related parties		246,529	247,426
		127,158,768	120,422,696

(*) Cash in hand is excluded from cash and cash equivalents.

(**) Prepaid expenses, VAT receivable, receivable from the Ministry of Transport and Infrastructure of Turkiye and advances given are excluded from other current assets and other non-current assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.	Financial instruments (continued)

Credit risk (continued)

Credit quality:

The maximum exposure to credit risk for trade receivables, other assets and cash and cash equivalent arising from sales transactions, including those classified as due from related parties at the reporting date by type of customer is:

		Less Than	Less Than	Less Than	Less Than	Less Than	Less Than 3	Less Than 4	Less Than 5
		30 Days	60 Days	90 Days	120 Days	150 Days	years Past	years Past	years Past
Other assets at 31 December 2024 (*)	Not Due	Past Due	Past Due	Past Due	Past Due	Past Due	Due	Due	Due	Total
Gross Carrying Amount	110,985,804	1,545,456	315,159	200,441	163,139	278,217	1,065,717	265,058	123,443	114,942,434
Loss Allowance	128,504	39,809	12,336	9,641	12,499	11,917	210,105	182,562	51,239	658,612

(*) Other Assets includes trade receivables, derivative financial instruments, financial assets, other current and non-current assets, cash and cash equivalent and due from related parties,

As of 31 December 2024, the total amount of derivative financial instruments, financial assets, other assets and cash and cash equivalent included in gross carrying amount is TL 97,242,368. TL and out of this total balance TL 97,232,578 is included within “not due” column with a total loss allowance of TL 9,790. Total overdue balance associated with these assets amounts to TL 157,821. Remaining balances represents trade receivables.

		Less Than	Less Than	Less Than	Less Than	Less Than	Less Than 3	Less Than 4	Less Than 5
		30 Days	60 Days	90 Days	120 Days	150 Days	years Past	years Past	years Past
Contract assets at 31 December 2024	Not Due	Past Due	Past Due	Past Due	Past Due	Past Due	Due	Due	Due	Total
Gross Carrying Amount	5,370,915	-	-	-	-	-	-	-	-	5,370,915
Loss Allowance	5,463	-	-	-	-	-	-	-	-	5,463

		Less Than	Less Than	Less Than	Less Than	Less Than	Less Than 3	Less Than 4	Less Than 5
Other assets from financial services		30 Days	60 Days	90 Days	120 Days	150 Days	years Past	years Past	years Past
at 31 December 2024 (**)	Not Due	Past Due	Past Due	Past Due	Past Due	Past Due	Due	Due	Due	Total
Gross Carrying Amount	5,810,498	1,150,837	306,997	150,378	73,566	29,922	140,447	1,542	6,798	7,670,985
Loss Allowance	11,894	3,230	1,016	2,003	30,093	17,036	87,730	1,547	6,942	161,491

(**) Other Assets includes receivables from financial services,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.	Financial instruments (continued)

Credit risk (continued)

Credit quality (continued):

		Less Than	Less Than	Less Than	Less Than	Less Than	Less Than 3	Less Than 4	Less Than 5
		30 Days	60 Days	90 Days	120 Days	150 Days	years Past	years Past	years Past
Other assets at 31 December 2023 (*)	Not Due	Past Due	Past Due	Past Due	Past Due	Past Due	Due	Due	Due	Total
Gross Carrying Amount	103,420,211	1,205,275	280,259	187,635	135,722	125,027	1,240,427	423,662	232,141	107,250,359
Loss Allowance	115,419	20,825	12,907	9,545	9,802	10,531	265,920	301,470	127,397	873,816

(*) Other Assets includes trade receivables, derivative financial instruments, financial assets, other current and non-current assets, cash and cash equivalent and due from related parties,

		Less Than	Less Than	Less Than	Less Than	Less Than	Less Than 3	Less Than 4	Less Than 5
		30 Days	60 Days	90 Days	120 Days	150 Days	years Past	years Past	years Past
Contract assets at 31 December 2023	Not Due	Past Due	Past Due	Past Due	Past Due	Past Due	Due	Due	Due	Total
Gross Carrying Amount	4,759,315	-	-	-	-	-	-	-	-	4,759,315
Loss Allowance	4,893	-	-	-	-	-	-	-	-	4,893

		Less Than	Less Than	Less Than	Less Than	Less Than	Less Than 3	Less Than 4	Less Than 5
		30 Days	60 Days	90 Days	120 Days	150 Days	years Past	years Past	years Past
Other assets from financial services at 31 December 2023 (**)	Not Due	Past Due	Past Due	Past Due	Past Due	Past Due	Due	Due	Due	Total
Gross Carrying Amount	8,473,931	651,486	120,539	30,901	37,716	13,186	164,149	2,989	9,000	9,503,897
Loss Allowance	48,342	5,023	1,862	2,153	14,893	6,816	121,101	2,979	8,998	212,167

(**) Other Assets includes receivables from financial services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.	Financial instruments (continued)

Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	31 December 2024
	Contract Assets	Trade Receivable & Other Assets
Opening balance	4,893	873,816
Provision for impairment recognized during the year	2,359	1,244,121
Amounts collected	-	(434,224)
Transfer to asset held for sale		-
Receivables written off during the year as uncollectible	-	(764,786)
Effect of changes in exchange rates	-	15,617
Inflation adjustment	(1,789)	(275,932)
Closing balance	5,463	658,612

	31 December 2023
	Contract Assets	Trade Receivable & Other Assets
Opening balance	17,476	1,574,960
Provision for impairment recognized during the year	(7,135)	1,724,550
Amounts collected	-	(421,358)
Receivables written off during the year as uncollectible	-	(1,374,926)
Transfer to asset held for sale	-	(128,858)
Effect of changes in exchange rates	-	130,225
Inflation adjustment	(5,448)	(630,777)
Closing balance	4,893	873,816

Movements in the provision for impairment of receivables from financial services are as follows:

	31 December 2024	31 December 2023
Opening balance	212,167	213,910
Provision for impairment recognized during the year	413,530	233,277
Amounts collected	(211,129)	(120,687)
Receivables transferred with receivables transfer contract (*)	(185,863)	(9,753)
Inflation adjustment	(67,214)	(104,580)
Closing balance	161,491	212,167

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2022. Transferred doubtful receivables comprise of balances for which Turkcell Finansman initiated legal proceedings.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.	Financial instruments (continued)

Liquidity risk

The table below analyses the Group's financial liabilities by considering relevant maturity groupings based on their contractual maturities for:

-     all non-derivative financial liabilities, and

-     gross settled derivative financial instruments for which contractual maturities are essential for an understanding of the timing of the cash flows,

	31 December 2024							31 December 2023
	Carrying Amount	Contractual cash flows	6 months or less	6 - 12 Months	1 - 2 years	2 - 5 years	More than 5 years	Carrying Amount	Contractual cash flows	6 months or less	6 - 12 Months	1 - 2 years	2 - 5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	7,822,576	(9,525,187)	(631,143)	(616,730)	(1,209,845)	(3,293,947)	(3,773,522)	6,820,818	(9,006,197)	(1,656,178)	(630,472)	(1,230,874)	(3,401,684)	(2,086,989)
Unsecured bank loans	54,577,537	(60,072,310)	(21,423,967)	(9,172,079)	(11,050,680)	(17,781,180)	(644,404)	65,063,445	(71,879,595)	(19,842,525)	(10,659,577)	(16,613,808)	(24,763,685)	-
Debt securities issued	37,117,622	(42,058,710)	(4,644,736)	(17,490,618)	(1,009,218)	(18,914,138)	-	46,010,564	(53,874,373)	(6,365,080)	(1,181,693)	(22,286,903)	(24,040,697)	-
Lease liabilities	4,822,524	(8,472,645)	(1,324,092)	(1,103,511)	(2,074,779)	(2,910,862)	(1,059,401)	3,504,921	(6,101,031)	(966,971)	(785,877)	(1,000,757)	(1,865,739)	(1,481,687)
Trade and other payables (*)	20,527,814	(20,527,814)	(20,256,183)	-	-	-	(271,632)	19,903,990	(19,903,990)	(19,695,803)	-		-	(208,187)
Due to related parties	960,149	(960,149)	(950,321)	(9,574)	-	(253)	-	852,969	(852,969)	(797,619)	-	(55,350)	-	-
Consideration payable in relation to acquisition of Belarusian Telecom and Boyut Enerji (Note 27)	1,304,706	(3,522,330)	-	-	-	(173,859)	(3,348,471)	1,482,853	(4,271,293)	-	-	(21,042)	(415,285)	(3,834,966)
Derivative financial liabilities
Participating Cross Currency Swap and FX swap contracts	495,467	(367,296)	47,738	(74,258)	(96,862)	(243,914)	-	511,635	(260,155)	423,229	(78,276)	(231,535)	(373,573)	-
Buy	-	(4,547,999)	(2,917,288)	(185,693)	(182,674)	(1,262,344)	-	-	(35,198,892)	(32,233,094)	(276,745)	(507,968)	(2,181,085)	-
Sell	-	4,180,703	2,965,026	111,435	85,812	1,018,430	-	-	34,938,737	32,656,323	198,469	276,433	1,807,512	-
TOTAL	127,628,395	(145,506,441)	(49,182,704)	(28,466,770)	(15,441,384)	(43,318,153)	(9,097,430)	144,151,195	(166,149,603)	(48,900,947)	(13,335,895)	(41,440,269)	(54,860,663)	(7,611,829)

(*) Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.	Financial instruments (continued)

Foreign exchange risk

The Group's exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2024
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	442,921	43,369	-
Due from related parties - current	103	-	-
Trade receivables and contract assets	39,575	23,748	-
Other current assets	7,806	2,552	2
Cash and cash equivalents	1,045,260	429,728	213,952
	1,535,734	499,408	213,954
Foreign currency denominated liabilities
Loans and borrowings - non-current	(198,028)	(581,532)	(773,392)
Debt securities issued - non-current	(467,354)	-	-
Lease obligations - non-current	(1,287)	(8,264)	-
Other non-current liabilities	(37,041)	-	-
Loans and borrowings - current	(91,476)	(340,089)	(130,358)
Debt securities issued - current	(501,154)	-	-
Lease obligations - current	(60)	(1,272)	-
Other current liabilities	-	(9,247)	-
Trade and other payables - current	(194,302)	(72,107)	(257,317)
Due to related parties	(1,457)	-	-
	(1,492,159)	(1,012,511)	(1,161,067)
Financial liabilities defined as hedging instruments	6,582	115,662	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	(23,572)	(12,240)	358,090
Currency forward contracts	250,000	-	-
Net exposure	276,585	(409,681)	(589,023)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.	Financial instruments (continued)

Foreign exchange risk (continued)

	31 December 2023
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	156,278	75,622	-
Due from related parties - current	1,059	-	-
Trade receivables and contract assets	11,566	15,857	-
Other current assets	2,340	3,184	56
Cash and cash equivalents	534,318	639,362	257,156
	705,630	734,036	257,212
Foreign currency denominated liabilities
Loans and borrowings - non-current	(234,458)	(631,844)	(473,134)
Debt securities issued - non-current	(911,923)	-	-
Lease obligations - non-current	(1,063)	(9,425)	-
Other non-current liabilities	(34,889)	-	-
Loans and borrowings - current	(85,119)	(201,955)	(75,635)
Debt securities issued - current	(53,853)	-	-
Lease obligations - current	(103)	(3,097)	-
Other current liabilities	(848)	(2,160)	-
Trade and other payables - current	(134,540)	(87,414)	(323,677)
Due to related parties	(5,870)	-	-
	(1,462,666)	(935,895)	(872,446)
Financial liabilities defined as hedging instruments	10,097	329,890	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	361,971	(325,000)	100,586
Currency forward contracts	601,360	10,000	-
Net exposure	216,392	(186,969)	(514,648)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.	Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the USD, UAH, BYN, EUR against the following currencies as at 31 December 2024 and 31 December 2023 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

31 December 2024
	Profit/(Loss)		Equity
Sensitivity analysis	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1-USD net asset/liability	974,224	(974,224)	-	-
2-Hedged portion of USD risk (-)	-	-	(23,185)	23,185
3-USD net effect (1+2)	974,224	(974,224)	(23,185)	23,185

4-EUR net asset/liability	(1,505,287)	1,505,287	-	-
5-Hedged portion of EUR risk (-)	-	-	(217,098)	217,098
6-EUR net effect (4+5)	(1,505,287)	1,505,287	(217,098)	217,098

7-Other foreign currency net asset/liability (RMB)	(282,643)	282,643	-	-
8-Hedged portion of other foreign currency risk (-) (RMB)	-	-	-	-
9-Other foreign currency net effect (7+8)	(282,643)	282,643	-	-
Total (3+6+9)	(813,706)	813,706	(240,283)	240,283

31 December 2023
	Profit/(Loss)		Equity
Sensitivity analysis	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1-USD net asset/liability	913,412	(913,412)	-	-
2-Hedged portion of USD risk (-)	-	-	(42,915)	42,915
3-USD net effect (1+2)	913,412	(913,412)	(42,915)	42,915

4-EUR net asset/liability	(883,116)	883,116	-	-
5-Hedged portion of EUR risk (-)	-	-	(46,476)	46,476
6-EUR net effect (4+5)	(883,116)	883,116	(46,476)	46,476

7-Other foreign currency net asset/liability (RMB)	(306,223)	306,223	-	-
8-Hedged portion of other foreign currency risk (-) (RMB)	-	-	2,132	(2,132)
9-Other foreign currency net effect (7+8)	(306,223)	306,223	2,132	(2,132)
Total (3+6+9)	(275,927)	275,927	(87,259)	87,259

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.	Financial instruments (continued)

Interest rate risk

As at 31 December 2024 and 2023 the interest rate profile of the Group's variable rate interest-bearing financial instruments are as follows:

		31 December 2024		31 December 2023
		Effective	Carrying	Effective	Carrying
	Note	Interest Rate	Amount	Interest Rate	Amount
Variable rate instruments
USD floating rate loans	28	5.8%	(5,900,103)	3.2%	(7,702,498)
EUR floating rate loans	28	4.5%	(33,076,990)	2.2%	(37,272,708)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2024 and 2023:

	Profit or loss		Equity
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2024
Variable rate instruments (financial liability)	1,418,256	(1,418,256)	-	-
Cash flow sensitivity (net)	1,418,256	(1,418,256)	-	-
31 December 2023
Variable rate instruments (financial liability)	(2,720,152)	2,720,152	-	-
Cash flow sensitivity (net)	(2,720,152)	2,720,152	-	-

Fair value

As of 31 December 2024, and 2023, the Group's does not have financial assets or financial liabilities that are measured at fair value using unobservable inputs within level 3.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.	Financial instruments (continued)

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 24.

Financial liabilities:

As at 31 December 2024 and 31 December 2023; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

As at 31 December 2024:	Carrying amount	Fair value
Bank loans	8,890,170	8,882,444
Debt securities	34,114,065	33,913,271

As at 31 December 2023:	Carrying amount	Fair value
Bank loans	9,251,180	9,037,496
Debt securities	41,047,910	40,179,080

The fair values of non-current borrowings are based on discounted cash flows using a current borrowing rate. They are classified as level 3 of fair value hierarchy due to the use of unobservable inputs.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

36.	Guarantees and purchase obligations

At 31 December 2024, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 4,282,294 (31 December 2023: TL 7,305,345). Payments for these commitments will be made within 4 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 20,511,888 at 31 December 2024 (31 December 2023: TL 25,830,970).

BeST has an investment commitment that covers the years 2022-2032 with a total investment amount of not less than USD 100,000, in accordance with the agreement which is signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 31 December 2024, the remaining investment commitment is amounting to USD 76,997 (TL equivalent of 2,712,095).

37.	Commitments and Contingencies

The amounts related to the investigations and lawsuits shared below are disclosed at their nominal values as of 31 December 2024.

Disputes on Special Communication Tax

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company for the term 2011, the Company filed application for restructuring the tax assessment, the application has been rejected. The lawsuit filed against the rejection act, was finalized in favor of the Company.

As a result of this case, the Company, filed a lawsuit for the collection of TL 47,405 principal receivable and TL 36,000 damage accrued with a deferment interest. The Court decided to return TL 47,269 principal receivable together with the deferred interest to be calculated as of the collection date. Regional Administrative Court rejected the appeal requests. The lawsuit is ongoing in the appeal stage.

Disputes regarding the Law on the Protection of Competition

The Competition Board evaluated Articles 4 and 6 of Law No. 4054 regarding the Company and imposed an administrative fine of TL 91,942 in June 2011 on the ground that the Company violated Article 6. The Company filed a lawsuit for the cancellation of the Board decision regarding the parts against itself but the case was finalized against the Company in both the first-instance court and appeal stage. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company filed a lawsuit for the cancellation of the payment order but that case also was finalized against the Company. TL 47,780 part of the administrative fine has been deducted from the receivables that the Company has earned as a result of another lawsuit. The remaining TL 44,162 part of the administrative fine was paid in April 2022.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

On the other hand three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 for its material damages by reserving its rights for surpluses allegedly.

Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, a settlement was reached through mediation on 19 April 2024, and TL 130,000 was paid by the Company on 3 May 2024. Accordingly, in the lawsuit between the parties, the court decided that there was no need to decide on the merits of the lawsuit that was not subject to mediation and the decision became final.

Among these cases, in the case filed for the compensation of total TL 500 material damages, the Company objected to expert the report and the files has been sent to a new expert committee. The expert report has been submitted to the case file. The parties have duly filed objections to the expert report within the specified timeframe. In accordance with the parties objections, the court has resolved to obtain an additional report from the same expert panel. The case file is currently undergoing expert examination. The other case was finalized in favor of the Company.

On the other hand, a third party filed a lawsuit for the cancellation of the part of the Competition Board stating that the Company did not violated Article 4 and the Council of State cancelled this part of the decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TL 91,942 in 2019, on the ground that the Company violated Article 4. Afterwards, The Competition Authority accepted some of the objections and reduced the administrative fine to TL 61,294 with its decision. The aforementioned fine that amount of TL 61,294 was paid discount, in the amount of TL 45,971. A decision was made against the Company at the first instance and appeal stages in the lawsuit that filed for cancellation of the fine. The appeal process is pending.

Disputes regarding the Law on the Protection of Competition — Investigation on gentleman's agreements for the labour market

The Competition Authority initiated an investigation to ascertain whether there was a breach of Article 4 of Law No. 4054 through the establishment of gentleman's agreements within the labor market. The Investigation Report was formally served to the Company on 7 May 2023. In response, the Company submitted its written defense concerning the findings and conclusions, and an oral defense hearing was conducted on 13 February 2024. Following the investigation, it was resolved on 27 February 2024 to impose an administrative fine of TL 57,301 on the Company. This amount has been recognized as a liability in the consolidated financial statements dated 31 December 2024 and will be remitted subsequent to the notification of the reasoned decision.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

ICTA Investigation Regarding the R&D Obligations

ICTA conducts annual investigations to examine whether the company fulfills its obligations arising from the relevant legislation regarding the provision of a certain portion of its investments in the electronic communication network and communication services from suppliers with R&D centers in Turkey, a certain portion from products manufactured in Turkey by SME suppliers established to develop products or systems in Turkey, and a certain portion from products determined to be certified as domestic goods within the framework of the relevant legislation. As a result of the audits carried out for the 2013-2018 period, a total of TL 95,487 administrative fines were imposed on the company, and these fines were paid in the amount of TL 71,615 by taking advantage of the early payment discount, but the legal processes initiated for the cancellation of the fines are ongoing.

In addition, ICTA conducts routine investigations regarding 3G and 4.5G investment obligations. This review process is ongoing for the periods 2018-2021.

Refunds Investigation

ICTA examined whether the refund transactions to subscribers were in compliance with the Board Decisions regulating the refund procedures for postpaid and prepaid subscribers. As a result of the investigation, the Board imposed various administrative fines on the Company for the periods 2010-2018. The related administrative fines were paid in the previous years and the amount stated to be underpaid to the subscribers was paid on 18 May 2023 in the amount of TRY 98,333 together with late payment interest. The legal process initiated by the company, requesting the cancellation of the relevant transaction and the fine, is pending in the appeal stage.

Turkcell and Superonline are currently undergoing refund investigations on a similar matter and Turkcell is currently undergoing an ongoing investigation on the Return of Remaining TRY on Prepaid Lines (1March 2019-30 April 2021 Period). The verbal defense meeting for the ongoing Investigation on Return of Remaining TRY on Prepaid Lines regarding Turkcell was held on 18 February 2025. On the other hand, the Investigation on Return of TRY Remaining on Prepaid Lines for the next period (1 May 2021-30 September 2022 Period) has been initiated for our Turkcell.

Investigation Regarding the Subscription Agreements (Anonymous Lines)

The ICTA initiated an investigation to examine whether the obligations regarding the establishment and implementation of subscription agreements and open lines were fulfilled and as a result of this investigation, the ICTA imposed an administrative fine of TL 99,132 on the Company. The administrative fine was paid on 31 January 2024 as TL 74,349 with early payment discount. The Company filed five separate lawsuits in total for the cancellation of the administrative fines and related transactions. The cases are pending. The examination process of a similar investigations about Number Porting (Turkcell) Subscription Agreements (Superonline) are also ongoing.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

ICTA - Investigation on Idendity Verification Regulation

The ICTA stated that Turkcell and Superonline failed to comply with the face-to-face verification procedures of the Identity Verification Regulation and recorded biometric data in their subscription processes. It was assessed that administrative fines could be imposed on Turkcell and Superonline for four separate violations.

On the other hand, the ICTA has also stated that may be take necessary measures for the scope of provision "...national security, public order or the proper execution of public service and the implementation of the provisions introduced by laws, to take over the facilities in return for compensation when necessary, to cancel the authorisation granted in case of non-payment of the authorisation fee within the specified period or in case of gross negligence.". The Company's written defenses were submitted to the ICTA on 11 March 2024. The investigations are ongoing. Within the scope of the investigation, a verbal defense meeting was held on 3 December 2024.

Investigation of Violation of the Board Decision (412 SKK-Netgsm)

An investigation was initiated against the Company for not providing services (In violation of the relevant legislation and the Board Decision No. 2024/UK-ETD/412) to Netgsm's subscribers who want to receive services from the Company's network through new subscription or number portability within the scope of the Virtual Mobile Network Service (VMMS) authorization. Within the scope of the investigation, the Company's written explanations regarding the violation were prepared and submitted to the ICTA. On 14 January 2025, a verbal defense meeting was held. A lawsuit has been filed for the annulment of Board Decision No. 2024/UK-ETD/412, and no decision has been made yet.

Other Investigations Conducted by ICTA

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have already been concluded is presented below.

a)	Investigation of compliance with the criteria and target values defined in the legislation regarding 3N and 4.5N Mobile Communication Systems,

b)	Investigation of compliance with the obligation regarding mobile service quality notifications,

c)	Investigation on whether the Company fulfills its obligations in relation to Value Added Electronic Communication Services,

d)	Investigation of compliance with the legislation regarding subscription termination processes,

e)	Investigation of compliance with Network and Information Security regulations in the Electronic Communications Sector

f)	Investigation Regarding the Non-Blocking of Calling Line Identification (CLI) in Violation of the Relevant Provisions of the Principles and Procedures for the Use of Calling Line Information as CLI

All administrative fines imposed as a result of routine or specific inspections conducted by ICTA have been paid with early payment discount, and legal proceedings initiated for some of them in line with the opinions of the legal counsel for their cancellation are ongoing. The total amount of the related administrative fines is TL 30,515.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

Other Investigations Conducted by ICTA (continued)

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have not been concluded is presented below.

a) Investigation regarding the compliance of the works and transactions carried out in the processes from the submission to the finalization of the facility sharing request with the relevant legislation,

b) Investigation of whether the obligations defined in the Regulation on Consumer Rights in the Electronic Communications Sector and other relevant legislation regarding committed subscriptions are fulfilled.

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving right to take legal actions and legal actions were taken for 2018 fiscal year. The Court rejected the cases. The Company appealed the decisions before the Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending. On the other hand, additional TL 13,465 for December 2018 was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason. The process is ongoing.

General Assessment of Ongoing Litigation and Investigation

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TL 249,519 provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2024 (31 December 2023: TL 379,519). The provision allocated for ongoing investigations, inquiries, lawsuits, and audits represents the Company Management's best estimate; however, the results of these proceedings may differ from the Group's assessments.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

38.	Related parties

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers. There are no loans to key management personnel as of 31 December 2024 and 2023.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 December 2024	31 December 2023
Short-term benefits	338,944	529,358
Long-term benefits	371	3,529
Termination benefits	664	986
Share based payments	365,860	42,097
	705,839	575,970

The following transactions occurred with related parties:

	31 December	31 December
Revenue from related parties	2024	2023
Türk Telekom Mobil Iletisim Hizmetleri A.S. ("TT Mobil") (*)	1,116,059	1,559,659
Türk Hava Yolları A.S. ("THY") (*)	429,967	433,375
Enerji Piyasaları İşletme A.S. ("EPIAS")(*)	371,836	378,272
Gunes Express Havacilik A.S. ("Sun Express") (*)	251,654	224,997
Ziraat Bankası A.S. ("Ziraat Bankası") (*)	199,168	1,066,995
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S.("Turksat")(*)	169,652	113,441
Turk Telekomunikasyon A.S. ("TT")(*)	135,516	171,596
Türkiye Sigorta A.Ş. ("Türkiye Sigorta")(*)	81,041	510,470
TOGG	77,976	22,525
Turkiye Hayat ve Emeklilik A.S.(*)	77,122	44,401
Turkiye Halk Bankası A.S. ("Halkbank") (*)	43,518	37,328
Turkiye Vakiflar Bankası TAO ("Vakifbank")(*)	39,454	105,835
TVF IFM Gayrimenkul Insaat ve Yonetim A.S. (*)	23,509	117,975
Ziraat Katilim Bankasi A.S. ("Ziraat Katilim")(*)	10,996	107,139
BIST (*)	7,277	24,270
Other	76,627	48,124
	3,111,372	4,966,402

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

38.	Related parties (continued)

	31 December	31 December
Related party expenses	2024	2023
Türk Telekomünikasyon A.S (*)	2,083,003	2,026,342
TT Mobil (*)	1,079,552	1,661,860
EPIAS (*)	756,455	1,145,205
Istanbul Takas ve Saklama Bankasi A.S. ("Takasbank") (*)	551,925	549,566
PTT (*)	132,375	103,921
Boru Hatları ile Petrol Tasıma A.S. ("BOTAS") (*)	87,634	83,949
Turksat (*)	66,682	103,293
Others	1,288,981	569,791
	6,046,607	6,243,927

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

TVF becomes the largest shareholder of Turk Telekom with 61.68% of the shares as of 31 March 2022. Therefore, companies of Turk Telekom have been reported as related party as of 31 March 2022. Transactions between the Group and Turk Telekom are related with telecommunication services.

Details of the financial assets and liabilities with related parties as of 31 December 2024 and 2023 are as follows:

	31 December 2024	31 December 2023
Banks - Time deposits	25,646,258	45,290,997
Banks - Demand deposits	811,532	1,040,412
Currency protected time deposit	3,132,293	8,913,765
Receivables from reverse repo	1,695,149	-
Bank borrowings	(9,652,466)	(10,199,160)
Debt securities issued	(925,603)	(1,381,581)
Lease liabilities	(111,972)	(210,833)
Impairment loss provision	(3,721)	(46,032)
	20,591,470	43,407,568

As of 31 December 2024, the amounts of letters of guarantee given to the related parties is TL 585,510 (31 December 2023:TL 481,654).

Details of the time deposits at related parties as of 31 December 2024 and 2023 are as follows:

	31 December 2024	31 December 2023
Ziraat Bankasi	6,312,053	11,665,907
Halkbank	6,367,808	16,374,759
Vakifbank	8,757,588	12,524,783
Ziraat Katilim Bankasi A.S.	4,208,809	4,725,548
	25,646,258	45,290,997

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

38.	Related parties (continued)

Details of the time deposits at related parties

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	31 December 2024
233,940	USD	2.1%	January 2025	8,241,594
196,070	EUR	2.3%	January 2025	7,210,579
9,828,355	TL	47.4%	January - May 2025	10,194,085
				25,646,258

Amount in		Effective		31 December
Original Currency	Currency	Interest Rate	Maturity	2023
342,372	USD	4.4%	January - February 2024	14,569,081
455,757	EUR	3.7%	January - February 2024	21,482,276
6,376,563	TL	40.7%	January 2024	9,239,638
				45,290,995

Details of the bank borrowings at related parties

Principle		Effective		31 December
Amount	Currency	Interest Rate	Maturity	2024
7,297,000	TL	44.0% - 56.0%	January - June 2025	8,663,215
680,000	TL	47.1% - 47.6%	January 2025	682,648
285,000	TL	53.1% - 58.0%	January 2025 - August 2027	294,044
11,981	TL	28.8% - 29.3%	April 2025	12,559
				9,652,466

		Effective		31 December
Principle Amount	Currency	Interest Rate	Maturity	2023
4,673,500	TL	12.2% - 54.4%	February - October 2024	7,167,928
553,450	TL	19.8% - 55.2%	January - September 2024	801,896
1,349,880	TL	41.7% - 42.3%	January 2024	1,958,601
72,206	TL	28.8% - 49.8%	August 2024 - April 2025	111,574
104,860	TL	34.80%	February 2024	159,161
				10,199,160

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

38.	Related parties (continued)

Details of the debt securities issued at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2024
900,000	TL	42,0% - 44.5%	March - May 2025	925,603
				925,603

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2023
900,000	TL	39.0% - 44.5%	January 2024 - March 2024	1,381,581
				1,381,581

Details of the lease liabilities at related parties

	Effective	Payment	31 December
Currency	Interest Rate	Period	2024
TL	12.5% - 62.0%	2024 - 2033	111,972
			111,972

	Effective	Payment	31 December
Currency	Interest Rate	Period	2023
EUR	0.3% - %3.7%	2023 - 2025	88,435
TL	12.5% - 55.25%	2023 - 2036	122,399
			210,834

Interest income from related parties:

	31 December 2024	31 December 2023	31 December 2022
Vakifbank	3,703,418	3,080,795	1,192,791
Ziraat Bankasi	1,094,589	485,791	505,431
Halkbank	884,857	708,380	447,613
Ziraat Katilim	135,267	204,458	86,230
Other	32,824	419	118
	5,850,955	4,479,843	2,232,183

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

38.	Related parties (continued)

Interest expense to related parties:

	31 December 2024	31 December 2023	31 December 2022
Vakifbank	1,843,714	930,256	741,697
Ziraat Bankasi	92,767	232,383	160,395
Halk Varhk Kiralama A.S. ("Halk Varlık Kiralama")	327,904	384,601	143,660
Halkbank	17,586	20,776	5,537
Other	4,929	12,941	2,663
	2,286,900	1,580,957	1,053,952

Revenue from related parties is generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPIAS are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAS are related to infrastructure services; transactions between the Group and Halkbank, Ziraat Bankasi and Vakifbank are related to banking services; transactions between the Group and PTT are related to cargo transportation; transactions between the Group and Turksat are related to telecommunication services and transactions between the Group and BIST are related to stock market services. Receivables from related parties are not collateralized.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

39.	Subsidiaries

The Group's ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 31 December 2024 and 31 December 2023 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2024 (%)	2023 (%)
Turktell	Türkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Türkiye	Telecommunications, television services and content services	100	100
Turkcell Dijital	Türkiye	Digitalization services and products	100	100
Dijital Egitim (**)	Türkiye	Dijital educations	100	51
Turkcell Satis	Türkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Türkiye	Research and development	100	100
Turkcell Gayrimenkul	Türkiye	Property investments	100	100
Turkcell Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Türkiye	Consumer financing services	100	100
Turkcell Sigorta	Türkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Türkiye	Dijital agency activities	100	100
Turkcell Odeme	Türkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Türkiye	Development and providing of digital services and products	100	100
Lifecell Bulut	Türkiye	Cloud solutions services	100	100
Lifecell TV	Türkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Muzik	Türkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Türkiye	Telecommunications infrastructure business	100	100
Atmosware Teknoloji	Türkiye	Develop software products and services, training software developers	100	100
UkrTower (*)	Ukraine	Telecommunications infrastructure business	-	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Technologies	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Türkiye	Customer relations and human resources management	100	100
Global LLC (*)	Ukraine	Customer relations management	-	100
Rehberlik	Türkiye	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Lifecell (*)	Ukraine	Telecommunications	-	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Türkiye	Providing digital services and products	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Turkcell GSYF	Türkiye	Venture capital investment fund	100	100
W3	Türkiye	Information technology	-	100
Sofra (***)	Türkiye	Meal coupons and cards	100	66
TDC (****)	Türkiye	Data processing	100	-
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100

			Effective Ownership Interest
Associates	Country of		31 December	31 December
Name	Incorporation	Business	2024 (%)	2023 (%)
TOGG	Türkiye	Electric passenger car development, production and trading activities	23	23

(*) UkrTower, Global LLC and Lifecell have been sold on 9 September 2024.

(**) The registration regarding the acquisition of shares of Dijital Eğitim Teknolojileri A.Ş. ("Dijital Eğitim") was completed on 2 August 2024.

(***) On 21 October 2024, the Group acquired the remaining 33.3% of shares in Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. (“Sofra”), which was previously a joint venture, resulting in the transfer of control of Sofra to the Group.

(****) TDC Veri Hizmetleri A.Ş was established on 11 July 2024

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

40.	Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

	31 December	31 December
a) Joint Ventures	2024	2023
Sofra	-	17,826

b) Associates
TOGG	5,294,025	8,456,656

The movement of investments accounted for using the equity method is as follows:

	31 December 2024	31 December 2023
Opening balance	8,474,482	5,487,963
Shares of profit / (loss)	(3,162,643)	2,202,029
Transfer from equity pickup to subsidiary	(17,882)	-
Contribution to capital increase	68	784,490
Closing balance	5,294,025	8,474,482

The group holds an interest in a joint venture, Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.(“Sofra”), and an interest in an associate, Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş(“TOGG”). The financial statements of Sofra and TOGG are prepared for the same reporting period as the Group.

On 21 October 2024, the Group acquired the remaining 33.3% of shares in Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. (“Sofra”), which was previously a joint venture, resulting in the transfer of control of Sofra to the Group

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

41.	Cash flow information

Net financial liabilities reconciliation:

	Debt securities issued	Loans and Borrowings	Lease liabilities	Total	Derivative İnstruments, net	Total
Balance at 1 January 2024	(46,010,564)	(71,884,263)	(3,504,921)	(121,399,748)	2,440,572	(118,959,176)
Cash inflows	(14,870,998)	(49,117,214)	-	(63,988,212)	5,417,456	(58,570,756)
Cash outflows	19,756,028	50,156,380	5,024,425	74,936,833	(5,791,757)	69,145,076
Other non-cash movements	(10,856,573)	(15,362,228)	(7,732,764)	(33,951,565)	309,117	(33,642,448)
Inflation adjustment	14,864,485	23,807,212	1,390,736	40,062,433	(827,743)	39,234,690
Balance at 31 December 2024	(37,117,622)	(62,400,113)	(4,822,524)	(104,340,259)	1,547,645	(102,792,614)

	Debt securities				Derivative Assets,
	issued	Loans	Lease liabilities	Total	net	Total
Balance at 1 January 2023	(45,528,562)	(75,321,078)	(7,268,306)	(128,117,946)	4,476,015	(123,641,931)
Cash inflows	(11,296,562)	(90,510,753)	-	(101,807,315)	11,188,868	(90,618,447)
Cash outflows	10,637,336	85,599,452	5,951,279	102,188,067	(6,867,708)	95,320,359
Other non-cash movements	(22,293,415)	(32,720,676)	(8,029,646)	(63,043,737)	(7,643,357)	(70,687,094)
Transfer to asset held for sale	-	3,961,827	2,570,450	6,532,277	-	6,532,277
Inflation adjustment	22,470,639	37,106,965	3,271,302	62,848,906	1,286,754	64,135,660
Balance at 31 December 2023	(46,010,564)	(71,884,263)	(3,504,921)	(121,399,748)	2,440,572	(118,959,176)

42.	Subsequent events

The sale process of the sustainable bond issuance of the Company with a nominal amount of USD 500 million, 7-year maturity, a redemption date of 24 January 2032, a fixed annual coupon rate of 7.65%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025. The sustainable bond is listed on the Irish Stock Exchange (Euronext Dublin).

The sale process of the conventional bond issuance of the Company with a nominal amount of USD 500 million, 5-year maturity, a redemption date of 24 January 2030, a fixed annual coupon rate of 7.45%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025. The bond is listed on the Irish Stock Exchange (Euronext Dublin).

Within the scope of the issue limit of TRY 8 billion approved by the Capital Markets Board; the book building of the financing bond issuance of the Company with a maturity date of 9 May 2025, an annual simple interest of 43.50% with a nominal amount of TRY 2 billion to qualified investors within Türkiye, without a public placement was completed, and the securities transferred to the investor accounts on 30 January 2025.

The capital of the Company's subsidiary, CJSC Belarusian Telecommunications Network ("BeST"), has been increased by BYN 40,906 from BYN 1,322,960 to BYN 1,363,866. The Company's pre-emption rights with respect to the capital increase have been fully paid.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 28, 2025	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 28, 2025	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer

Date: February 28, 2025	TURKCELL ILETISIM HIZMETLERI A.S.

	By:	/s/ Nuri Burak Konuk

		Name:	Nuri Burak Konuk
		Title:	Turkcell Group Reporting Director